1127801

82- SUBMISSIONS FACING SHEET

MI[redacted] CONTROL LABEL

02026427

REGISTRANT'S NAME Onesteel Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

FILE NO. 82- 5103 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1-18-02

File No: 82-5103

onesteel

2001 FULL FINANCIAL REPORT



OneSteel Limited

ABN 63 004 410 833

Financial Statements at 30 June 2001
Together with Directors' and Independent Audit Reports

CONTENTS

Directors' Report

DIRECTORS

The following directors of OneSteel Limited ("the company") were appointed since 30 June 2000 and held office at the date of this report:

P J Smedley	23 October 2000
R L Every	13 July 2000
E J Doyle	23 October 2000
C R Galbraith	23 October 2000
D E Meiklejohn	23 October 2000
D A Pritchard	23 October 2000
N J Roach	23 October 2000.

Mr B L Carrasco resigned as a director on 18 June 2001 in anticipation of his retirement as Chief Financial Officer.

The following directors also resigned since 30 June 2000 having held office by virtue of their employment prior to spin-out from BHP Limited:

G M Day	13 July 2000
C R Keast	13 July 2000
M E Hedges	23 October 2000

Details of the qualifications, experience and responsibilities of directors are set out on page 26 of the Annual Review.

PRINCIPAL ACTIVITIES

The principal activities of the company and its controlled entities (together "the OneSteel Group") are set out on pages 1 to 29 of the Annual Review. The company was listed on the Australian Stock Exchange on 23 October 2000 following the spin-out of the OneSteel Group from BHP Limited. There were no significant changes in the nature of the principal activities of the OneSteel Group during the year under review.

REVIEW OF OPERATIONS

A review of the operations of the OneSteel Group during the financial year and the results of those operations is contained in pages 1 to 29 of the Annual Review.

DIVIDENDS

Dividends paid or declared by the company since the end of the previous financial year were:

	$ m
Interim dividend 3 cents per share paid on 26 April 2001. 100% franked at a 34% tax rate on fully paid shares	13.7
Final dividend 3 cents per share payable on 18 October 2001 100% franked at a 30% tax rate on fully paid shares	13.8

STATE OF AFFAIRS

There were no significant changes in the state of affairs of the OneSteel Group that occurred during the financial year ended 30 June 2001 other than those arising from the following:

- the spin-out from BHP Limited that became effective on 23 October 2000 following approval by BHP shareholders of the scheme of arrangement set out in the BHP Scheme Booklet dated 31 August 2000; and
- the takeover of Email Limited in a joint bid with Smorgon Distribution Limited which resulted in the acquisition by the OneSteel Group of certain assets of Email on 30 April 2001 and the provision of a loan to Smorgon that will be repaid as unwanted assets of Email are divested.

Commentary on the overall state of affairs of the OneSteel Group is set out on pages 1 to 29 of the Annual Review.

ENVIRONMENTAL REGULATION

The OneSteel Group is subject to significant environmental regulation in respect of its mining and manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal, independent external and government agency audits and site inspections. The environment report is set out on pages 23 and 24 of the Annual Review.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Since 30 June 2001 and to the date of this report, no matter or circumstance has arisen that has significantly affected or may significantly affect:

- the OneSteel Group's operations in future financial years; or
- the results of those operations in future years; or
- the OneSteel Group's state of affairs in future financial years.

FUTURE DEVELOPMENTS

Certain likely developments in the operations of the consolidated entity known to the date of this report have been covered generally within the Annual Review. In the opinion of the directors, any further disclosure of information would be likely to result in unreasonable prejudice to the OneSteel Group.

DIRECTORS' MEETINGS

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

	Board of Directors		Governance & Remuneration Committee		Audit & Compliance Committee		Occupational Health, Safety & Environment Committee	
	A	B	A	B	A	B	A	B
Directors at 30 June 2001								
P J Smedley	10	10	2	2				
R L Every	17	13[1]						
E J Doyle	10	10			3	3	3	3
C R Galbraith	10	10	2	2	3	3		
D E Meiklejohn	10	9	2	2	3	3		
D A Pritchard	10	9			3	3	3	3
N J Roach	10	10	2	2			3	3
Former directors								
B L Carrasco	17	16						
G M Day	1	1						
C R Keast	1	–						
M E Hedges	8	4						

A – Reflects the number of meetings held during the time the director held office during the year.
B – Number of meetings attended.

[1] Dr Every did not attend four meetings held prior to the "spin-out "of the company from BHP Limited. These meetings dealt with routine matters relating to the spin-out.

The roles of the committees are described on pages 27 to 29 of the Annual Review.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Board's Governance and Remuneration Committee is responsible for reviewing remuneration policies and practices, including compensation and arrangements for executive directors and senior management, the company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. This role also includes responsibility for the company's share and option plans. Executive and senior management performance review and succession planning are matters referred to and considered by the Committee. The Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Executive directors and senior executives may receive incentives based on the achievement of specific goals related to the performance of the consolidated entity. Non-executive directors do not receive any performance-based remuneration.

Details of remuneration paid (in dollars) to directors and the most highly remunerated officers are:

Directors	Base Salary	Fees	Other Benefits	Incentives	Super Contribution	Retirement Benefits	Total
P J Smedley [1]		172,715			13,825		186,540
R L Every [1]	1,110,051		29,321	290,137	163,177		1,592,686
E J Doyle [1]		55,269			4,422		59,691
C R Galbraith [1]		55,269			4,422		59,691
D E Meiklejohn [1]		55,269			4,422		59,691
D A Pritchard [1]		55,269			4,422		59,691
N J Roach [1]		55,269			4,422		59,691
B L Carrasco [2]	419,506		8,451	73,389	61,667		563,013
G M Day [2]	4,136		1,378		608		6,122
C R Keast [2]	5,629		1,358		827		7,814
M E Hedges [2]	52,425		40,795		7,706		100,926
Total	1,591,747	449,060	81,303	363,526	269,920		2,755,556

Officers [3]	Base Salary	Fees	Other Benefits	Incentives	Super Contribution	Termination Benefits	Total
P L Muller [4]	331,591		12,166	18,400	48,743	964,743	1,375,643
R J Moore [4]	307,461		48,415	52,420	45,197	596,936	1,050,429
G J Plummer	256,002		50,935	66,300	37,632		410,869
L J Selleck	240,780		15,903	62,600	35,394		354,677
W J Gately	190,008		15,752	33,200	27,931		266,891
Total	1,325,842		143,171	232,920	194,897	1,561,679	3,458,509

[1] Appointed during year.

[2] Resigned during year.

[3] All officers were employed by subsidiaries of OneSteel Limited. Total remuneration paid to the following officers exceeded the total paid to each of the continuing executives shown in the table by virtue of benefits paid on the termination of their contracts:

P F Greatrex $885,463
M Clements $751,329
J C Dulhunty $750,614
P Keating $697,353

[4] Contracts terminated during year; termination benefits include annual leave and long service leave entitlements.

OPTIONS

During the financial year, the Company granted performance rights to shares and options over unissued ordinary shares to the following executive directors and the five most highly remunerated officers as part of their remuneration:

	Number of Rights Granted	Number of Options Granted	Exercise Price for Options
R L Every	1,847,052	2,462,735	92.58 cents
B L Carrasco	704,796	939,728	92.58 cents
P L Muller	135,645	180,860	92.58 cents
R J Moore	125,209	166,945	92.58 cents
G J Plummer	105,315	140,420	92.58 cents
L J Selleck	93,163	124,217	92.58 cents
W J Gately	76,961	102,614	92.58 cents

All performance rights and options were granted during the financial year. No rights and options have been granted since the end of the financial year.

The performance rights to shares and the options to shares were granted in accordance with the executive long term incentive share and option offer outlined in the scheme of arrangement approved by BHP Limited shareholders for the spin-out of the Company. One ordinary share in the Company may be obtained for each performance right and for each option from 16 December 2003, or on earlier termination in special circumstances, subject to the company achieving specific performance hurdles. The options have a maximum life of nine years.

The issue price for each right was 92.58 cents, the same as the exercise price for each option. The price was calculated based on the weighted average price of OneSteel shares traded on the Australian Stock Exchange over the five days ended 29 November 2000.

The performance hurdles relate to two comparative groups (the Australian Consumer Price Index plus 5%, and the ASX All Industrials Accumulation Index excluding banks, media and telecommunications) which are measured against OneSteel's performance in terms of total shareholder return. Due to the nature of the performance hurdles and the short period that the company has been in operation, the value of these rights and options is considered to be indeterminable.

At the date of this report, there were available under the scheme 5,330,162 options at an exercise price of 92.58 cents and 241,298 options at an exercise price of 88.48 cents, the latter arising from an issue on 9 April 2001 to a new officer. The options do not entitle the holder to participate in any share issue of the company. During, or since the end of, the financial year, the company has not issued shares as a result of the exercise of options.

DIRECTORS' INTERESTS

The relevant interest of each director in the shares, options or other instruments of the company and related bodies corporate are:

	OneSteel Limited			Steel and Tube Holdings Limited	
	Shares	Rights[1]	Options[1]	Shares	Options
P J Smedley	100,000				
R L Every	102,793	1,847,052	2,462,735	6,000	
E J Doyle	21,858				
C R Galbraith	10,929				
D E Meiklejohn	10,000				
D A Pritchard	–				
N J Roach	10,836				

[1] Refer details of rights and options above.

INTERESTS OF NON-EXECUTIVE DIRECTORS IN CONTRACTS OR PROPOSED CONTRACTS WITH THE COMPANY

Directors of the company have entered into agreements with the company for the payment of retiring allowances on retirement as a director. Agreements for the provision of benefits to directors on retirement are made under the provisions of OneSteel's Constitution. In addition, directors of the company have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on page 26 of the Annual Review.

The OneSteel Group had normal business transactions with directors (or director-related entities) of the Company during the year, including payments to Allens Arthur Robinson, solicitors, of which firm Mr C R Galbraith is a partner, in respect of legal costs and advice amounting to $1,640,012. Normal 30-day settlement terms applied and the amount payable at balance date was $84,482.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The company has agreements with each of the directors of the company in office at the date of this report, and certain former directors, indemnifying these officers against liabilities to any person other than the company or a related body corporate that may arise from their acting as officers of the company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contract.

ROUNDING OF AMOUNTS

The company is of the kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998 and in accordance with that class order, amounts in the financial report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Signed in Sydney this 21st day of August 2001 in accordance with a resolution of directors:

P J Smedley
Chairman

R L Every
Managing Director

Statement of Financial Position

AT 30 JUNE

	Note	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Current Assets					
Cash assets	26	14.1	20.3	–	–
Receivables	6	432.9	614.5	14.9	28.9
Other financial assets	7	128.6	–	–	–
Inventories	8	530.1	326.8	–	–
Other	9	46.2	8.9	–	–
Total Current Assets		1,151.9	970.5	14.9	28.9
Non-Current Assets					
Other financial assets	10	9.2	9.0	1,161.7	1,047.9
Inventories	11	10.2	–	–	–
Property, plant and equipment	12	1,224.2	518.3	–	–
Intangibles	13	234.4	167.1	–	–
Deferred tax assets	14	62.1	28.9	–	–
Other	15	18.8	–	–	–
Total Non-Current Assets		1,558.9	723.3	1,161.7	1,047.9
Total Assets		2,710.8	1,693.8	1,176.6	1,076.8
Current Liabilities					
Payables	16	444.4	1,275.0	–	1,001.9
Interest bearing liabilities	17	154.8	37.9	–	–
Tax liabilities		–	21.6	0.2	0.3
Other provisions	18	158.6	60.3	13.8	–
Total Current Liabilities		757.8	1,394.8	14.0	1,002.2
Non-Current Liabilities					
Interest bearing liabilities	19	621.7	3.9	–	–
Deferred tax liabilities	20	136.7	30.2	–	–
Other provisions	21	78.4	36.1	–	–
Total Non-Current Liabilities		836.8	70.2	–	–
Total Liabilities		1,594.6	1,465.0	14.0	1,002.2
Net Assets		**1,116.2**	**228.8**	**1,162.6**	**74.6**
Equity					
Contributed equity	22	995.0	59.1	995.0	59.1
Reserves	23	1.8	(1.4)	–	–
Retained profits	24	67.3	123.6	167.6	15.5
Parent entity interest		1,064.1	181.3	1,162.6	74.6
Outside equity interest	25	52.1	47.5	–	–
Total Equity		**1,116.2**	**228.8**	**1,162.6**	**74.6**

The accompanying notes form an integral part of this statement of financial position.

Statement of Financial Performance

FOR THE PERIOD ENDED 30 JUNE

	Note	Consolidated 12 Months to 30 June 2001 $m	Consolidated 13 Months to 30 June 2000 $m	Parent 12 Months to 30 June 2001 $m	Parent 13 Months to 30 June 2000 $m
Sales revenue	2	2,564.6	893.5	–	–
Cost of sales		2,075.0	758.2	–	–
Gross profit		489.6	135.3	–	–
Other revenues from ordinary activities	2	141.0	81.6	185.2	41.4
Operating expenses excluding borrowing costs	2	546.7	149.2	5.3	0.1
Restructuring costs	2	65.7	–	–	–
Borrowing costs	2	44.1	19.2	–	–
Profit/(loss) from ordinary activities before income tax expense		(25.9)	48.5	179.9	41.3
Income tax expense/(benefit) relating to ordinary activities	3	(3.0)	12.2	0.3	0.4
Net profit/(loss) from ordinary activities after related income tax		(22.9)	36.3	179.6	40.9
Net profit attributable to outside equity interests		5.9	0.3	–	–
Net profit/(loss) attributable to members of the parent entity		(28.8)	36.0	179.6	40.9
Net exchange difference on translation of financial report of self-sustaining foreign operations	23	3.2	2.0	–	–
Total changes in equity other than those resulting from transactions with owners as owners		(25.6)	38.0	179.6	40.9
Basic earnings/(loss) per share (cents per share)	4	(8.84)	121.76		
Diluted earnings/(loss) per share (cents per share)	4	(8.76)	121.76		

The accompanying notes form an integral part of this statement of financial performance.

Statement of Cash Flows

FOR THE PERIOD ENDED 30 JUNE

	Note	Consolidated 12 Months to 30 June 2001 $m	Consolidated 13 Months to 30 June 2000 $m	Parent 12 Months to 30 June 2001 $m	Parent 13 Months to 30 June 2000 $m
		Inflows/(outflows)			
Cash flows from operating activities					
Receipts from customers		2,609.2	910.3	5.5	0.7
Payments to suppliers and employees		(2,414.3)	(787.0)	(3.6)	–
GST Paid		(59.2)	–	–	–
Dividends received		3.0	–	177.4	40.6
Interest received		3.1	1.2	–	–
Interest and other costs of finance paid		(52.4)	(17.8)	–	–
Operating cash flows before income tax		89.4	106.7	179.3	41.3
Income taxes paid		(45.9)	(5.6)	(0.4)	(0.8)
Net operating cash flows	26(b)	**43.5**	**101.1**	**178.9**	**40.5**
Cash flows from investing activities					
Purchases of property, plant and equipment		(37.9)	(14.8)	–	–
Purchases of investments		(0.2)	–	–	–
Purchase of controlled entities net of their cash	26(c)	(121.6)	(855.0)	(121.6)	(756.1)
Purchases of businesses		(519.7)	–	–	–
Proceeds from sale of property, plant and equipment		8.2	14.5	–	–
Loan to non-related parties	7	(285.8)	–	–	–
Repayment of loan by non-related parties	7	157.2	–	–	–
Proceeds from sale of investments		111.1	46.5	–	–
Proceeds from sale of controlled entities net of their cash		2.4	–	2.4	–
Net investing cash flows		**(686.3)**	**(808.8)**	**(119.2)**	**(756.1)**
Cash flows from financing activities					
Proceeds from issue of shares	22	933.3	–	933.3	–
Proceeds from borrowings		1,108.0	38.9	–	–
Repayment of borrowings		(377.2)	–	–	–
Repayment of loans from related party		(1,725.5)	–	(979.3)	(2.2)
Proceeds from loans to related party		709.6	779.4	–	808.2
Dividends paid		(15.7)	(90.4)	(13.7)	(90.4)
Net financing cash flows		**632.5**	**727.9**	**(59.7)**	**715.6**
Net increase/(decrease) in cash and cash equivalents		**(10.3)**	**20.2**	**–**	**–**
Cash and cash equivalents at beginning of year		17.4	(2.8)	–	–
Effect of exchange rates on cash and cash equivalents		0.2	–	–	–
Cash and cash equivalents at end of year	26(a)	**7.3**	**17.4**	**–**	**–**

The accompanying notes form an integral part of this statement of cash flows.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation

These general purpose financial statements have been prepared for the year ended 30 June 2001 in accordance with the requirements of the Corporations Act (2001), Australian Accounting Standards and Urgent Issues Group Consensus Views. It is recommended that this report be read in conjunction with the 30 June 2001 Annual Review and any public announcements made by OneSteel Limited and its controlled entities during the year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and the Australian Stock Exchange.

Comparative numbers for the 2000 year are based on a 13 month period from 1 June 1999 to 30 June 2000, following a change in balance date for that year.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the Australian dollar or in the prices of specific assets.

Principles of consolidation

The consolidated entity referred to as the OneSteel Group includes the parent entity, OneSteel Limited ("OneSteel"), and its controlled entities (together "the OneSteel Group"). A list of controlled entities is contained in Note 31.

Where the cost of OneSteel's interest in a controlled entity exceeds the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference is brought to account as goodwill which is included in the Statement of Financial Position under the heading of intangibles.

Where the cost of OneSteel's interest in a controlled entity is less than the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, being a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired.

In preparing the financial statements, the effects of all transactions between entities within the OneSteel Group have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

Foreign currency transactions

Transactions

Transactions in foreign currencies are translated at rates of exchange that approximate those applicable at the date of each transaction. Foreign currency amounts payable or receivable arising from these transactions are translated at the rates of exchange applicable at balance date. The effect of hedging is taken to account in the measurement of the relevant transactions. Exchange fluctuations arising from foreign currency transactions and amounts outstanding are taken directly to earnings.

Translation of controlled foreign entities

Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are taken to the foreign currency translation account.

Sales revenue

Sales revenue represents revenue earned from the sale of products or services net of returns, trade allowances and duties. Sales revenue is recognised or accrued at the time of the provision of the product or service.

Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation on ancillary costs incurred in connection with arrangement of borrowings and finance leases. Borrowing costs are expensed as they are incurred except where they relate to the financing of projects under construction where they are capitalised up to the date of commissioning or sale.

Exploration, evaluation and development expenditure

Exploration and evaluation expenditure is charged against earnings as incurred, except in the case of areas of interest where:

- it is expected that the expenditure will be recouped by future exploitation or sale; or
- at balance date, exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves.

In these cases, the expenditure is capitalised. Where the expenditure, together with the relevant development costs are capitalised, the amounts so capitalised are amortised over the period of benefit. Each area of interest is reviewed regularly to determine its economic viability, and to the extent that it is considered that the relevant expenditure will not be recovered, it is written off.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Research expenditure

Expenditure for research is charged against earnings as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

Provision for restoration and rehabilitation

Provision for restoration and rehabilitation is made in the financial statements on a progressive basis for restoration and rehabilitation costs, mainly in areas from which natural resources are extracted.

Estimates are based on current costs and current technology, allowing for potential recoveries (if any), determined on an undiscounted basis encompassing the closure and removal or disposal of facilities, site clean up and rehabilitation. Much of the restoration and rehabilitation work can be done only after the termination of operations, which will generally be many years hence, and accordingly the consideration of work required takes into account current and anticipated legal obligations and industry best practice.

The charge to income is generally determined on a units of production basis so that full provision is made by the end of the assets economic life. Estimates are reassessed annually and the effects of changes are recognised prospectively.

Taxation

The consolidated Statement of Financial Position has been prepared applying the principles of tax effect accounting. The provision for deferred income tax (non-current liability) and the future income tax benefit (non-current asset) represent the tax effect of timing differences which arise from the recognition in the financial statements of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax purposes. Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

Deferred tax balances are carried at the rates that are expected to apply when the balances are settled.

Retirement benefits

The OneSteel Group contributes to defined benefit and defined contribution superannuation plans. Contributions to these funds are charged against income as they become payable.

Classification of assets and liabilities

Assets and liabilities are classified as current and non-current. Current assets are cash or other assets that would in the ordinary course of business be consumed or converted into cash within twelve months. Current liabilities are liabilities that would in the ordinary course of business be due and payable within twelve months.

Non-current assets

Non-current assets are generally accounted for on a historical cost basis. Where necessary, recoverable amounts have been determined having regard to their anticipated net realisable value on sale, or expected net cash flows from operations discounted to present values.

Cash assets

For Statement of Financial Position purposes, cash includes cash on hand, cash at bank and deposits available at immediate or twenty-four hour call with financial institutions. For the purpose of the consolidated Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and borrowings at call.

Other financial assets

Interests in non-subsidiary, non-associated corporations are included in investments at the lower of cost and recoverable amount. Dividend income is brought to account when declared.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost, which includes fixed and variable overheads, is derived on an absorption costing basis.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Deferred overburden removal costs

Where appropriate, the costs associated with removing overburden from mines are deferred and are generally charged against earnings on a unit of production basis utilising average stripping ratios. Where there is minimal variation in stripping ratios over the life of the operation, deferred costs are amortised on a straight-line basis.

Property, plant and equipment

Valuation in financial statements

Property, plant and equipment are carried at cost and depreciated over their useful economic lives.

Disposals

Disposals are taken to account in operating profit in the period that they are disposed of.

Depreciation of property, plant and equipment

Depreciation is provided on buildings, plant, machinery and other items used in producing revenue, at rates based on the useful life of the asset to the OneSteel Group, on a straight-line basis.

The following table indicates the typical expected economic lives of property, plant and equipment on which the depreciation charges are based:

Buildings:	From 20 to 40 years
Plant and equipment:	From 3 to 30 years
Exploration, evaluation and development expenditures carried forward:	Based on the estimated life of reserves on a unit of production basis
Capitalised leased assets:	Up to 30 years or life of lease, whichever is shorter.

The rates are reviewed and reassessed periodically in the light of technical and economic developments.

In accordance with the requirements of AASB1041 "Revaluation of Non-Current Assets", land and buildings previously carried at valuation were reverted to a cost basis for measurement. For the purposes of transitioning to a cost basis, the existing revalued carrying amounts at 1 July 2000 were deemed to be their cost.

Leased assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised, and except as described below, rental payments are charged against operating profit in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Intangible assets

Amounts paid for identifiable (patents, trademarks and licences) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight-line basis over the expected periods of benefit. The amortisation period applied for goodwill is twenty years and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits being derived.

Provision for employee entitlements

Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave, long service leave, workers' compensation and vested sick leave. No provision is made for non-vesting sick leave as the anticipated pattern of future sick leave taken indicates that accumulated non-vesting leave will never be paid.

All on-costs, including payroll tax, workers' compensation premiums and fringe benefits tax, are included in the determination of provisions. Vested sick leave, annual leave and the current portion of long service leave and workers' compensation provisions are measured at their nominal amounts.

Financial instruments included in equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the OneSteel Shareholders.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Financial instruments included in liabilities
Loans, debentures and notes payable are recognised when issued at the amount of the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Interest rate swaps are recognised as either an asset or liability, measured by reference to amounts payable or receivable calculated on a proportionate time basis.

Cross currency swaps are recognised as either an asset or liability, measured at the net of the amounts payable and receivable.

Financial instruments included in assets
Trade debtors are initially recorded at the amount of contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less likely. Any provision established is based on a review of all outstanding amounts at balance date.

A specific provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

Bank deposit, bills of exchange, promissory notes, loans, marketable securities and marketable equity securities are carried at cost.

Employee share and option ownership schemes
Certain employees are entitled to participate in share and option ownership schemes. The details of the schemes are described in Note 27. No remuneration expense is recognised in respect of employee shares and options issued.

Rounding of amounts
Amounts in the financial statements have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Derivatives
The OneSteel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and uses derivative financial instruments to hedge these risks. Hedge accounting principles are applied whereby derivatives undertaken for the purpose of hedging are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be recognised in the statement of financial position whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

- deferred and included in the measurement of the anticipated transaction when it occurs; or
- recognised in the Statement of Financial Position at the date of termination where the anticipated transaction is no longer expected to occur.

NOTE 2. PROFIT AND LOSS ITEMS:

	Consolidated 12 Months to 30 June 2001 $m	Consolidated 13 Months to 30 June 2000 $m	Parent 12 Months to 30 June 2001 $m	Parent 13 Months to 30 June 2000 $m
Profit/(loss) from ordinary activities is after crediting the following revenues:				
Sales revenues:				
Product sales	2,562.7	871.5	–	–
Rendering of services	1.9	22.0	–	–
Total sales revenue	2,564.6	893.5	–	–
Other revenues:				
Interest from other persons	3.1	1.2	–	–
Dividends from wholly owned group	–	–	177.4	40.6
Proceeds from sale of non-current assets	121.7	61.0	2.4	–
Other	16.2	19.4	5.4	0.8
Total other revenues	141.0	81.6	185.2	41.4
Profit/(loss) from ordinary activities is after charging the following expenses:				
Manufacturing expenses	77.8	6.9	–	–
Distribution expenses	78.1	7.1	–	–
Marketing expenses	91.8	24.6	–	–
Administrative expenses	153.9	20.4	–	–
Cost of sale of non–current assets	120.1	62.0	1.7	–
Other expenses	25.0	28.2	3.6	0.1
Total expenses excluding borrowing costs	546.7	149.2	5.3	0.1
Restructuring costs:				
Closure of the Brisbane Bar Mill				
Redundancies and other costs	5.2	–	–	–
Write off of fixed assets	22.5	–	–	–
Write off of goodwill	22.3	–	–	–
Other restructuring costs	15.7	–	–	–
Total restructuring costs	65.7	–	–	–
Borrowing costs:				
Interest paid or payable to:				
Other unrelated parties	40.0	19.2	–	–
Amortisation of loan facility fees	4.1	–	–	–
Total borrowing costs	44.1	19.2	–	–
Included in the cost of sales, operating expenses and restructuring costs are the following items;				
Depreciation and amortisation:				
Depreciation of property, plant and equipment	100.1	19.9	–	–
Amortisation of goodwill	37.0	7.1	–	–
Other expense items:				
Net bad debts written off	2.8	2.8	–	–
Net charge to provision for doubtful debts	0.5	3.4	–	–
Research & Development costs	1.0	2.1	–	–
Net (gain)/loss on sale of non current assets	(1.6)	1.0	(0.7)	–
Write down of inventory to net realisable value	3.7	0.9	–	–
Operating lease rentals	22.0	16.4	–	–
Provision for employee entitlements	54.5	22.5	–	–
Provision for restoration and rehabilitation	0.6	–	–	–

NOTE 3. INCOME TAX EXPENSE/(BENEFIT):

	Consolidated 12 Months to 30 June 2001 $m	Consolidated 13 Months to 30 June 2000 $m	Parent 12 Months to 30 June 2001 $m	Parent 13 Months to 30 June 2000 $m
Income tax arising from items taken to operating profit				
The prima facie tax on operating profit differs from the income tax provided in the accounts and is calculated as follows:				
Profit/(loss) from ordinary activities before income tax	(25.9)	48.5	179.9	41.3
Tax calculated at 34 cents (36 cents in 2000) in the dollar	(8.8)	17.5	61.2	14.9
Tax effect of permanent and other differences:				
Rebate for dividends	–	–	(60.3)	(14.6)
Amounts under/(over) provided in prior years	(3.9)	(1.4)	–	0.1
Research and development incentive	(0.2)	(0.2)	–	–
Non-deductible accounting depreciation and amortisation	14.8	3.3	–	–
Tax differential – non-Australian income	(0.2)	(0.1)	–	–
Employee share plan	(0.3)	–	(0.3)	–
Non-deductible expenses	0.6	0.2	–	–
Capital gains not taxable	(2.8)	(4.3)	(0.3)	–
Restatement of deferred tax balances due to income tax rate change	(2.2)	(2.8)	–	–
Total income tax expense/(benefit)	(3.0)	12.2	0.3	0.4

NOTE 4. EARNINGS PER SHARE:

	Consolidated 12 Months to 30 June 2001 cents	Consolidated 13 Months to 30 June 2000 cents
Basis earnings/(loss) per share (cents per share)	(8.84)	121.76
Diluted earnings/(loss) per share (cents per share)	(8.76)	121.76
(a) Number of ordinary shares		
Weighted average number of ordinary shares used in the calculation of basic earnings per share	325,403,303	29,550,005

(b) Potential ordinary shares not considered dilutive

All potential ordinary shares, being options to acquire ordinary shares, are considered dilutive. Details are provided in note 22.

NOTE 5. SEGMENT INFORMATION:

	Revenue from customers outside the consolidated entity $m	Intersegment revenue $m	Total revenue $m	EBIT $m	Segment assets $m
			2001		
Business Segments					
Manufacturing	1,027.6	373.1	1,400.7	(13.6)	1,575.9
Distribution – Australia	1,239.7	5.3	1,245.0	44.0	926.4
Distribution – International	312.2	–	312.2	22.5	174.0
Corporate activities	126.1	5.3	131.4	(27.0)	85.7
Intersegment activities	–	(383.7)	(383.7)	(7.7)	(51.2)
Consolidated	2,705.6	–	2,705.6	18.2	2,710.8

Comparative segment information for 2000 has not been provided as the 2000 results for the consolidated entity included results of only a small part of what constituted the OneSteel Group at the time of the spin-out from BHP.

NOTE 6. RECEIVABLES (CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Trade receivables due from other than related parties (a)	390.8	297.5	–	–
Provision for doubtful debts	(4.3)	(4.3)	–	–
	386.5	293.2	–	–
Trade receivables due from related parties	0.7	14.8	14.9	28.9
Total trade receivables	387.2	308.0	14.9	28.9
Non-trade receivables due from:				
Other unrelated parties	45.7	306.5	–	–
Total current receivables	432.9	614.5	14.9	28.9

(a) The value of trade receivables at 30 June 2001 would have been $94.2m (2000: $52.8m) higher but for the sale of such receivables. Collections of $117m (2000: $80.5m) were held on behalf of the purchasers of the receivables at 30 June 2001, and have been classified as other creditors. A reserve of $20m is held in non-trade receivables in relation to the sale of receivables programme.

NOTE 7. OTHER FINANCIAL ASSETS (CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Loan to Smorgon Distribution Limited	128.6	–	–	–

The loan to Smorgon Distribution Limited (SDL) represents the balance of $285.8m initially contributed to SDL for the joint bid for Email by OneSteel and Smorgon, net of $157.2m repaid during the period. The loan balance will be reduced by the purchase of further assets from Email and repaid following the sale of the residual Email businesses. The loan is interest free.

NOTE 8. INVENTORIES (CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Inventories valued at the lower of cost and net realisable value				
Raw materials				
At net realisable value	0.3	0.7	–	–
At cost	93.0	29.9	–	–
	93.3	30.6	–	–
Work in progress				
At net realisable value	8.8	0.1	–	–
At cost	24.7	3.7	–	–
	33.5	3.8	–	–
Finished goods				
At net realisable value	17.5	8.2	–	–
At cost	304.9	274.1	–	–
	322.4	282.3	–	–
Stores, spares and other				
At cost	80.9	10.1	–	–
	80.9	10.1	–	–
Total current inventories				
At net realisable value	26.6	9.0	–	–
At cost	503.5	317.8	–	–
	530.1	326.8	–	–

NOTE 9. OTHER ASSETS (CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Prepaid borrowing costs	4.1	–	–	–
Prepaid income tax	31.2	–	–	–
Other prepayments	9.0	7.5	–	–
Other	1.9	1.4		
Total other current assets	46.2	8.9	–	–

NOTE 10. OTHER FINANCIAL ASSETS (NON-CURRENT):

	Note	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Investments carried at cost					
Shares in controlled entities	31				
Which are not quoted on prescribed stock exchanges					
Shares at cost		–	–	1,152.7	1,038.9
In other corporations					
Which are not quoted on prescribed stock exchanges					
Shares at cost		9.2	9.0	9.0	9.0
Total other non-current financial assets		9.2	9.0	1,161.7	1,047.9

Investments previously carried at directors valuation have been reclassified and deemed to be carried at cost under the provisions of AASB 1041. (Consolidated $6.0m, Parent $50.9m)

NOTE 11. INVENTORIES (NON-CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Inventories valued at the lower of cost and net realisable value				
Spares and other at cost	10.2	–	–	–

NOTE 12. PROPERTY, PLANT AND EQUIPMENT:

Consolidated at 30 June 2001	Land $m	Buildings $m	Plant and Equipment $m	Exploration and Development Expenditures $m	Total $m
Cost:					
Opening balance	87.4	184.1	639.2	–	910.7
Additions	–	15.9	22.0	–	37.9
Disposals	(0.6)	(0.5)	(18.8)	–	(19.9)
Acquisitions through subsidiaries and businesses acquired	26.7	96.4	638.1	10.7	771.9
Closing balance	113.5	295.9	1,280.5	10.7	1,700.6
Accumulated depreciation:					
Opening balance	–	58.2	334.2	–	392.4
Depreciation for the year	–	8.2	91.5	0.4	100.1
Disposals	–	–	(16.1)	–	(16.1)
Closing balance	–	66.4	409.6	0.4	476.4
Net	113.5	229.5	870.9	10.3	1,224.2
(a) Current value of land and buildings	379.1				

Entities acquired by OneSteel Ltd at time of spin-out
The valuations of freehold land and buildings were based on their estimated market value at time of spin-out from BHP in the determination of a fair valuation of non current assets.

Entities previously owned by OneSteel Ltd at time of spin-out
Current market valuations have been obtained in relation to major freehold land and buildings for OneSteel Wire Pty Ltd and OneSteel Reinforcing Pty Ltd.
Land and buildings carried at revalued amounts at 30 June 2000 were reclassified to deemed cost effective 1 July 2000.

NOTE 13. INTANGIBLES (NON-CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Goodwill at cost	370.9	266.6	–	–
Accumulated amortisation	136.5	99.5	–	–
Total non-current intangibles	234.4	167.1	–	–

NOTE 14. DEFERRED TAX ASSETS (NON-CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Future income tax benefits attributable to timing differences	62.1	28.9	–	–
Total non-current deferred tax assets	62.1	28.9	–	–

NOTE 15. OTHER ASSETS (NON-CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Prepaid borrowing costs	4.2	–	–	–
Deferred stripping	14.6	–	–	–
Total other non-current assets	18.8	–	–	–

NOTE 16. PAYABLES (CURRENT):

		Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Trade creditors due to other than related parties		256.7	170.0	–	–
Other creditors due to other than related parties	(a)	187.7	109.9	–	–
Other creditors due to related parties		–	995.1	–	1,001.9
Total current payables		444.4	1,275.0	–	1,001.9

(a) Collections of $117m (2000: $80.5m) were held on behalf of the purchasers of receivables, under the debtors securitisation programme, at 30 June 2001, and have been classified as other creditors.

NOTE 17. INTEREST BEARING LIABILITIES (CURRENT):

		Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Current portion of long term loans					
Bank loans unsecured (note 19)		4.0	23.1	–	–
Short term unsecured borrowings					
Bank loans	(a)	144.0	11.9	–	–
Bank overdraft	(b)	6.8	2.9		
Total current interest bearing liabilities		154.8	37.9	–	–

(a) (i) Bank loans predominately comprise $140m provided to the OneSteel Group by a syndicate of banks. These loans have an average interest rate of 5.9% and are due for repayment in February 2002. The bank loans are subject to the terms and conditions of the loan agreement with the banks.

(ii) The remaining bank loans comprise $4m provided to the Steel & Tube Holdings Group by the ANZ Bank New Zealand. These loans have an average interest rate of 6.2% and are due for repayment in July 2001.

(b) The bank overdraft is provided to the Steel & Tube Holdings Group by the ANZ Bank New Zealand, under the conditions of the Group's Deed of Negative Pledge. The overdraft facilities may be terminated by the bank on demand.

NOTE 18. OTHER PROVISIONS (CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Dividends	13.8	–	13.8	–
Employee entitlements	77.3	44.0	–	–
Restoration and rehabilitation	3.9	–	–	–
Restructuring	19.6	9.8	–	–
Email restructuring costs	39.5	–	–	–
Other	4.5	6.5	–	–
Total other current provisions	158.6	60.3	13.8	–

NOTE 19. INTEREST BEARING LIABILITIES (NON-CURRENT):

		Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Bank loans unsecured	(a)	625.7	27.0	–	–
less					
Amounts repayable within twelve months (note 17)		4.0	23.1	–	–
Total non-current interest bearing liabilities		621.7	3.9	–	–

(a) (i) Bank loans predominately comprise $610m provided to the OneSteel Group by a syndicate of banks. These loans have an average interest rate of 5.8% and repayment dates vary from October 2003 to October 2005. The bank loans are subject to the terms and conditions of the loan agreement with the banks.

(ii) The remaining bank loans comprise $15.7m provided to the Steel & Tube Holdings Group by the ANZ Bank New Zealand, National Bank New Zealand and Citibank. These loans have an average interest rate of 7% and are due for repayment within one to two years. These loans are subject to the conditions of the Group's Deed of Negative Pledge.

NOTE 20. DEFERRED TAX LIABILITIES (NON-CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Provision for deferred income tax				
– attributable to timing differences	136.7	30.2	–	–
Total non-current deferred tax liabilities	136.7	30.2	–	–

NOTE 21. OTHER PROVISIONS (NON-CURRENT):

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Employee entitlements	63.6	36.1	–	–
Restoration and rehabilitation	14.8	–	–	–
Total other non-current provisions	78.4	36.1	–	–

NOTE 22. CONTRIBUTED EQUITY:

	2001 $m	2000 $m
Issued and paid-up:		
Ordinary shares	995.0	59.1
Total contributed equity	995.0	59.1

Movements in contributed equity for the year:

		Number of Ordinary shares 2001 000's	Number of Ordinary shares 2000 000's	Value of Ordinary shares 2001 $m	Value of Ordinary shares 2000 $m
On issue at beginning of year		29,550	29,550	59.1	59.1
Issued during the year	(a)	416,504	–	933.3	–
Issued under Employee Share Ownership plan	(b)	7,144	–	–	–
Issued under Executive Long Term Incentive Plan	(c)	4,179	–	–	–
Issued under Dividend Reinvestment Plan	(d)	2,901	–	2.6	–
On issue at end of year		460,278	29,550	995.0	59.1

Employee options over ordinary shares in OneSteel Limited

Issue Date	15 December 2000	9 April 2001
On issue at beginning of year	–	–
Issued during the year	5,330,162	241,298
Outstanding at balance date	5,330,162	241,298
Exercised subsequent to balance date	–	–
Outstanding at date of Directors' report	5,330,162	241,298
Number of recipients	46	1
Exercise price	92.58c	88.48c
Exercise period – from	16 December 2003	10 April 2004
– to	15 December 2009	9 April 2010
Expiration date	15 December 2009	9 April 2010

(a) On the 20 October 2000, OneSteel Limited issued 416,504,126 ordinary shares to BHP in preparation for the spin out of OneSteel from BHP.

(b) Refer to note 27 for details of the Employee Share Ownership Scheme.

(c) Refer to note 27 for details of the Executive Long Term Incentive Plan.

(d) The Dividend Reinvestment Plan provides shareholders with an opportunity to acquire additional ordinary shares in lieu of cash dividends. Shares were issued at $0.8694.

NOTE 23. RESERVES:

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Foreign Currency Translation Reserve				
Opening balance	(1.4)	(3.4)	–	–
Exchange fluctuations on overseas net assets	3.2	2.0	–	–
Closing balance	1.8	(1.4)	–	–

NOTE 24. RETAINED PROFITS AND DIVIDENDS:

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Retained profits at the beginning of the financial year	123.6	178.0	15.5	65.0
Dividends provided for or paid	(27.5)	(90.4)	(27.5)	(90.4)
Net profit/(loss)	(28.8)	36.0	179.6	40.9
Retained profits at the end of the financial year	67.3	123.6	167.6	15.5
Retained profits and reserves that could be distributed as dividends and franked out of existing franking credits.	3.6	–	0.1	–

The following dividends have been paid, declared or recommended since the end of the preceding financial year:

	On ordinary shares $m	Dividend per ordinary share $
Interim fully franked dividend for 2001 paid 26 April 2001	13.7	0.03
Final fully franked dividend for 2001 as recommended and declared by the directors, payable 18 October 2001	13.8	0.03

Dividend Franking

All dividends paid or provided for will be fully franked.

NOTE 25. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES:

	Consolidated 2001 $m	Consolidated 2000 $m
Outside equity interests in controlled entities at balance date		
Share capital – ordinary	27.5	27.5
Retained profits	24.6	20.0
Total outside equity interests in controlled entities	52.1	47.5

NOTE 26. NOTES TO THE STATEMENT OF CASH FLOWS:

(a) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in banks and deposits at call, net of outstanding bank overdrafts.

Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Cash	14.1	20.3	–	–
Bank overdrafts	(6.8)	(2.9)	–	–
Total cash and cash equivalents	7.3	17.4	–	–

(b) Reconciliation of Net Profit After Income Tax to Net Cash Provided by Operating Activities

	Consolidated 12 Months to 30 June 2001 $m	Consolidated 13 Months to 30 June 2000 $m	Parent 12 Months to 30 June 2001 $m	Parent 13 Months to 30 June 2000 $m
Net profit/(loss) after income tax	(22.9)	36.3	179.6	40.9
Adjusted for non cash items:				
Depreciation and amortisation	137.1	27.0	–	–
Bad debts written off	2.8	2.8	–	–
Net loss(gain) on sale of fixed assets	(0.9)	1.0	–	–
Net loss(gain) on sale of investments	(0.7)	–	(0.7)	–
Changes in assets and liabilities net of effects from purchase and sale of controlled entities and businesses:				
(Increase)/decrease in receivables	0.6	45.6	–	–
(Increase)/decrease in inventories	(47.7)	28.9	–	–
(Increase)/decrease in future income tax benefit	(15.4)	(0.6)	–	–
(Increase)/decrease in other assets	(10.1)	(8.3)	–	–
Increase/(decrease) in deferred tax provision	27.6	(1.1)	–	–
Increase/(decrease) in payables	26.7	(29.3)	–	–
Increase/(decrease) in other provisions	(53.6)	(1.2)	–	(0.4)
Net operating cash flow	43.5	101.1	178.9	40.5

During the year dividends of $2.6m were paid by the issue of shares under a dividend reinvestment plan.

(c) Controlled Entities Acquired

The following controlled entities were acquired by the OneSteel Group at the dates stated and their operating results have been included in the Statement of Financial Performance from the relevant date.

	Date Acquired	Proportion of shares acquired	Consolidated 2001 $m	Consolidated 2000 $m
Entity and consideration given				
OneSteel Manufacturing Pty Limited	1 July 2000	100%		
Cash			13.0	–
OneSteel NSW Pty Limited	1 July 2000	100%		
Cash			5.5	–
OneSteel Investments Pty Limited	1 July 2000	100%		
Cash			–	–
OneSteel Queensland Pty Limited	1 October 2000	100%		
Cash			97.2	–
Pipeline Supplies New Zealand Limited	1 May 2001	100%		
Cash			5.1	–
Tubemakers of Australia Limited	1 June 2001	100%		
Cash			–	844.0
Total consideration			120.8	844.0

NOTE 26. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED):

	Consolidated 2001 $m	Consolidated 2000 $m
The amounts of assets and liabilities acquired by major class are:		
Cash	1.4	20.0
Receivables	77.2	403.1
Inventories	51.2	290.9
Investments	121.6	46.7
Property, plant and equipment	272.5	320.3
Goodwill on acquisition	42.2	146.9
Other assets	0.2	18.4
Accounts payable	(382.1)	(237.1)
Bank overdraft	(2.2)	(31.0)
Provisions	(61.2)	(85.8)
Outside equity interest	–	(48.4)
	120.8	844.0
Outflow of cash to acquire the entities, net of cash acquired:		
Cash consideration	120.8	844.0
Cash acquired	(1.4)	(20.0)
Bank overdraft acquired	2.2	31.0
Outflow of cash	121.6	855.0

(d) Controlled Entities Sold

Shares in the following controlled entities were sold by the OneSteel Group at the dates stated.

Entity and consideration given	Date of disposal	Proportion of shares disposed	Consolidated 2001 $m
BHP Titan Limited	30 September 2000	100%	
Cash			2.4
BHP Steel Southern Africa Pty Limited	30 September 2000	100%	
Cash			–
The carrying amounts of assets and liabilities disposed of by major class are:			
Receivables			0.9
Property, plant and equipment			0.7
Provisions			(0.1)
			1.5
Inflow of cash on disposal of entities, net of cash disposed:			
Cash proceeds			2.4

NOTE 27. EMPLOYEE ENTITLEMENTS:

	Consolidated 2001	Parent 2001
The number of employees employed at 30 June are:	7,379	–

(a) Employee Share and Option Ownership Schemes

OneSteel provides the following share and option plans for employees.

Employees with three months service on 19 October 2000 were invited to participate in either the Tax Exempt or Tax Deferred Share Plans. Both plans offered a free parcel of shares based on the weighted average price of OneSteel shares traded on the Australian Stock Exchange for the five days up to and including the date of issue (1 December 2000). The value of the parcel of shares was $500 for employees participating in the Tax Exempt Plan and $1,000 for employees participating in the Tax Deferred Plan.

Both the Tax Exempt and Tax Deferred Plans also provide for salary sacrifice contributions to purchase shares on-market on a monthly basis. Under the Tax Deferred Plan, salary sacrifice contributions are matched by way of monthly issue of shares to the employee to a maximum value of $2,000. Matching shares are issued with a price equal to that of the on-market purchase price.

Two Executive Share Plans were established for senior management: a restricted stock share plan and an option plan. The issue price of the shares and the exercise price of the options were based on the same weighted average price used for the issue on 1 December 2000 under the employee plans, except for the issue of shares and options on the 9 April 2001. This was based on the weighted price for the five days ending on that date. Both shares and options issued under these plans are subject to performance hurdles and a three-year vesting period.

Details of the Employee Share and Option Plans are as follows:

	Ord Shares 2001	
Employee Share Plan		
Total number issued to employees during the year (000's)	7,144	
Total number issued to employees since the commencement of the scheme (000's)	7,144	
Total number of employees eligible to participate in the scheme	6,202	
Total market value of issues during the year ($ million)	7	
Proceeds received and receivable from issues during the year ($ million)	–	
	Ord Shares 2001	**Options 2001**
Executive Long Term Incentive Plan		
Total number issued to employees during the year (000's)	4,179	5,571
Total number issued to employees since the commencement of the scheme (000's)	4,179	5,571
Total number of employees eligible to participate in the scheme	47	47
Total market value of issues during the year ($ million)	4	NA
Proceeds received and receivable from issues during the year ($ million)	–	NA

The shares and options issued under the Executive Long Term Incentive Plan are exercisable from 16 December 2003, or in the case of 180,974 shares and 241,298 options issued on 9 April 2001, from 10 April 2004, subject to the company achieving specific performance hurdles. The exercise price is 92.58 cents for the options issued in December 2000, or 88.48 cents for the options issued in April 2001. The options have a maximum life of nine years. The performance hurdles relate to two comparative groups (the Australian Consumer Price Index plus 5% and the ASX All Industrials Accumulation Index excluding banks, media and telecommunications) which are measured against OneSteel's performance in terms of total shareholder return. Due to the nature of the performance hurdles and the short period that the company has been in operation, the value of these shares and options is considered to be indeterminable.

(b) Superannuation

		2001			
	Fund type	Accrued benefits $m	Plan assets $m	Net surplus (deficit) $m	Vested benefits $m
Name of fund					
OneSteel Superannuation Fund	Defined benefit	667.9	674.3	6.4	667.9

The OneSteel Superannuation Fund began effective 1 February 2001. The value of assets transferred from the BHP Fund was based on the formula included in the Deed of Temporary Adherence. As part of the BHP Fund the OneSteel component was subject to triennial reviews conducted by Watson Wyatt, the last of these reviews was conducted at 30 June 2000. An actuarial investigation of the OneSteel Fund as at the 30 June 2001 is currently underway.

NOTE 28. CAPITAL EXPENDITURE AND LEASE COMMITMENTS:

	Consolidated 2001 $m	Consolidated 2000 $m	Parent 2001 $m	Parent 2000 $m
Capital expenditure commitments				
Commitments arising from contracts for expenditure in respect of investments and property, plant and equipment to the extent not provided for in the accounts				
Due not later than one year	7.0	6.8	–	–
Capital Commitments	7.0	6.8	–	–
Lease expenditure commitments				
Operating leases				
Due not later than one year	26.7	15.7	–	–
Due within one to two years	20.0	12.4	–	–
Due within two to five years	34.1	19.6	–	–
Due later than five years	28.5	4.0	–	–
Total commitments under operating leases	109.3	51.7	–	–

NOTE 29. CONTINGENT LIABILITIES:

Contingent liabilities at balance date not otherwise provided for in the financial statements are categorised as follows:

	Consolidated 2001 $m	Parent 2001 $m
Guarantees and indemnities:		
(a) Performance of contracts	15.6	2.8
(b) Bank guarantees covering workers compensation self insurance licenses	44.2	44.2

(c) As explained in Note 31 OneSteel has entered into a Deed of Cross Guarantee in accordance with a class order issued by the Australian Securities and Investment Commission. OneSteel Limited, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound up.

Third party claims:

OneSteel has been involved from time to time in various claims and lawsuits incidental to the ordinary course of business, including claims for damages and commercial disputes relating to its products and services. Based on legal advice obtained, the Directors do not expect any significant liability to eventuate.

NOTE 30. FINANCING ARRANGEMENTS:

Consolidated at 30 June 2001		Accessible $m	Drawn Down $m	Unused $m
Accounts receivable securitisation	(a)	200.0	191.2	8.8
Working capital facility	(b)	50.0	0.0	50.0
Bank loan facility	(c)	1,110.0	769.7	340.3
Bank overdraft	(d)	17.2	6.8	10.4
Total financing facilities		1,377.2	967.7	409.5

(a) No specified expiry date, uncommitted facility.

(b) Expires October 2001.

(c) Various facilities with a range of expiry dates from October 2001 to October 2005.

(d) Various facilities with a range of expiry dates from October 2001 to February 2002.

NOTE 31. CONTROLLED ENTITIES:

The consolidated financial statements at 30 June 2001 include the following entities.

Entity	Notes	Place of incorporation	% of shares held 2001	2000
OneSteel Limited (formerly AWI Holdings Limited)	(a)	Australia		
Aquila Steel Company Pty Ltd	(b)	Australia	100	100
Australian Wire Industries Pty Limited	(b)	Australia	100	100
AWI Holdings Pty Limited (formerly Stewarts and Lloyds (Australia) Pty Ltd)	(b)	Australia	100	100
Corumba Pty Limited	(b)	Australia	100	100
J Murray-More (Holdings) Pty Limited	(b)	Australia	100	100
John Stansfield-Smith Pty Limited	(b)	Australia	100	100
Metpol Pty Limited	(b)	Australia	100	100
OneSteel Finance Pty Limited		Australia	100	–
OneSteel Investments Pty Limited (formerly Votraint No 1243 Pty Ltd)	(b)	Australia	100	–
OneSteel Manufacturing Pty Limited (formerly BHP Rail Products Pty Ltd)	(b)	Australia	100	–
OneSteel MBS Pty Limited	(b)	Australia	100	–
OneSteel NSW Pty Limited (formerly NSW BHP Steel Pty Ltd)	(b)	Australia	100	–
OneSteel NZ Limited		New Zealand	100	–
OneSteel Queensland Pty Limited (formerly Qld BHP Steel Pty Ltd)	(b)	Australia	100	–
OneSteel Reinforcing Pty Limited (formerly BHP Steel (RP) Pty Ltd)	(b)	Australia	100	100
OneSteel Wire Pty Limited (formerly BHP Steel (AWI) Pty Ltd)	(b)	Australia	100	100
Pipeline Supplies New Zealand Limited		New Zealand	100	–
Reosteel Pty Limited	(b)	Australia	100	100
Tubemakers of Australia Limited	(b)	Australia	100	100
Tubemakers of New Zealand Limited		New Zealand	100	100
Tubemakers Properties Pty Limited	(b)	Australia	100	100
Tubemakers Somerton Pty Limited	(b)	Australia	100	100
Steel & Tube Holdings Limited		New Zealand	50.32	50.01
CP Reinforcing Limited		New Zealand	50.32	50.01
CP Steel Limited		New Zealand	50.32	50.01
David Crozier Limited		New Zealand	50.32	50.01
EMCO Group Limited		New Zealand	50.32	50.01
EMCO Group Superannuation Fund Limited		New Zealand	50.32	50.01
Fastening Supplies Limited		New Zealand	50.32	50.01
Longrun Industries Limited		New Zealand	50.32	50.01
Macinery Limited		New Zealand	50.32	50.01
Metal Sales Limited		New Zealand	50.32	50.01
NZMC Limited		New Zealand	50.32	50.01
Robt Stone (Malaysia) Sdn Bhd		Malaysia	50.32	50.01
Steel & Tube New Zealand Limited		New Zealand	50.32	50.01
Steel Warehouse Limited		New Zealand	50.32	50.01
Stewart Steel Limited		New Zealand	50.32	50.01
Stube Industries Limited		New Zealand	50.32	50.01
A J Forsyth & Company Limited		Canada	74.66	74.51

(a) OneSteel Limited, a public company, is domiciled in Sydney, Australia
The Registered office is located at:
Level 23
1 York Street
Sydney NSW 2000

(b) These companies have entered into a deed of cross guarantee dated 26 March 1993 with OneSteel Limited, as amended by an assumption deed dated 22 May 2001, which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding up of that company. As a result of a Class Order issued by the Australian Securities and Investment Commission, these companies are relieved from the requirement to prepare financial statements.

The consolidated Statement of Financial Performance and Statement of Financial Position of all entities in the class order "closed group" are set out in footnote (c).

The financial years of all controlled entities are the same as that of the parent entity.

NOTE 31. CONTROLLED ENTITIES (CONTINUED):

(c) Financial information for class order closed group

OneSteel Limited Closed Group
Statement of Financial Position
at 30 June 2001

	Consolidated 2001 $m
Current Assets	
Cash assets	66.7
Receivables	932.4
Inventories	475.5
Other	44.4
Total Current Assets	1,519.0
Non-Current Assets	
Investments	54.4
Inventories	10.2
Property, plant and equipment	1,171.5
Intangibles	225.4
Deferred tax assets	60.9
Other	14.6
Total Non-Current Assets	1,537.0
Total Assets	3,056.0
Current Liabilities	
Payables	412.6
Interest bearing liabilities	1,235.0
Other provisions	141.7
Total Current Liabilities	1,789.3
Non-Current Liabilities	
Deferred tax liabilities	134.2
Other provisions	79.5
Total Non-Current Liabilities	213.7
Total Liabilities	2,003.0
Net Assets	**1,053.0**
Equity	
Contributed equity	995.0
Retained profits	58.0
Total Equity	**1,053.0**

OneSteel Limited Closed Group
Statement of Financial Performance
for the year ended 30 June 2001

Sales revenue	2,277.3
Cost of sales	1,866.2
Gross profit	411.1
Other revenues from ordinary activities	37.3
Operating expenses excluding borrowing costs	375.5
Restructuring costs	65.7
Borrowing costs	50.4
Loss from ordinary activities before income tax	(43.2)
Income tax benefit relating to ordinary activities	(9.7)
Net loss from ordinary activities after related income tax benefit	(33.5)

NOTE 32. REMUNERATION OF OFFICERS:

	Consolidated 2001 $m	Parent 2001 $m
(a) Income of Directors		
Amounts received or due and receivable by Directors of OneSteel Limited	–	2.8
Amounts received or due and receivable by Directors of OneSteel Group controlled entities	7.8	–

The numbers of directors of the parent entity who were paid, or were due to be paid, income (including brokerage, commissions, bonuses, retirement payments and salaries), directly or indirectly from the company or any related party, as shown in the following bands, were:

	Parent 2001 Number
Directors whose total income was between	
$ 0 – 9,999	2
$ 50,000 59,999	5
$ 100,000 109,999	1
$ 180,000 189,999	1
$ 560,000 569,999	1
$ 1,590,000 1,599,999	1

	Consolidated 2001 $m	Parent 2001 $m
(b) Income of Executive officers		
Amounts received or due and receivable by executive officers (including executive directors) whose income exceeds $100,000	5.9	–

	Consolidated 2001 Number	Parent 2001 Number
Executive officers whose total income was between ($)		
$ 120,000 – 129,999	1	–
$ 260,000 – 269,999	1	–
$ 350,000 – 359,999	1	–
$ 410,000 – 419,999	1	–
$ 580,000 – 589,999	1	–
$ 1,050,000 – 1,059,999	1	–
$ 1,370,000 – 1,379,999	1	–
$ 1,640,000 – 1,649,999	1	–

(a) Income of executives comprises amounts paid or payable to executive officers domiciled in Australia, directly or indirectly, by the consolidated entity or any related party in connection with the management of the affairs of the entity or consolidated entity, whether as executive officers or otherwise.

(b) An executive officer is a person who is directly accountable and responsible for the strategic direction and operational management of the OneSteel Group.

(c) Comparatives have not been included for 2000 as directors and officers were not paid for their services to OneSteel in that year.

NOTE 33. REMUNERATION OF AUDITORS:

	Consolidated 2001 $	Consolidated 2000 $	Parent 2001 $	Parent 2000 $
Amounts received or due and receivable by the auditors of the OneSteel Entity for:				
Audit of accounts of OneSteel and its controlled entities	650,398	322,859	100,000	82,863
Other services – includes amounts in respect of the Email acquisition and taxation services	1,265,521	–	–	–
	1,915,919	322,859	100,000	82,863
Amounts received or due and receivable by auditors other than the auditors of the OneSteel Entity for:				
Audit of accounts of OneSteel and its controlled entities	216,086	213,448	–	–
Other services	213,685	170,446	–	–
	429,771	383,894	–	–

NOTE 34. RELATED PARTY DISCLOSURES:

(a) Directors

The following persons held the position of director of OneSteel Limited during all of the last two financial years unless otherwise stated:

P J Smedley	Appointed 23 October 2000
R L Every	Appointed 13 July 2000
E J Doyle	Appointed 23 October 2000
C R Galbraith	Appointed 23 October 2000
D E Meiklejohn	Appointed 23 October 2000
D A Pritchard	Appointed 23 October 2000
N J Roach	Appointed 23 October 2000
B L Carrasco	Appointed 14 April 2000, Resigned 18 June 2001
M E Hedges	Resigned 23 October 2000
G M Day	Resigned 13 July 2000
C R Keast	Resigned 13 July 2000
L E Hockridge	Resigned 14 April 2000

(b) Directors' shareholdings

	Shares issued by Parent Entity 2001	Rights issued by Parent Entity 2001	Shares issued by Controlled Entities 2001
Shares and share options acquired during the year:			
Ordinary shares	256,416	1,847,052	–
Ordinary share options	2,462,735	–	–
Shares and share options held at end of the year:			
Directly –			
Ordinary shares	256,416	1,847,052	6,000
Ordinary share options	2,462,735	–	–
Indirectly –			
Ordinary shares	–		–

(c) Other Director transactions

Directors of OneSteel Limited and directors of its related parties, or their director-related entities, conduct transactions with entities within the OneSteel Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at an arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered to be of interest to users of these financial statements:

Provision of legal services by Allens Arthur Robinson in which Mr C R Galbraith is a partner, to the value of $1,640,012.

NOTE 34. RELATED PARTY DISCLOSURES (CONTINUED):

(d) Transactions with Related Parties in the Wholly-Owned Group

In addition to the transactions set out in Note 2, the parent entity entered into the following transactions with related parties in the wholly-owned group.

- loans were received and repaid
- management fees were received and paid

These transactions were undertaken on commercial terms and conditions.
The ownership interests in related parties in the wholly-owned group are set out in Note 31.

(e) Transactions with Related Parties

		Consolidated		Parent	
Transaction type	Class of related party	2001 $m	2000 $m	2001 $m	2000 $m
Loans to other related parties					
Loan advances	Controlled entities	–	–	14.9	–
Interest received	Controlled entities	–	–	0.1	–
Other transactions					
Management fees paid	Controlled entities	–	–	3.5	–
Management fees received	Controlled entities	–	–	4.5	–
Dividends received	Controlled entities	–	–	177.4	40.6
Royalties received	Related entities	0.7	–	0.7	–

(f) Other Related Parties

Bekaert Australia Steel Cord Pty Ltd is 50% owned by Onesteel Limited. Transactions consist of the supply of wire products undertaken on commercial terms and conditions. The value of sales and balances included in the Financial Statements are:

	2001 $m	2000 $m
Sale of goods	3.1	4.1
Trade receivables	0.7	0.7

The BHP Group of companies were related parties of OneSteel up until the spin-out in October 2000. All transactions with the BHP Group are conducted within normal customer or supplier relationship on an arm's length basis.

NOTE 35. FINANCIAL INSTRUMENTS:

(a) Objectives for Holding Derivative Financial Instruments

The OneSteel Group uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The OneSteel Group is primarily exposed to the risk of adverse movements in the Australian dollar relative to certain foreign currencies, including the United States dollar, Japanese yen and New Zealand dollar and movements in interest rates. The purposes for which specific derivative instruments are used are as follows:

Forward exchange contracts are transacted to hedge the Australian dollar value of foreign currency receipts or payments arising from both anticipated export sales and the purchase of raw materials and products for resale. All foreign currency forward contracts are denominated in a single foreign currency and contracted against Australian and New Zealand dollars.

The OneSteel Group raises short and long term debt at both fixed and floating rates. Interest rate swap agreements are used to convert floating interest rate exposures on certain debt to fixed rates. These swaps entitle the OneSteel Group to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

NOTE 35. FINANCIAL INSTRUMENTS (CONTINUED):

(b) Interest rate risk exposures

The OneSteel Group is exposed to interest rate risk through primary financial assets and liabilities, modified through derivative financial instruments such as interest rate and cross currency swaps and interest rate options. The table below summarises interest rate risk for the OneSteel Group together with effective interest rates at 30 June 2001.

2001	Floating interest rate $m	Fixed interest rate maturing in 1 year or less $m	Over 1 to 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m	Average interest rate (%pa) Floating %	Fixed %
Financial assets								
Cash	14.1	–	–	–	–	14.1	4.6%	
Trade receivables *(a)*	32.2	–	–	–	355.0	387.2	10.4%	
Other financial assets	–	–	–	–	128.6	128.6		
	46.3	–	–	–	483.6	529.9		
Financial liabilities								
Trade creditors	–	–	–	–	256.7	256.7		
Bank loans	776.5	–	–	–	–	776.5	5.9%	
Interest rate swaps	(575.0)	100.0	475.0	–	–	–	4.8%	6.0%
	201.5	100.0	475.0	–	256.7	1,033.2		

(a) net of of trade receivables sold

2000	Floating interest rate $m	Fixed interest rate maturing in 1 year or less $m	Over 1 to 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m	Average interest rate (%pa) Floating %	Fixed %
Financial assets								
Cash	–	–	–	–	20.3	20.3		
Trade receivables *(a)*	36.3	–	–	–	271.7	308.0	10.1%	
Other financial assets	–	–	–	–	–	–		
	36.3	–	–	–	292.0	328.3		
Financial liabilities								
Trade creditors	–	–	–	–	170.0	170.0		
Bank loans *(b)*	–	37.9	3.9	–	–	41.8	6.0%	
Interest rate swaps	–	–	–	–	–	–		
	–	37.9	3.9	–	170.0	211.8		

(a) net of trade receivables sold
(b) only bank loans of the Steel & Tube Holdings Group have been included as the balance of the loans were intercompany with BHP

(c) Foreign exchange

The OneSteel Group is exposed to foreign currency exchange risk through primary financial assets and liabilities, and anticipated future transaction modified through derivative financial instruments such as forward exchange agreements, currency options and currency swaps. The following table summarises by currency, in Australian dollars, the foreign exchange risk in respect of recognised financial assets, liabilities and derivatives entered to hedge anticipated future transactions. Financial assets and liability captions in which all amounts are denominated in Australian dollars are not included in these tables.

2001	Australian dollars $m	United States dollars $m	New Zealand dollars $m	Other $m	Total $m
Financial assets					
Cash	13.2	–	0.9	–	14.1
Trade receivables (a)	314.2	11.3	61.7	–	387.2
Forward exchange contracts	55.8	(53.3)	(2.2)	(0.3)	–
	383.2	(42.0)	60.4	(0.3)	401.3
(a) net of trade receivables sold					
Financial liabilities					
Trade creditors	198.7	2.5	16.7	38.8	256.7
Sundry creditors	182.5	–	5.2	–	187.7
Bank loans	750.0	–	14.8	11.7	776.5
Forward exchange contracts	53.4	(49.7)	1.9	(5.6)	–
	1,184.6	(47.2)	38.6	44.9	1,220.9

NOTE 35. FINANCIAL INSTRUMENTS (CONTINUED):

(c) Foreign exchange (continued)

The following table summarises by currency the Australian dollar value of forward foreign exchange agreements and foreign currency options. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent the Australian dollar equivalent of commitments to purchase foreign currencies, and the 'sell' amount represents the Australian dollar equivalent of commitments to sell foreign currencies. Contracts to buy and sell foreign currency are entered into from time to time to offset purchase and sale obligations so as to maintain a desired hedge position.

	Average exchange rate		2001		2000	
Currency	2001	2000	Buy $m	Sell $m	Buy $m	Sell $m
United States dollars:						
3 months or less	0.522	0.544	19.2	29.9	2.3	–
Over 3 to 12 months	0.524	–	30.5	23.4	–	–
			49.7	53.3	2.3	–
Japanese Yen						
3 months or less	61.89	–	2.4	0.3	–	–
Over 3 to 12 months	60.83	–	0.9	–	–	–
			3.3	0.3	–	–
New Zealand dollar						
3 months or less	1.2465	–	1.9	2.2	–	–
			1.9	2.2	–	–

(d) Credit risk exposures

Credit exposure represents the extent of credit related losses that the OneSteel Group may be subject to on amounts to be exchanged under derivatives or to be received from financial assets. The notional amounts of derivatives are not a measure of this exposure. The OneSteel Group, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations given their high credit ratings. Where appropriate, collateral is obtained in the form of rights to securities and master netting agreements. The credit exposure is represented by the net fair value of contracts with a positive fair value at balance date, reduced by the effects of master netting agreements.

The OneSteel Group's exposures to on balance sheet credit risk are as indicated by the carrying amounts of its financial assets. Concentrations of credit risk (whether on balance sheet or off-balance sheet) that arise from derivative instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The consolidated entity does not have a significant exposure to any individual counterparty.

The following table summarises the OneSteel Group's credit exposure on derivative financial instruments with a positive net fair value and has been reduced by unfavourable contracts with the same counterparty pursuant to master netting agreements, which will not be settled before the favourable contracts:

	Consolidated	
	2001 $m	2000 $m
Derivatives		
Interest rate swaps	(2.7)	–
Foreign exchange contracts	0.8	(2.5)
	(1.9)	(2.5)

The OneSteel Group minimises concentration of credit risk by undertaking transactions with a large number of debtors in various countries and industries.

The major geographic concentrations of credit risk arise for the location of the counterparties to the OneSteel Group's financial assets as shown in the following table:

	Consolidated	
	2001 $m	2000 $m
Location of credit risk		
Australia	497.6	566.8
New Zealand	48.7	38.5
North America	13.1	18.2
Other	11.3	–
	570.7	623.5

NOTE 35. FINANCIAL INSTRUMENTS (CONTINUED):

(d) Credit risk exposures (continued)

Concentration of credit risk on financial assets are indicated in the following table by percentages of the total balance receivable from customers in the specifies categories.

	Consolidated 2001 $m	Consolidated 2000 $m
Industry classification		
Building and construction industry	52	53
Manufacturing industry	17	19
Mining industry	10	10
Other	21	18

The credit risk amounts do not take into account the value of any collateral or security. Receivables due from major counterparties are not normally secured by collateral, however the credit worthiness of counterparties is regularly monitored. The amounts of credit risk shown, therefore, do not reflect expected losses.

(e) Net fair value of financial assets and liabilities

The carrying amounts and estimated net fair values of financial assets and financial liabilities (including derivatives) held at balance date are given below. Short term instruments where carrying amounts approximate net fair values, are omitted. The net fair value of financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in a current transaction between willing parties after allowing for transaction costs.

	Consolidated 2001 Carrying Value $m	Consolidated 2001 Net Fair Value $m	Consolidated 2000 Carrying Value $m	Consolidated 2000 Net Fair Value $m
Currency				
Financial liabilities:				
Long term debt	621.7	621.9	3.9	4.2
Derivatives:				
Foreign exchange contracts	–	0.8	–	(2.5)
Interest rate swaps	–	(2.7)	–	–

The carrying amounts in the table are included in the Statement of Financial Position under the indicated captions.

The following methods and assumptions were used to estimate the net fair value of each class of financial instrument:

Short and long term debt

The net fair value of short and long term debt is estimated by discounting expected cash flows at the interest rate currently offered to the OneSteel Group for debt of the same remaining maturities and security plus costs expected to be incurred were the liability settled.

Swaps and options

The net fair value is estimated by discounting the anticipated future cash flows to their present value, based on interest rates existing at the respective balance dates less an allowance for estimated disposal costs.

Foreign exchange contracts and options

The net fair value of forward foreign exchange contracts is determined by reference to amounts quoted by the OneSteel Group's banks.

(f) Hedges of Anticipated Future Transactions

The following table summarises deferred realised and unrealised gains and losses on forward exchange contracts entered as hedges of future anticipated purchases and sales, showing the periods in which they are expected to be recognised as a component of the purchase or sale transaction when it occurs.

Where foreign currency hedges are terminated prior to their maturity date, the gain or loss on termination is not brought to account until the hedged transaction occurs. At the time that the hedged transaction is no longer expected to occur, both realised and unrealised gains and losses on the hedge transaction are immediately recognised in the Statement of Financial Performance.

	2001 Gains $m	2001 Losses $m
Expected recognition period		
Within one year	3.1	2.3

Directors' Declaration

The directors declare that:

(a) the financial statements and associated notes comply with Accounting Standards and Urgent Issues Group Consensus Views;

(b) the financial statements and notes give a true and fair view of the financial position as at 30 June 2001 and performance of the company and consolidated entity for the year then ended;

(c) in the directors' opinion;

(i) *there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and* payable, and the companies and parent entity who are party to the deed described in note 31, will together be able to meet any obligations or liabilities to which they are, or may become subject to, by virtue of the deed of cross guarantee dated 22 May 2001; and

(ii) the financial statements and notes are in accordance with the Corporations Act (2001), including sections 296 and 297.

Made in accordance with a resolution of the directors.

Peter Smedley
Chairman

Robert Every
Managing Director

Sydney
21 August 2001

Independent Audit Report

To the Members of OneSteel Limited

Scope

We have audited the Full Financial Report of OneSteel Limited for the financial year ended 30 June 2001 as set out on pages 5 to 32. The Full Financial Report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the Full Financial Report. We have conducted an independent audit of the Full Financial Report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Full Financial Report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the full financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the Full Financial Report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the Full Financial Report of OneSteel Limited is in accordance with:

(a) the Corporations Act (2001), including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations (2001); and

(b) other mandatory professional reporting requirements.

Arthur Andersen

ARTHUR ANDERSEN
Chartered Accountants

CRAIG M. JACKSON
Partner

Sydney
21 August 2001

Shareholder Information

NUMBER OF SHAREHOLDERS

There were 206,755 shareholders at 7 September 2001. There is only one class of share, ordinary fully paid shares. All issued shares carry voting rights on a one-for-one basis.

Distribution of Shareholdings at 7 September 2001

Range of Holdings	Number of Shareholders	% of Total Holders	Number of Shares	% of Total Shares
1–1,000	166,315	80.44	38,964,822	8.45
1,001–5,000	29,725	14.38	63,679,932	13.82
5,001–10,000	5,626	2.72	41,794,942	9.07
10,001–100,000	4,918	2.38	104,219,160	22.61
100,001 and over	171	0.08	212,294,468	46.05
Total	**206,755**	**100.00**	**460,953,324**	**100.00**

Unmarketable Parcels

There were 140,657 members holding less than a marketable parcel of shares in the company, as at 7 September 2001.

Listing

The company's shares are quoted on the Australian Stock Exchange.

Twenty Largest Shareholders at 7 September 2001

	Number of Shares	% of Total Shares
PTA Nominees Limited	30,295,761	6.57
National Nominees Ltd	22,775,255	4.94
Westpac Custodian Nominees Ltd	15,826,595	3.43
OneSteel Share Plans Pty Limited (deferred plan a/c)	14,681,833	3.19
Chase Manhattan Nominees Ltd	14,665,596	3.18
Japan Resources Limited	9,309,000	2.02
HKBA Nominees Limited	8,838,105	1.92
Queensland Investment Corporation	8,553,701	1.86
Australian Mutual Provident Society	8,416,553	1.83
JG Pastoral Pty Ltd	5,012,500	1.09
The Homestead (Tolga) Pty Ltd	5,000,000	1.08
MLC Group of Companies	4,481,879	0.97
Tyndall Life Insurance Company Limited	4,282,300	0.93
Royal & Sun Alliance Life	3,717,385	0.81
Guardian Trust Australia Limited (TASWP a/c)	2,925,621	0.63
Mitsubishi Development Pty Ltd	2,491,723	0.54
CSS Board	2,469,495	0.54
Commonwealth Custodian Services Ltd	2,444,815	0.53
ANZ Nominees Limited	2,296,722	0.50
Health Super Pty Ltd	2,123,179	0.46
Total	170,608,018	37.02
Total Issued Shares	**460,653,324**	

Substantial shareholders as defined by the Corporations Law (holding at least 5% of shares):		
PTA Nominees Limited	30,295,761	6.57

Unquoted equity securities

Options over ordinary shares issued pursuant to the OneSteel executive share/option plan:

- Number of employees participating 47
- Number of securities 5,571,460

SHAREHOLDER INFORMATION

Share Registry

Shareholders with queries about anything related to their shareholding should contact the OneSteel Share Registry in Sydney on telephone 1300 364 787 or +61 3 9615 5918. Alternatively, shareholders may wish to write to:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Or on facsimile: +61 2 8234 5050

Details of individual shareholdings can be checked conveniently and simply through visiting our Registrar's website at www.computershare.com and clicking on Investor Centre button. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus family name and postcode, to enable access to personal information.

Dividends

The company proposes to pay dividends in October and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account; or
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the OneSteel Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the OneSteel Share Registry or by visiting www.computershare.com

Tax File Numbers

OneSteel is required to withhold tax at the rate of 48.5% on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Stock Exchange Listing

OneSteel are listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in New South Wales.

Publications

The company's Annual Review is the main source of information for investors and is mailed to shareholders in October.
Other sources of information, which will be available on the Internet, are:

1. The Chairman's address to the annual general meeting, which will be available on the Internet; and
2. The half year financial report reviewing the July-December half year, which will be available on the Internet.

Shareholders wishing to receive company information electronically via email, instead of by mail, may register their email address with the company's online shareholder registry as follows:

- visit www.computershare.com
- click on Investors
- click on Registry Service
- click on Your Shareholding
- Next, type the company name, OneSteel Limited, or simply the company code, OST
- Then, next to Check Your Securities, click the 'go' button. You will then need to enter your personal security information; Holder Identification Number (HIN) or Security Holder Reference Number (SRN); family or company name and postcode; and click 'Go'
- *From there, click on 'Go' for Communication Details and follow the prompts*

After you have entered your e-mail address and selected which publications you wish to receive, an e-mail will be sent to you for confirmation purposes.

When you receive it, just click on "reply" to confirm your details, then "send".

Internet Address

Shareholder information may be obtained from the Shareholder Information section of the OneSteel website – www.onesteel.com

Change of Address

Issuer sponsored shareholders should notify the OneSteel Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and Securityholder Reference Number (SRN). CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal from Mailing List

Shareholders who do not wish to receive the Annual Review should advise the OneSteel Share Registry, in writing, noting their SRN or HIN.

Change of Name

Shareholders who change their name should notify the OneSteel Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll.

Buy-back

There is no current on-market buy-back in place.

Statistical Summary – Pro-forma

The numbers in the Statistical Information Section, have been prepared on a pro-forma basis as the Statutory Accounts do not include the trading of all the OneSteel Group for the full 12 month period. The purchase of assets were completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets (including the Whyalla Steelworks inventories and receivables) and operations of all businesses were part of the OneSteel Group from 1 July 2000. Funding costs have also been calculated on the basis that OneSteel was consistently geared from 1 July 2000.

KEY FINANCIAL STATISTICS – 12 MONTHS ENDING 30TH JUNE – A$ MILLIONS

	2001 $m	2000 $m
Sales Revenue	2,637.7	2,959.1
Other Revenue	141.5	17.4
Total Revenue	2,779.2	2,976.5
Earnings Before Interest Tax Depreciation Amortisation (EBITDA)	181.7	268.0
Earnings Before Interest Tax (EBIT)	37.7	155.2
Net Interest	61.8	
Profit/(Loss) Before Tax	(24.1)	
Tax expense/(Benefit)	(2.1)	
Net Profit/(Loss) After Tax and minorities (NPAT)	(27.9)	
Cash Flow from operations	170.1	
Total Assets	2,710.8	2,628.4
Funds Employed	1,878.6	2,019.7
Liabilities	1,594.6	1,465.9
Net Debt	762.4	857.2

	2001 $m	2000 $m
Capital and Investment Expenditure	108.4	167.6
Inventories	540.3	608.0
Shareholders' Equity	1,116.2	1,162.5
Employees '000	7,379	7,271
Sales per employee $'000 (includes Email employees May & June)	357.5	407.0
Net Tangible Asset Backing ($ per share)	1.81	2.03
EBIT margin on Sales (%)	1.4	5.2
EBIT return on funds employed (%)	2.0	7.7
Return on Equity (%)	NA	
Gearing (net debt:net debt plus equity) (%)	40.6	42.4
Interest Cover (times)	0.6	
Earnings per Share (cents)	-6.0	
Dividends per Ordinary Share (cents)	6.0	
Payout Ratio (%)	116.5	

TONNES PRODUCED AND DISPATCHED – 12 MONTHS ENDING 30TH JUNE

	2001 Domestic	2001 Export	2001 Total	2000 Domestic	2000 Export	2000 Total
Produced			1,438,770			1,835,822
Dispatched	1,846,503	278,570	2,125,073	2,239,753	427,901	2,667,654

Notes: The 2000 total production figure includes 434,397 tonnes of raw steel produced by the Newcastle Steelworks, which was closed in September 1999. The difference between tonnes produced and tonnes dispatched is due to the supply of other products to OneSteel for resale.

ORE RESERVES AND MINERAL RESOURCES – AS AT 30 JUNE 2001

OneSteel's estimates of Ore Reserves and Mineral Resources presented in this report have been produced in accordance with the current Australasian Code for reporting of Identified Minerals Resources and Ore Reserves (the JORC Code).

All Resource and Reserve figures represent estimates at the end of June 2001. Rounding of tonnes and grade information may result in small differences presented in the totals.

Ore Reserves

The Whyalla Ore Reserves consist of the South Middleback Range operating mines of Iron Duke, Iron Duchess and Iron Knight. Grades are uncalcined. Tonnage factor of 3.29 gm/cc. Moisture content 2% included in weight. Variable mining recoveries utilised. Life of mine scheduled recovery of 87.3% has been applied.

Whyalla (Middleback Range) Iron Ore Reserves

Category	Ore type	Proved Ore Reserve Tonnes (millions)	Proved Grade Fe%	Proved Grade P%	Probable Ore Reserve Tonnes (millions)	Probable Grade Fe%	Probable Grade P%	as at end June 2001 Total Ore Reserves Tonnes (millions)	Grade Fe%	Grade P%	Compared with 2000 Total Ore Reserves Tonnes (millions)	Grade Fe%	Grade P%	OneSteel Interest %	Competent Pers
Total Quantity	Heamatite	23	63.1	0.05	15	62.2	0.06	38	62.7	0.057	40	62.8	0.057	100	R. Leender

Annual production was 2.7 mt with better than expected ore recoveries and changes to pit designs leading to marginal gains in ore reserves.

Mineral Resources

Total Mineral Resources reported estimate OneSteel's resource base adjacent to existing operations. The Total Mineral Resource includes all resources, including those used to derive Ore Reserves. Mineral Resources that are not included within Ore Reserves are shown separately.

The Whyalla South Middleback Range Mineral Resources below are the Heamatite deposits of Iron Duke, Iron Duchess and Iron Knight. Grades are uncalcined. Resource predominantly heamatite but minor magnetite interbedded at depth. Resource cut-off grades utilised are Fe>50%, SiO2<10%, Al2O3<5% and P<0.2%. Measured Resource based on 25 x 25m drill coverage. Indicated Resource based on a maximum 50 (EW) x 100 (NS) m drill coverage.

Whyalla (Middleback Range) Iron Ore Reserves

Category	Type	Measured Resources Tonnes (millions)	Grade (%)	Indicated Resources Tonnes (millions)	Grade (%)	as at end June 2001 Inferred Resources Tonnes (millions)	Grade (%)	Total Resources 2001 Tonnes (millions)	Grade (%)	OneSteel Interest %	Competent Pers
Total Quantity	Heamatite, Minor magnetite.	37	62.8	33	62.0	4	61.2	74	62.3	100	R. Leende
Quantity excluded from Ore Reserves	Heamatite, Minor Magnetite	7	59.9	11	60.2	3	60.8	21	60.2	100	R. Leende
Beneath the Iron Duke Heamatite deposit is a magnetite deposit.											
Total Quantity	Magnetite					300	36.8			100	R. Leende

Company Directory

DIRECTORS

Peter Smedley
Chairman

Robert Every
Managing Director,
Chief Executive Officer

Eileen Doyle

Colin Galbraith

David Meiklejohn

Dean Pritchard

Neville Roach

COMPANY SECRETARY

Paul R Locke

REGISTERED OFFICE AND HEAD OFFICE

OneSteel Limited
ACN 004 410 833
ABN 63 004 410 833

Level 23, 1 York Street
Sydney NSW 2000
Australia

Telephone: +61 2 9239 6666
Facsimile: +61 2 9251 3042
Internet: www.onesteel.com

SHARE REGISTRY

OneSteel Share Registry
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Telephone: 1300 364 787 or +61 3 9615 5918
Facsimile: +61 2 8234 5050

AUDITORS

Arthur Andersen

SOLICITORS

Clayton Utz

STOCK EXCHANGE LISTINGS

OneSteel Limited shares are quoted on the Australian Stock Exchange.

2001 ANNUAL REVIEW

The 2001 Annual Review is available on the OneSteel website www.onesteel.com or by calling 02 9239 6666.

onesteel

onesteel

2001 ANNUAL REVIEW



OneSteel listed on the Australian Stock Exchange on 23 October 2000, one month after Sydney hosted the Olympic Games. Many of OneSteel's products were showcased at various Olympic venues such as the Plaza Light Towers which surrounded Stadium Australia.

oneyear



Photo – "Light Tower Promenade" by Murray McKean.



CONTENTS

COMPANY SECRETARY
Paul R Locke

REGISTERED OFFICE AND HEAD OFFICE
OneSteel Limited
ACN 004 410 833
ABN 63 004 410 833
Level 23, 1 York Street
Sydney NSW 2000
Australia
Telephone: +61 2 9239 6666
Facsimile: +61 2 9251 3042
Internet: **www.onesteel.com**

SHARE REGISTRY
OneSteel Share Registry
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Telephone: 1300 364 787 or
+61 3 9615 5918
Facsimile: +61 2 8234 5050

AUDITORS
Arthur Andersen

SOLICITORS
Clayton Utz

STOCK EXCHANGE LISTINGS
OneSteel Limited shares are quoted on the Australian Stock Exchange

2001 FULL FINANCIAL REPORT
The 2001 Full Financial Report is available on the OneSteel website **www.onesteel.com** or by calling 02 9239 6666.

OneSteel's vision is:

"To be the safest and most profitable Australian steel company focused on delivering value to shareholders, customers and employees".

onebusin

OneSteel was created by combining eight historically-diverse yet related businesses to form a vertically-integrated mining, steel manufacturing, and steel and metal products distribution company.

OneSteel manufactures what is known as steel long products. These include structural steel, pipe and tube, rails, reinforcing steel, rod, bar and wire. The majority of OneSteel's products are used in the construction, manufacturing, housing, mining and agricultural industries.

In the past, under former management, these businesses were essentially run as independent operations. The challenge for OneSteel management is to bring these businesses together to operate as a single entity, where all elements of the operations are in alignment. By achieving this, significant value can be created for shareholders, customers and employees.

The OneSteel name was created to encapsulate the bringing together of its various businesses.

ONESTEEL KEY STRENGTHS

In striving to meets its vision, OneSteel already has a number of key strengths providing a solid foundation from which to build. They include:

Experienced Management Team and Workforce

OneSteel has a strong management team at both corporate and operating levels through a combination of experience over many decades in steel production, manufacturing and distribution of steel products, combined with new managerial and operational talent. Furthermore, the OneSteel workforce has gained significant experience and training through a range of technical agreements with leading international steel manufacturers.

Leading Market Positions

OneSteel has leading market positions across its product range (refer Figure One). The market for long products has exhibited an underlying growth rate of 4% per annum through the cycle over the last decade. Having leading market positions and associated strong brands provides the company with the opportunity to bring innovations to market in a faster and more effective manner.

Figure One – Market Positions

Market	Market Position
Structural Products	1
Steel Rail Products	1
Rod and Bar Products	1
Wire Products	1
Reinforcing Products	2
Pipe and Tube Products	1
Metals Distribution Australia	1
Metals Distribution New Zealand	1

Nationwide Distribution Network

OneSteel has an extensive metals distribution network in Australia, with a market share estimated by OneSteel management to be in the vicinity of 35%. Through a combination of directly owned and franchised outlets in over 200 locations around Australia, OneSteel can deliver a wide range of steel and steel products to all parts of the country.

ess

Vertically-Integrated Operations

OneSteel has vertically integrated operations from the iron ore mines in Whyalla, through to steel production, long steel products manufacture and customer distribution networks throughout Australia.

This provides the company with the opportunity to build a highly market focused business where customer purchasing signals can be easily translated back into the production and manufacturing process.

Flexible Steel Production

OneSteel has two main steel facilities – an integrated steelworks in Whyalla which converts iron ore into steel, and a steel mill in Sydney which utilises electric arc furnace technology to melt scrap metal to produce steel. Together these facilities produce approximately 1.7 million tonnes of steel per annum.

With its own iron ore mines providing low cost raw materials, Whyalla Steelworks provides two-thirds of OneSteel's steel requirements, while the Sydney Steel Mill, with its ability to quickly vary production levels, provides the capability to vary output levels to match market requirements. Combined, these facilities give OneSteel the capability to produce highly specialised steel and steel products that can demand premium prices.

FACING THE CHALLENGES

The challenge for OneSteel is to harness these strengths to deliver increased value. In the past, as part of a much larger organisation, OneSteel businesses were not fully integrated, and as such, there were duplicated functions. This meant there were many points of contact for customers and the potential for coordinated market offerings of a range of products was not completely realised.

It also meant that the signals to fully align production with market demand were not clear, increasing the potential for production and market demand to be out of step.

The restructuring task to bring OneSteel together as one business is immense. On the company's listing on the Australian Stock Exchange on 23 October 2000, OneSteel management embarked on the restructuring path with achievements to date outlined in the Managing Director's Review.

The key strategic thrusts underlying the restructuring of OneSteel can be summarised as:

- **Being the customers' preferred supplier;**
- **Improving operating performance;**
- **Optimising the business portfolio;**
- **Investing in people; and**
- **Focused strategic expansion.**

The company still has a long way to go to achieve its vision. Some hard decisions have already been taken and measures put in place to make OneSteel a much more market-sensitive and efficient business. A clear course of action has been set, and some significant achievements made in the company's first eight months of operation as a publicly-listed corporation.

CUSTOMER SERVICE: OneSteel Wire "Supplier of the Year" Awarded by CRT – February 2001

Photo (left to right) – Neil Gibson, OneSteel; John Hughes, CRT

OneSteel was awarded the "Supplier of the Year" Award at the annual CRT (Combined Rural Traders) Trade Exposition. This is the 4th time OneSteel has won the award in the last five years. The "Supplier of the Year Award" is decided upon by CRT members who rate suppliers on various elements of the business. The elements include product quality, sales support, customer service, support in new product launches, advertising and promotions, distribution and overall perception of the supplier company.




Sales Revenue
$ millions
2,959.1
2,637.7
2000 2001
EBITDA*
$ millions
268.0
202.6
181.7
2000 2001 excl prov 2001 incl prov
EBIT*
$ millions
155.2
103.4
37.7
2000 2001 excl prov 2001 incl prov
Funds Employed
$ millions
2,019.7
1,878.6
2000 2001
Net Debt
$ millions
857.2
762.4
2000 2001

year one highlights

Revenue by Segment


Manufacturing $1,101.9m
Distribution Australia $1,239.7m
Distribution International $312.2m
Corporate $125.4m

Revenue by Industry Source


Engineering construction 20%
Non-residential construction 20%
Residential construction 12%
Manufacturing 13%
Mining 10%
Agricultural 5%
Export 15%
Automotives 5%

Revenue by Country


Australia $2,467.0m
New Zealand and Canada $312.2m

All the numbers, except for those on pages 38 to 45, have been prepared on a pro-forma basis as the Statutory Accounts do not include the trading of all the OneSteel Group for the full 12 month period. The purchase of assets were completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets (including the Whyalla Steelworks inventories and receivables) and operations of all businesses were part of the OneSteel Group from 1 July 2000. Funding costs have also been calculated on the basis that OneSteel was consistently geared from 1 July 2000.

YEAR IN BRIEF

- Sales revenue decreased by 10.9% to $2,637.7 million reflecting slower trading conditions.
- Operating earnings before interest, tax, depreciation and amortisation decreased by 24.4% to $202.6 million (pre-restructuring charges).
- Operating net profit after tax and minorities was $23.6 million on a pre-restructuring basis, and a loss of $27.9 million on a post-restructuring basis.
- A restructuring charge of $51.5 million after tax has been taken for the closure of the Brisbane Mill and other items.
- Cash flow from operations was $170.1 million.
- Gearing ratio (net debt : net debt plus equity) decreased from 42.4% to 40.6%.
- Email Metals acquisition was completed.
- $50.5 million in costs were extracted from the businesses.
- Capital and investment expenditure was $108.4 million including $65.7 million for part payment for the Email businesses.
- Staff numbers increased marginally to 7,379 after inclusion of 613 Email employees.
- Achieved a 41% reduction in the Lost Time Injury Frequency Rate.
- Final Dividend declared at 3.0 cents per share fully franked providing a full-year dividend of 6.0 cents per share fully franked.

* In the EBITDA and EBIT Graphs the 2001 numbers are represented both before and after a restructuring change is taken into account. This restructuring change refers to the closure of the Brisbane Bar Mill and other items.

FINANCIAL HIGHLIGHTS - PRO-FORMA*

Financial Highlights $ million	2000	2001 excl. prov.	2001 incl. prov.	% Change excl. prov.
Sales Revenue	2,959.1	2,637.7	2,637.7	(10.9)
Other Revenue	17.4	141.5	141.5	NA
Total Revenue	2,976.5	2,779.2	2,779.2	(6.6)
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	268.0	202.6	181.7	(24.4)
Earnings Before Interest and Tax (EBIT)	155.2	103.4	37.7	(33.4)
Net Interest		61.8	61.8	
Profit/(Loss) Before Tax		41.6	(24.1)	
Tax Expense/(Benefit)		12.1	(2.1)	
Net Profit/(Loss) After Tax and Minorities (NPAT)		23.6	(27.9)	
Cash Flow from Operations		170.1	170.1	
Total Assets	2,628.4	2,710.8	2,710.8	3.1
Funds Employed	2,019.7	1,878.6	1,878.6	(7.0)
Liabilities	1,465.9	1,594.6	1,594.6	8.8
Net Debt	857.2	762.4	762.4	(11.1)
Capital and Investment Expenditure		108.4	108.4	
Inventories	608.0	540.3	540.3	(11.1)

Key Ratios				
Employees	7,271	7,379	7,379	1.5
Sales per employee '000 (includes Email employees for May & June)	407.0	357.5	357.5	
Net Tangible Asset backing, $ per Share	2.03		1.81	
EBIT margin on Sales %	5.2	3.9	1.4	
EBIT return on funds employed %	7.7	5.5	2.0	
Return on Equity %		2.6	NA	
Gearing (net debt:net debt plus equity) %	42.4	40.6	40.6	
Interest Cover, times		1.6	0.6	
Earnings per share (cents)		5.1	(6.0)	
Dividends per share fully franked (cents)	NA	6.0	6.0	

* The 2001 numbers are represented both before and after a restructuring change is taken into account for the closure of the Brisbane Bar Mill and other items.

CALENDAR OF SIGNIFICANT EVENTS

FEBRUARY 2000

BHP announced proposal to divest its long products steel businesses by way of a "spin-out" to existing BHP shareholders.

JUNE 2000

New company name announced as "OneSteel Limited" with Mr Peter Smedley appointed as Chairman elect.

OneSteel Limited appointed a further five Non-Executive Directors elect to the Board - Eileen Doyle, Colin Galbraith, David Meiklejohn, Dean Pritchard and Neville Roach.

AUGUST 2000

BHP released Scheme Booklet detailing the "spin-out" of OneSteel.

OCTOBER 2000

BHP held Annual General Meeting - shareholders approved "spin-out".

OneSteel Limited (ASX: OST) listed on the Australian Stock Exchange.

Chairman and Non-Executive Directors appointed to the Board of OneSteel Limited.

NOVEMBER 2000

OneSteel and Smorgon Steel announced joint bid agreement for Email Limited.

FEBRUARY 2001

OneSteel announced first publicly reported financial result being for the six months to December 2000.

APRIL 2001

OneSteel awarded contract to supply pipe for the Tasmanian Natural Gas Pipeline Project.

OneSteel awarded contract to supply steel rails for the Alice Springs to Darwin Railway Project.

Completion of Email acquisition which began in November 2000.

MAY 2001

OneSteel announced earnings update for the financial year 2000/01, and the closure of the Brisbane Bar Mill.

JUNE 2001

OneSteel announced sale of Whyalla Steelworks' Laboratories to Adelaide-based Amdel Limited.

OneSteel entered into an agreement to supply its world recognised DuraGal® to the United States for distribution through PDM Steel Service Centres.

JULY 2001

OneSteel Safety Excellence Awards.

AUGUST 2001

Steel and Tube New Zealand announced full year financial result.

OneSteel announced financial results for the full year ending 30 June 2001.

FINANCIAL CALENDAR

Ex dividend share trading commenced	17 September 2001
Books closed for final dividend	21 September 2001
Final dividend payable	18 October 2001
Annual Review mailed to shareholders	18 October 2001
AGM	19 November 2001
Half year end	31 December 2001
Interim profit announcement	19 February 2002
Year end	30 June 2002
2001/2002 Annual results announcement	20 August 2002

MAJOR BUSINESS: Tasmanian Natural Gas Pipeline - April 2001

In April this year, OneSteel was awarded a $100 million contract by Duke Energy International, as the primary contractor for the supply of pipe to Australia's longest subsea pipeline project, the Tasmanian Natural Gas Pipeline. OneSteel is providing 463.7 kilometres of high grade line pipe from its Oil and Gas Kembla Grange plant, and will contract the remaining 305.7 kilometres of thicker wall pipe to Itochu Pipe Management Australia for supply from Japanese mills. Through ventures such as this, OneSteel is able to enhance its ability to manage and coordinate complex projects to deliver solutions that assist in the success of nationally significant infrastructure projects.



"The underlying strategic intent behind the establishment of OneSteel was to create an independent, competitive long products steel producer as a domestic niche player."



chairman's review

I would like to welcome you to OneSteel's first Annual Review.

OneSteel was created through a decision by BHP to split its flat and long product steel divisions, and "spin-out" the long products division on the Australian Stock Exchange to operate as a totally independent company.

The "spin-out" was announced by BHP on 25 February 2000. The "de-merger" was then implemented by BHP including the allocation of value to assets, and passed by a BHP shareholder vote on 17 October. OneSteel listed with its new Board and shareholder base on 23 October 2000.

The underlying strategic intent behind the establishment of OneSteel was to create an independent, competitive long products steel producer as a domestic niche player. As a domestic niche player, OneSteel has the potential to carve out a unique position, establish a competitive advantage and build a sustainable and growing business.

My appointment as Chairman elect of OneSteel was announced on 5 June 2000 with the first task being the appointment of a new Board with appropriate experience and expertise. Your Board, which assumed responsibility from 23 October 2000, comprises people from industry (including steel and construction), finance, public sector, legal and information technology backgrounds.

The management team now blends previous BHP executives with new management expertise and provides a balance between technical, financial, marketing, operational, strategic management, and significant experience in all aspects of the steel industry.

THE FIRST EIGHT MONTHS

The task faced by management for the first eight months as a public company was challenging. Trading conditions deteriorated on the back of the post-GST and Sydney Olympic economic slowdown, and this was exacerbated by the need for clear focus on the "spin-out" process and the acquisition of Email.

Activity in the construction market, which accounts for approximately 50% of OneSteel revenues, declined sharply over the year, with demand in some of OneSteel's products markets as much as 30% below that in the prior year.

Trading results on a Pro-forma basis for OneSteel over the year reflected the lower underlying demand. **Sales revenues** decreased by 10.9% to $2,637.7 million when compared to the prior year, delivering a 24.4% decrease in earnings before interest, tax, depreciation and amortisation to $202.6 million.

The **net profit after tax** result was $23.6 million before **restructuring provisions** are taken into account. The company announced in May 2001, that a restructuring provision of $51.5 million was taken to protect future earnings which when brought to account delivered a bottom-line loss of $27.9 million.

In response to declining market conditions impacting OneSteel's profit outcome, attention was applied to ensuring OneSteel met its cash targets. This was achieved through **cost reductions** in the order of $50 million, **revenue enhancements** of $15 million, tight capital expenditure and a significant decrease in inventories.

Inventories were managed down $106.1 million from a peak of $646.4 million in December 2000, to $540.3 million by June 2001. The underlying inventory reduction was $144.8 million to $501.6 million or 22.4%, excluding the Email inventories.

These measures led to a positive **cash flow** outcome of $170.1 million for the year which when applied to repaying debt provided a decrease in **net borrowing** of 11.1% from $857.2 million, as at 30 June 2000, to $762.4 million by the end of June 2001. In line with the debt reduction, OneSteel's **gearing ratio** declined from 42.4 to 40.6 (debt, to debt plus equity).

Declaration of the final dividend totalled 3 cents per share fully franked, bringing the dividends for the year to 6 cents fully franked resulting in a payout ratio of 116.5% of profit.

A **dividend reinvestment** plan exists which provides the facility for shareholders in Australia and New Zealand to reinvest their dividends in shares at a price calculated on the weighted average market price during the five trading days before and including the record date for the relevant dividend. The record date for the Final dividend was Friday, 21 September 2001.

PROTECTING FUTURE EARNINGS

A strategic framework was developed to guide the businesses into the future. The Managing Director's review provides details on how OneSteel performed against that framework over its first year.

I would like to mention two significant strategic events that took place during the year. The first was the successful takeover of Email Metals in conjunction with Smorgon Steel, and secondly, the announcement made in May 2001 for the closure of the Brisbane Bar Mill.

During the year OneSteel successfully acquired the Email Metals business in a joint bid with Smorgon Steel. This acquisition was strategically significant for a number of reasons.

Firstly, prior to the acquisition Email was OneSteel's largest single customer and it was paramount that we positioned OneSteel to protect its medium to long-term earnings.

Secondly, the acquisition provides a wider distribution platform both geographically and in product range for OneSteel to interact with its extended customer base.

Lastly, the acquisition allows OneSteel to broaden its revenue base whilst increasing the absorption of manufactured goods from OneSteel's major production facilities.

At the time of "spin-out" BHP had floated the company with a balance sheet fully geared through substantial borrowings. The need to protect shareholder's longer-term earnings by the acquisition of Email Metals placed further pressure on the balance sheet at a time when short-term trading conditions were impacting on trading results. Consequently, the rate of restructuring required by the business accelerated and this led to our public announcement in May 2001.

A major component of the announcement was the closure of the Brisbane Bar Mill which is to be completed by April 2002. The closure of this Mill will provide for increased loading on OneSteel's other Mill operations located in Newcastle and Sydney. By reducing production, the overall unit cost of production will decrease for bar mill products. The closure required the write-off of the asset including the substantial goodwill attributed by prior owners.

MEDIUM-TERM STRATEGIC FOCUS

OneSteel has the size, capability and technological mix to build a competitive advantage. The primary objective of management over the next two years is to transform OneSteel into a highly efficient, lean, market flexible organisation firmly focused on the market and its customers' needs.

The major areas of focus over the medium term continue to be the reduction of debt, increased cash generation through improved working capital management, reduction of costs through closer business integration and further development of channels to market.

By further reducing debt and costs, OneSteel will be in a position to entertain further growth options of an organic or "step change" nature.

This task will be demanding as we expect the first six months of the 2002 financial year to be similar to the subdued last six months. However, the second six months should benefit from OneSteel's successful winning of the steel rail requirements of the Alice Springs to Darwin rail contract.

I would like to thank the directors for their contribution and support during a demanding year and our executive team led by Bob Every and OneSteel's 7,000 employees around the globe for their commitment and effort. In very challenging times, all have remained focused on the tasks at hand.

This effort has put OneSteel in a position to look to the future with some optimism.

Peter Smedley
Chairman

MAJOR BUSINESS: Alice to Darwin Railway Contract – April 2001

Photo (left to right) – Franco Moretti, CEO AsiaPacific Transport Company; The Hon John Olsen MP, Premier of South Australia; The Hon John Howard, PM; Former Northern Territory Chief Minister, Denis Burke at the turning of the first sod ceremony for the Alice Springs to Darwin railway line.

In April 2001, OneSteel was awarded a contract to supply steel rail for the Alice Springs to Darwin Railway Project. The large supply contract was awarded by the design and construction contractor to the project, Adrail. The rail will be manufactured and supplied by OneSteel Whyalla Steelworks and the contract will provide for approximately 144,000 tonnes of 50kg/m standard carbon rail to be supplied over a 20-month period, commencing in the latter half of 2001. OneSteel is proud to be associated with a nationally significant project such as the rail link between Alice Springs and Darwin.



"OneSteel has pursued a highly focused strategy to put the company on the path of meeting its vision to become the safest and most profitable Australian steel company, providing value to shareholders, customers and employees."



managing director's

I am delighted to provide the first Managing Director's review for OneSteel's inaugural year of operations.

OneSteel's first eight months of operations as a publicly listed company have been challenging with trading conditions declining on the back of the pre-GST introduction building boom and the Sydney Olympics. It became evident in the months running up to December 2000 that market conditions were going to be difficult over calendar year 2001.

On top of a major restructuring of OneSteel to move it towards an integrated business, deteriorating market conditions meant the new management team had to make some hard decisions and manage significant change in the business.

At the same time, we became involved in a successful joint bid for Email. This was of great strategic importance to OneSteel and represents approximately 10% revenue growth for the company.

Given the very difficult market conditions and all the challenges occurring as a result of the "spin-out" from BHP and the acquisition of Email, I am very proud of the commitment and application from everyone in OneSteel that delivered:

- Cash generation of $170 million; and
- A 41% improvement in safety performance.

STRATEGIES FOR IMPROVING PROFIT AND GROWTH

A number of key strategies were developed to transform OneSteel's business. Some of those strategies are longer term in nature and deal with industry structural issues while others are more short-term organisational strategies which have already begun to yield some benefit.

A summary of key strategies and some of the outcomes over the last 12 months are as follows.

Integration of OneSteel businesses. When OneSteel was originally conceived it was a loose amalgamation of eight related operational units (refer Figure Two). In line with the underlying philosophy of the business and embodied in the name OneSteel, the objective was to create one integrated business focused from the customer back through distribution, and manufacturing to raw material management. By creating a tight vertically integrated business, OneSteel could take out duplication and maximise value at each point in the production and distribution chain.

As demonstrated in Figure Two, the eight business units have been merged into four which has allowed duplication to be taken out of the business in areas such as finance, administration, sales, marketing and information technology.

With the reorganisation of the operational units, the next phase is to develop supporting information and technology systems that will provide the impetus for further integration at the day-to-day operational level of the businesses.

Restructuring of sales and marketing. This initiative is aimed at providing customers with a single contact point within the company for all product requirements. Market Mills significantly restructured its sales and marketing area with the transition from product-based sales and marketing teams to customer-based teams. More recently, a sales and operational review team across both manufacturing and distribution businesses has been established to coordinate production and sales planning to more closely align with market demand for each product line.

Figure Two – OneSteel Integration



WHYALLA STEELWORKS
SYDNEY STEEL MILL
PIPE AND TUBE
ROD AND BAR
WIRE
REINFORCING
DISTRIBUTION
STEEL AND TUBE HOLDINGS (NZ)
ONESTEEL LIMITED
WHYALLA STEELWORKS
• Mining
• Integrated Steelworks
• Structural Rolling Mills
• Rail Products Facilities
MARKET MILLS
• Sydney Steel Mill
• Rod Mill
• Bar Mills
• Wire Mills
• Wire Ropery
• Pipe and Tube Mills
• Oil and Gas
AUSTRALIAN DISTRIBUTION
• 83 OneSteel Distribution Sites
• 39 Reinforcing Mesh Sites
• 89 METALAND Franchises
INTERNATIONAL DISTRIBUTION
Steel and Tube Holdings (NZ)
• 50.32% shareholding
• 74.66% effective shareholding in AJ Forsyth in British Columbia (Canada)

review

Cost reduction program. One of the keys to improving performance is ensuring the company has the right cost structure moving forward. A detailed cost reduction program was initiated in December 2000, which identified a number of areas where costs could be reduced. Over the year a total of approximately $50 million in costs were taken out of the business. These cost reductions more than offset the underlying inflationary increase in the cost base resulting from factors such as wage, energy and transport cost increases (refer Figure Three).

Figure Three – OneSteel 2000/01 Cost Reduction Impact



50.1
37.0
Cost Reduction
Underlying Increase Cost

OneSteel will be continuing its cost reduction initiatives in the year ahead to offset the inflationary effect of its input costs.

Furthermore, as was announced in May 2001, some major cost reduction initiatives have been identified to be implemented in 2001/02 and were provided for in the 2000/01 financial statements. These initiatives include the closure of OneSteel's Bar Mill in Brisbane, the outsourcing of the Whyalla Steelworks Laboratory, which was completed in June, and acceleration of other areas of restructuring.

While an after-tax provision of $51.5 million was provided for in the 2000/01 result, the full-year benefit of these initiatives will be an earnings before tax and interest contribution of $13.7 million in financial year 2002/03.

Improving logistics management. A key area for reform for OneSteel is improving logistics management. One of the major elements is the company's inventory levels and the amount of stock required at each point in the production process.

A significant amount of work was undertaken to determine appropriate inventory levels for the new integrated business. This coupled with a decline in market activity led to a major program to reduce OneSteel's inventory levels (refer to Figure Four).

Figure Four – Inventory Reduction Outcome



640
620
600
580
560
540
520
500
Jun 00
Dec 00
Jun 01
Inclusion of Email Inventory

The result over the second 6 months of the year was an underlying inventory reduction (excluding

MAJOR BUSINESS: DuraGal® Bound for The United States – 22 June 2001

Photo (left to right) – Joseph Anderson and Geoff Plummer

OneSteel has entered into an agreement to supply its world recognised DuraGal® to the United States. The agreement, which was confirmed between Geoff Plummer, President, OneSteel Market Mills and Joseph Anderson, Vice President, PDM Sales and Marketing, will see around 10,000 tonnes per annum of DuraGal® structurals exported to California for distribution through PDM Steel Service Centres. Representatives from PDM made the journey to Australia to learn first hand about the OneSteel process of making DuraGal® products.



the addition of Email inventories in the months of May and June) of $144.8 million or 22.4% from the peak in December 2000. This reduction was instrumental in OneSteel achieving its cash generation target of $170 million during the year.

Rationalise low margin products. A program has been implemented within OneSteel called "Managing Complexity for Profit" aimed at lessening the complexity of the range of products offered by OneSteel and providing unit cost production savings and improving margins.

Systems are being developed to determine product profitability throughout the production and distribution process. Those products that are making either zero or low margins are being identified with associated prices adjusted to increase returns. In some cases, if prices cannot be adjusted, OneSteel will examine alternate cheaper ways of manufacturing the product or contemplate ceasing production of that product altogether.

At the Whyalla Steelworks, the company produces 106 billet grade/sections. Over the next 12 months, 25% to 30% of these grade/sections will be reduced.

This process will streamline the number of products the company manufactures, providing unit cost production benefits while maintaining the same offering to the market. This initiative, along with other revenue enhancing programs, delivered $15.2 million in positive contribution during 2000/01.

Appropriate reward structure. The reward structure has been significantly realigned to reflect the performance of OneSteel as a corporation rather than being based on the success of individual businesses, as was the case in the past.

The new structure concentrates on elements such as profitability, funds employed, cash generation, cost containment and safety across the company. This ensures that decisions taken will be made on the basis of maximising the benefits across the organisation rather than just one business.

Figure Five – Benefits of Industry Rationalisation Initiatives

Initiative	Benefits
Email Metals acquisition	• Provides greater leverage for the distribution of steel and steel products to the market from Australian manufacturers. • Increases the production pull through for OneSteel's manufacturing. • Improves OneSteel's geographic footprint and product offering to the market.
Brisbane Bar Mill closure	• Reduces OneSteel's annual production capacity by 170,000 tonnes. • Increases the capacity utilisation of OneSteel's other Bar Mills.

This incentive structure will develop behaviours across the businesses centred around integration benefits as a way of generating value rather than maximising divisional profit which can destroy value in other parts of the business.

Industry Rationalisation. The "spin-out" of OneSteel in itself has been a major move toward industry rationalisation. As outlined in the Chairman's Review (refer to pages 6 to 7), OneSteel undertook two significant strategic moves during the year to further rationalise the industry - the acquisition of Email Metals in a joint bid with Smorgon Steel, and the announced closure of OneSteel's Brisbane Bar Mill. The perceived benefits of these initiatives and the OneSteel "spin-out" are outlined in Figure Five.

OneSteel will continue to examine opportunities for further rationalisation of the steel industry to build on its critical mass as a domestic niche player within the Australian market.

THE YEAR AHEAD

Clearly, the underlying performance of OneSteel in the years ahead has to improve. This will only happen by continued delivery of benefits through the business restructuring process. While the trading conditions experienced over the last 12 months masked some of the benefits achieved from implementing the OneSteel change program, I am confident the benefits will provide increased returns and value for shareholders over the medium term.

OneSteel will continue to focus on its key strategy areas outlined above in the year ahead. Our priority is to continue to improve the underlying performance of the businesses while completing the integration of the Email Metals' businesses.

Trading activity in the first six months of the 2001/02 financial year is expected to remain subdued with some exceptions such as residential housing and rural sector activity.

The second six months should see an increase in activity, particularly for OneSteel stemming from rail production for the Alice Springs to Darwin railway, and an expected slight pick up in construction sector activity later in the financial year.

From an operational viewpoint, OneSteel will continue to consolidate its current market position, optimise production capability, generate solid cash flow and repay debt to provide balance sheet flexibility. It will be through this discipline that OneSteel will be in a position to examine further growth opportunities.



Bob Every
Managing Director &
Chief Executive Officer

Management Structure

ONESTEEL LIMITED

Bob Every
Managing Director & Chief Executive Officer

AUSTRALIAN OPERATIONS

Leo Selleck
President

WHYALLA STEELWORKS
Mining
Integrated Steelworks
Structural Rolling Mills
Rail Products Facilities

Geoff Plummer
President

MARKET MILLS
Sydney Steel Mill
Rod Mill
Bar Mills
Wire Mills
Wire Ropery
Pipe and Tube Mills
Oil and Gas

Robin Freeman
President

DISTRIBUTION
83 OneSteel Distribution Sites
39 Reinforcing Mesh and Rebar sites
89 METALAND Franchises

INTERNATIONAL OPERATIONS

Nick Calavrias
Chief Executive Officer New Zealand

STEEL AND TUBE HOLDINGS (NZ)
50.32% Shareholding
74.66% effective shareholding in AJ Forsyth

CORPORATE STAFF

Bill Gately
Vice President Human Resources

Mark Gell
Vice President External Affairs & Investor Relations

Bernard Carrasco
Chief Financial Officer (Retiring in October 2001)

Tony Reeves
Chief Financial Officer (Commencing October 2001)

Paul Locke
Company Secretary

LEAD TEAM



Bernard Carrasco – Chief Financial Officer
Mr Carrasco is Chief Financial Officer and Director for OneSteel until his retirement in October 2001. Formerly, Mr Carrasco was Vice President of Finance, BHP Steel. Mr Carrasco has held a number of senior financial and general management positions in the Tubemakers Group in Australia, Asia and South Africa.



Robin Freeman – President OneSteel Distribution
Mr Freeman joined OneSteel in April 2001 from Email where he was Chief Financial Officer. He joined Email in 1999 from CSR where he worked in commercial and financial roles for four years. Prior to that Mr Freeman worked in financial services with Deloitte where he was Managing Partner for the firm's NSW operations.



Bill Gately – Vice President Human Resources
Mr Gately joined OneSteel from BHP where he worked since 1979 in a range of Human Resource and Employee Relations positions. During that period he worked for BHP Minerals in the Northern Territory and in the Newcastle and Port Kembla Steel operations. Mr Gately played a key role in significant business improvement initiatives such as the opening of major new steel facilities at Port Kembla and more recently the restructuring of the long products steel business based in Newcastle.



Mark Gell – Vice President External Affairs & Investor Relations
Mr Gell joined OneSteel in January 2001 following 20 years experience working in the government, banking and business sectors for companies such as Citibank, ANI, TNT, Boral and Telstra. He has held senior general management positions in public policy, investor relations and corporate affairs.



Paul Locke – Company Secretary
Mr Locke has over 30 years industry experience and joined OneSteel from BHP as Manager, Corporate Services. Prior to this, Mr Locke worked for Tubemakers as Manager Corporate Affairs, Group Controller for William Adams and Company Limited, and Audit Manager with Price Waterhouse.



Geoff Plummer – President Market Mills
Mr Plummer joined OneSteel from BHP after 22 years experience with the Group. Prior to his current role Mr Plummer was President Rod & Bar Products (BHP Steel). He has also served as Chief Executive Officer of the joint venture company Bekaert-BHP Steel Cord and held the positions of President of Australian Logistics Services, BHP Transport and Manager, Operations at BHP wire mills in Sydney and Brisbane.



Mr Tony Reeves – Chief Financial Officer
Mr Reeves will be appointed Chief Financial Officer of OneSteel in October 2001. He has spent most of his career with ICI/Orica. His recent roles have been Chief Financial Officer of Orica's worldwide explosives business (United States), Director Finance & IT for ICI Polyester (United Kingdom), Controller (Australia/New Zealand) and Corporate Treasurer (Australia/New Zealand). He has also held commercial management positions with Allied Mills, Vinidex and Unilever early in his career.



Leo Selleck – President Whyalla Steelworks
Mr Selleck joined OneSteel from BHP where he served in a variety of operating roles since 1972 and also in the areas of environment and safety management. Mr Selleck has significant experience in integrated steel making processes and has worked at the Whyalla Steelworks since 1995 holding the positions of General Manager of Steel Operations and General Manager of Strategic Operations. Mr Selleck has been responsible for Whyalla Steelworks since May 1999.

Key Business Drivers

Figure Six – Vertical Integration of OneSteel's Australian Operation



WHYALLA STEELWORKS
IRON ORE MINES
IRON & STEEL MAKING
MILLS
• Structurals
• Rails
• Sleepers
MARKET MILLS
SYDNEY STEEL MILL
PRODUCT MILLS¹
• Rod
• Bar
• Pipe
• Tube
WIRE MILLS
• Wire
• Rope
• Fence Posts
DISTRIBUTION
• Sheet & Coil²
• Steel
• Piping Systems & Aluminium
• METALAND®
• Reinforcing
Non-residential Construction
Engineering Construction
Residential Construction
Other Manufacturing
Mining
Automotive
Agriculture
Export
20%
20%
12%
13%
10%
5%
5%
15%

¹ Coil used to make pipe and tube is sourced outside of OneSteel.
² Sheet, coil and plate is sourced from outside OneSteel.

NOTES FOR BUSINESS DRIVERS

The following graphs represent the major business sector drivers of OneSteel revenues. The most notable feature is the synchronised downturn that took place over 2000/01 in the construction and manufacturing sectors, which when added together account for almost 65% of OneSteel revenues.

A synchronised downturn in itself is an unusual occurrence, but it was amplified by the severity of the downturn, especially in the residential construction sector represented in Figure Nine.

The main reason for the synchronised downturn was the pulling forward of construction activity into the 1999/2000 year related to the Sydney Olympics and the introduction of the GST.

The remaining domestic sectors of mining, agriculture and automotive which represent approximately 20% of OneSteel revenues recorded increased levels of activity for the year.

The remaining 15% of OneSteel revenues approximates OneSteel's levels of Export.

One of the key business drivers for OneSteel is the level of import activity and the impact such activity can have on domestic pricing. Over the last five years, whilst overall steel long product imports have remained relatively steady, there has been a significant increase in some low-priced imports within OneSteel's long product steel range.

The impact of imports continues to be an area which OneSteel monitors and manages through domestic and international market strategies.

Figure Seven – Non-Residential Construction ($m 1998/99)
September quarter 1989 to June quarter 2001



5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
89 90 91 92 93 94 95 96 97 98 99 00 01

Figure Eight – Engineering Construction ($m 1998/99)
September quarter 1989 to June quarter 2001



5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
89 90 91 92 93 94 95 96 97 98 99 00 01

Figure Nine – Residential Construction ($m 1998/99)
September quarter 1989 to June quarter 2001



8,000
7,000
6,000
5,000
4,000
3,000
2,000
89 90 91 92 93 94 95 96 97 98 99 00 01

Figure Ten – Other Manufacturing ($m 1998/99)
September quarter 1989 to June quarter 2001


650
600
550
500
450
400
350
300
89 90 91 92 93 94 95 96 97 98 99 00 01

Figure Eleven – Mining Output ($m 1998/99)
September quarter 1989 to June quarter 2001


7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
89 90 91 92 93 94 95 96 97 98 99 00 01

Figure Twelve – Automotive Output ($m 1998/99)
September quarter 1989 to June quarter 2001


1,400
1,200
1,000
800
600
400
89 90 91 92 93 94 95 96 97 98 99 00 01

Figure Thirteen – Agricultural Investment ($m 1998/99)
September quarter 1989 to June quarter 2001


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
89 90 91 92 93 94 95 96 97 98 99 00 01

NON-RESIDENTIAL CONSTRUCTION

The non-residential construction sector represents the value of work done in building and altering hotels, offices, shopping centres, factories, education, health and other social facilities.

This sector makes up a significant proportion of OneSteel sales of approximately 20% in any given year.

As Figure Seven indicates, the value of activity in this sector declined by 16.3% when compared year on year.

ENGINEERING CONSTRUCTION

Engineering construction encompasses the value of building or upgrading major infrastructure such as roads, bridges, railways, highways, pipelines, telecommunications, harbour and marine facilities, water and sewerage, and electricity.

This sector also provides approximately 20% of OneSteel's revenues, and as Figure Eight indicates, activity in this sector declined by 11.4% year on year.

RESIDENTIAL CONSTRUCTION

Residential Construction covers investment for the building and altering of private and public units and houses. OneSteel derives 12% of its revenues from this sector, which year on year declined substantially by 27.4% as depicted in Figure Nine. This sector in particular was impacted by the introduction of the GST, as building products in the past did not attract a sales tax.

OTHER MANUFACTURING

Other manufacturing represents all manufacturing with the exception of automotive production. This sector represents 13% of OneSteel revenues and declined 13.1% year on year as outlined in Figure Ten.

MINING OUTPUT

Mining output encompasses production from mining activities and represents approximately 10% of OneSteel revenues. Activity in this sector increased (refer Figure Eleven) by 5.6% year on year, and is consistent with the overall increasing trend in this sector since the early 1990s.

AUTOMOTIVE OUTPUT

Automotive output includes production for domestic automotive manufacturers including component part manufacturers. This sector represents 5% of OneSteel revenues and increased 11.7% year on year (refer to Figure Twelve).

AGRICULTURAL INVESTMENT

Agricultural investment encompasses expenditure in the rural sector. It represents 5% of OneSteel revenues and grew very strongly year on year with an increase of 30.7% (refer to Figure Thirteen). This is on the back of subdued activity over most of the 1990s.

Segment Summary

Operations Review for the 12 Months to 30 June 2001 - Pro-forma $millions

AUSTRALIAN DISTRIBUTION

	2000	2001	%
Revenue	1,401.1	1,245.0	(11.1)
EBITDA	94.2	70.7	(24.9)
EBIT	67.0	44.0	(34.3)
Assets	672.4	926.4	37.8
Employees	2,312	2,531	9.5
Sales Margin (%)	4.8	3.5	

Market Conditions

Trading conditions for the year declined markedly when compared with the prior year. Major impacts included decreasing activity following the pre-GST building boom and the post-Olympics trading activity slump.

Construction sector activity, which accounts for approximately 50% of OneSteel sales, declined significantly during the year impacting most segments of the business.

In the second half of the year, trading conditions were subdued with some signs of pick-up in the residential and rural sectors by the end of the year.

The manufacturing sector remained subdued, while contract work for the mining and energy sectors remained consistent.

Performance

Sales were 11.1% below the same period last year. Some product categories such as reinforcing were down some 30%, reflecting decreased construction activity.

Lower demand has led to pricing pressure on reinforcing products. There were price increases on a number of products put through mid year, with some holding.

Business improvement initiatives provided in excess of $13 million benefit for the year which combined with significant inventory reductions provided a strong cash result for the business.

Initiatives

The major initiative for the year was the completion of the acquisition for Email Metals. Assets for the business were transferred on 1 May, with the full integration of the business expected to be completed by the end of the 2001/02 financial year.

Outlook

The building and construction market is expected to remain soft over the next year. There will be some pick up in the residential sector associated with the Federal Government's first home owner scheme grant increase, with activity in the resources sector also due to improve later in the year.

Activity in the broader construction market is not expected to lift until later in the financial year. The Oil and Gas segment project activity is to remain firm, providing demand for tube products.

Demand from the rural sector is also expected to remain firm throughout the year.

AUSTRALIAN MANUFACTURING*

	2000	2001	%
Revenue	1,746.2	1,555.8	(10.9)
EBITDA	163.3	108.9	(33.3)
EBIT	86.1	(0.9)	(101.0)
Assets	1,704.9	1,575.9	(7.6)
Employees	4,126	4,066	(1.5)
Sales Margin (%)	4.9	(0.1)	

Market Conditions

Overall, there was lower demand stemming from a decline in activity in the construction and building sectors. Activity in other sectors such as mining, rural and rail were broadly in line with expectations.

Performance

Whyalla - Despite some operational difficulties around mid-year, billet production reached record levels by year end. Significant reductions in inventories were achieved in the second half with business improvement initiatives providing $19 million in benefits. Whyalla achieved a record 4 million person hours with no lost time injuries.

Sydney Steel Mill - During the year, the Mill was shut down for an extended period to realign stocks with underlying market demand. Towards the end of the year, the Mill was operating at close to full capacity.

Rail and Structural - Rail finished the year slightly behind projections while structural product demand fell away during the year, leading to some price pressure and an increase in lower-priced slab exports.

Rod and Bar - Despite lower volumes, some significant productivity increases were achieved combined with price improvements in some product lines in October. During the year, it was announced that the Brisbane Bar Mill will close in April 2002, with its production reallocated to the Newcastle and Sydney Bar Mill operations.

Pipe and Tube - Demand was down in the structural and manufacturing segments while oil and gas held up. Price pressures and increased input costs have been partly offset by productivity improvements.

Wire - While volumes were down on last year, the wire business improved its performance through a combination of decreased costs and improved pricing. With the acquisition of Email, the Martin Bright's, bright bar business forms part of the Wire operations.

Initiatives

Work was undertaken on the Whyalla blast furnace during the year to ensure operation until its reline in 2004. Work will be undertaken on the structural mill in preparation for production of rail for the Alice Springs to Darwin Rail project.

A number of initiatives were undertaken to cut costs and enhance the quality of revenues in the Manufacturing Segment. Combined these initiatives produced approximately $50 million in benefits.

Outlook

Market conditions are expected to remain subdued for the first six months of the financial year. In the second six months, production for the Alice to Darwin rail project will commence diverting some production away from lower margin export. Some sectors such as rural and oil and gas are expected to remain firm.

INTERNATIONAL DISTRIBUTION

	2000	2001	%
Revenue	305.0	312.2	2.4
EBITDA	31.0	29.3	(5.5)
EBIT	23.0	22.5	(2.2)
Assets	184.4	174.0	(5.6)
Employees	742	700	(5.7)
Sales Margin (%)	7.5	7.2	

Market Conditions

Market demand for steel products was mixed. Strong demand from the rural sector and export focused manufacturers were offset by a weak domestic economy.

Performance

The Steel Distribution and Processing business improved its overall performance substantially during the year predominately from increased demand from the rural sector. Sales and EBIT margins increased while working capital reduced.

Sales and profits in the Reinforcing and Roofing Products businesses were lower than last year as a direct result of the reduced activity in the building sector.

Initiatives

A number of initiatives were introduced during the year which lowered costs and inventory levels, providing some offset to lower activity.

Outlook

The economic outlook is for more of the same with some downside possible if the economies of major trading partners do not improve in the near future.

AJ Forsyth, the Canadian subsidiary, was affected by a weakened economy with reduced sales and volumes for the year. Despite this placing pressure on pricing, sales margins were maintained.

Due to the lower economic activity, programs were put in place to cut costs and inventories, both of which delivered some benefit. Competition remains very strong ensuring price movements will be minimal in the foreseeable future.

The recent change of government in British Columbia will benefit the business, however, the uncertainty surrounding the North American economy still overhangs the Canadian economy.

Activity is expected to remain at current levels over the first six months of the year with some pick-up in activity possible in the second half.

* The Manufacturing Segment numbers include the restructuring provision.

Map of Operations

CANADA



Yukon
Whitehorse
Prince George
Campbell River
Kelowna
Nanaimo
Vancouver

AUSTRALIA



Darwin
Broome
Alice Springs
Mackay
Rockhampton
Brisbane
Perth
Bunbury
Whyalla
Newcastle
Sydney
Wollongong
Canberra
Adelaide
Melbourne
Launceston
Hobart

NEW ZEALAND



Whangarei
Auckland
Mt Maunganui
Hamilton
Tauranga
New Plymouth
Rotorua
Napier
Palmerston North
Nelson
Hutt City
Christchurch
Timaru
Dunedin
Invercargill

KEY

○ Major Distribution

● Key Manufacturing Facilities



OneSteel pipe and tube supporting light towers at Sydney Olympic venues. Photo – "Fountain Night" by Murray McKean.

A major objective for Distribution in the current year is to work more closely with OneSteel's Whyalla Steelworks and Market Mills divisions to improve overall returns to the company.



Robin Freeman, President OneSteel Distribution

The sudden downturn in housing activity and continued decline in construction spending necessitated prompt action to protect the returns from Distribution. During the year, spending on housing fell by 27.4% and non residential construction spending was 13.5% lower. Steps were taken to rein in operating and capital expenditure, personnel numbers reduced by 239 or 10.3% before the addition 458 Email staff, and stock levels excluding Email fell $22.5 million or 12.2%. Profit declined by 34.3% at the earnings before interest and tax level but tight control of working capital translated to strong cash flow. As the pick-up in activity in the current year is expected to be slight, the focus will continue to be on costs and working capital management.

The purchase of Pipeline Supplies Australia and part of Union Steel from Email, increased the scale and capabilities of OneSteel's Piping Systems and Steel Distribution businesses. Since the acquisition in May 2001 plans to consolidate facilities, appoint new management teams and address the many other matters relating to the merger have been implemented. The key objective is to retain the sales of the businesses purchased and therefore the main focus is on customer service, initially ensuring that no customer is disadvantaged by the changes that are taking place and then moving to further improve service quality.

A major objective for Distribution in the current year is to work more closely with OneSteel's Whyalla and Market Mills divisions to improve overall returns to the company. This will involve increased communication and a better understanding of the operations of each business which range from iron ore mining to sale of steel products.



BUSINESS ACHIEVEMENTS: Distribution/OneSteel Reinforcing – Australian Design Award - 5 May 2001

Photo (left to right) Mark Patrick University of Western Sydney; Gaynor Ott & Lou Marasco, Market Development Engineers for OneSteel

OneSteel Reinforcing and The University of Western Sydney Centre for Construction Technology Research, were awarded the prestigious Australian Design Award in Engineering Design for TRUSSDEK. TRUSSDEK is an ultra-lightweight, permanent, combined steel formwork and reinforcement system, that offers unrivalled spanning capability and efficiencies compared with other steel decking systems. It leads to faster, more economical construction. TRUSSDEK is a unique Australian product, the result of research and development work that has seen Australian technical know-how lead the world in this field. TRUSSDEK is a registered trademark used exclusively by OneSteel Reinforcing.

Australian Distribution

	THE BUSINESS	THE MARKET	PERFORMANCE	DEVELOPMENTS
Steel	OneSteel's Steel Distribution business has centres located throughout Australia providing a wide range of products to resellers, end users, such as manufacturers, fabricators, builders, mining companies and the agricultural industry. The business focus is to further build on its relationships with customers and to sell in a consultative manner demonstrating value delivery.	Market activity was subdued during the year as sales to the engineering construction sector fell away significantly after the Olympics, and the manufacturing sector fell into a slump after Christmas. Confidence within the market was low and prices were under pressure. Demand for processed product was restricted as the customers opted to do work in house.	Despite the poor market and severe price competition, margins improved. Tight expense control was exercised throughout the year but the impact could not negate the volume shortfall. Inventory reduction was highly successful, with stock weeks finishing at a sustainable all time low.	Major developments include the decision to combine the two Steel businesses in each of Brisbane and Melbourne to create a more effective business and market presence, and the merger of the Union Steel acquisitions in Sydney and Perth. These changes will be implemented progressively over the first half of 2001/02.
Reinforcing	Reinforcing steel is used for concrete reinforcement, mining strata control, agricultural and industrial mesh products and reinforcing steel fibres. Reinforcing continued to develop its strategic direction of "Reinventing Reinforcing". In line with this direction, 12 new products and services were launched in conjunction with rebranding under the OneSteel Reinforcing name.	The market was very depressed during the year. Major markets of housing, non-residential and engineering construction were all significantly adverse to the record levels of the previous year. All regions were depressed but Sydney in particular dropped significantly. Niche markets in industrial, rural and mining were all relatively stable from the previous year.	Financial performance was heavily affected by volume and price reductions due to increased competition. This was offset in part by continued restructuring leading to significant cost reductions as well as reduced inventory levels. Safety performance was good with a 40% reduction in Medical Treatment Injuries per million person hours.	Productivity improvements were achieved across all areas of processing with a continuation of initiatives into the 2001/02 financial year. New products such as BAMTEC®, prefabrication and L class mesh were successfully introduced, with future focus on increasing their usage in the market. Implementation of a new business information technology system has commenced and will be completed in 2002.
Sheet, Coil and Aluminium	A leading processor and distributor of steel sheet and coil and a range of aluminium products from 10 locations in Australia. Product is sourced from major Australian and offshore manufacturers and used in the construction and manufacturing industries. Our customers convert the metal into finished and semi-finished goods including metal cabinets, gutters, roofing, fencing, large and small marine craft.	The economic contraction that occurred in the December 2000 quarter affected the residential and non-residential markets with the majority of our customers recording lower volumes. Customers involved in transport continued to produce strongly. The manufacturing segment aided by the lower Australian dollar favoured our customers focused on export markets.	Despite sales volumes being lower than expected, lower stocks, and working capital and cost reduction initiatives combined to deliver positive cash outcomes ahead of projections.	The $14,000 Federal Government's first home owners grant is assisting customers to increase volumes as residential approvals increased in the June 2001 quarter. The division will work closely with customers to grow in profitable market segments and also continue with business cost reduction and rationalisation initiatives.
Metaland	Metaland services customers in regional markets. Local managers adapt the company's full product and service range to maximise the value offered to the market and take advantage of local opportunities. In areas where there is no direct local presence, strategically-located Metaland franchisees service local industries.	Customers in the resources sector were affected by declining international demand and prices although improvement occurred later in the year. Regional manufacturing recovered during the year and there were also improvements in the rural segment. Market confidence improved with the announcement of infrastructure projects such as the Alice Springs to Darwin rail link.	Sales volume and profit performance was down on last year while cash generation exceeded expectations through inventory reductions, combined with automatic stock replenishment systems introduced and operated with Market Mills. A number of cost initiatives were introduced achieving productivity gains. Safety improved significantly through better housekeeping, one-on-one training and safety audits.	Since May 2001, many businesses have been focused on the Email merger, and how best to use the combined strengths to service our customers. Modest capital expenditure at most locations has supported initiatives to improve safety and customer efficiency. New pricing systems are being rolled out that are improving the value of market offerings.
Piping Systems	Piping Systems' services the natural gas transmission, petroleum, chemical, construction, mining and building services markets as a leading distributor of pipes, fittings and valves throughout Australia. The division continues to focus on developing their value proposition to project-related work, based on providing customer-specific solutions using all of OneSteel's manufacturing and distribution resources.	Business activity from the gas transmission sector was significant and the petroleum sector was also strong. The construction and mining markets were less active than in previous years. However stronger activity is forecast for early 2002. Building services remained steady with increased competition from new entrants to the market.	A lower level of project work across most market segments led to sales being below recent years. Softer margins reflected the project sales to the gas distribution sector and a high level of competition operating within a generally subdued market. Expense reduction initiatives were successful but not sufficient to balance the shortfall from sales volume and margin.	The merger of the Email Pipeline Supplies operations with Piping Systems will result in a well-balanced business, combining sales and marketing skills, exclusive product brand names, extended distribution footprint and sourcing expertise, providing a very competitive value proposition for our customers.

Australian Manufacturing

	THE BUSINESS	THE MARKET	PERFORMANCE	DEVELOPMENTS
Whyalla Steelworks	Whyalla Steelworks is located in Whyalla, South Australia. It is an integrated steelworks producing up to 1.2 million tonnes of steel per annum from iron ore sourced from its own mines. Besides producing billet for OneSteel's Market Mills operations, it also manufactures rail products, structural steel and slabs for external re-rolling.	The market for structural steel was approximately 10% down while rail sales were down 4,500 tonnes on the prior year reflecting the competitive nature of the business. However, key rail contracts were won with Queensland Rail for the supply of nominally 73,000 tonnes of rail, and the Alice Springs to Darwin rail project for approximately 144,000 tonnes which will provide a sound base for the Rolling Mill going forward.	Some operational instability occurred at the steelworks in the Steelmaking and Pellet Plant areas. By year end, the Billet Caster was exceeding its prior records with the Pellet Plant reaching its highest production output for 18 months. Significant cash was generated through cost reduction programs, which delivered $19 million in benefits, and inventory initiatives. Safety also improved significantly.	Looking to the coming year, there will be a relentless focus on cost reduction and operational excellence. This will form a base from which such developments as the successful delivery of the Alice to Darwin rail contract, the continued pursuit of opportunities to maximise the Whyalla low cost iron ore advantage and the optimising of the OneSteel value chain, will be vigorously progressed.
Sydney Steel Mill	Situated in Western Sydney, the Sydney Steel Mill produces up to 500,000 tonnes per annum of commercial grade billet from steel scrap via the electric arc furnace. A Bar Mill rolls up to 35% of these billets into reinforcing and merchant bar products, while the remaining billets are sent to OneSteel's other rolling facilities.	The majority of production output is sent to OneSteel's Rolling Mills in Newcastle and Brisbane. Demand for steel is therefore very dependent on the requirement for billets from these Mills. Demand was mixed throughout the year with some recovery by the last quarter.	The Melt Shop consecutively broke its monthly production record during the first quarter of the financial year. Rolling rates and yield were also at record levels in the Mill. However, the downturn in the market forced reduced production in the second quarter. The fourth quarter has seen the plant back at record levels.	During the coming year the rolling mill will take on additional production transferred from the Brisbane Bar Mill which will close in April 2002 as part of the rationalisation program. This will entail the addition of a fourth shift, minimal new capital equipment and higher utilisation rates from the mill.
Rod & Bar	Produces a wide range of selected rod and bar products in its three Bar Mills (Newcastle, Sydney and Brisbane) and a Rod Mill in Newcastle. These Mills are fed by Sydney Steel Mill and Whyalla Steelworks.	A severe downturn in market demand was experienced from September 2000, particularly in the construction and engineering segments. Demand in the automotive market remained firm, due to steady domestic demand and increased exports by domestic vehicle and component manufacturers. In aggregate, total volumes were down in the order of 15% on the prior year.	Business performance was adversely affected by the market downturn. Mill operating levels were adjusted accordingly through programmed Mill shutdowns, changes in shift operating levels and reduced overtime. Despite the need for these adjustments, record productivity performance was achieved in many areas, as well as significant inventory reductions.	During the year work progressed on completing the transition from Newcastle produced billets (from stock) to Whyalla Steelworks produced billets. A review of bar mill capacity utilisation resulted in the decision to close the Brisbane Bar Mill progressively up to April 2002. Production will be transferred to Sydney and Newcastle.
Pipe and Tube	Manufactures pipe and tube for the construction, mining and manufacturing segments for application in oil and gas pipelines, reticulation pipe, buildings, fencing, machinery, furniture, shop fittings, automotive production, agricultural instruments and outdoor and material handling equipment.	The downturn in the construction, engineering and manufacturing industries adversely impacted all segments of the business. In the final quarter, demand within the structural products business began to improve. The oil and gas business benefited from securing pipe sales associated with the Tasmanian Gas Project.	Operational measures such as yields, capacity utilisation and conversion costs were adversely impacted by the downturn in the market. Several manufacturing sites were shutdown for extended periods during the Christmas/New Year period and overtime levels were reduced to historical lows. An extensive review of product profitability and capacity requirements has been commenced.	Activities remain focused around the development of concepts (eg mezzanine floors, flooring systems) to capture further end markets for the DuraGal® range of building products. Work associated with the establishment of imperial sizes that meet United States specifications was undertaken to further develop export potential for the DuraGal® range.
Wire	Manufactures wire for use in the construction, manufacturing, mining and agricultural industries with products including springs, concrete reinforcing, strand and wire, industrial fine mesh, fence and trellis posts and wires, netting, fasteners, mining rope, telecommunications, shop fittings and shopping trolleys.	The general manufacturing wire market was lower, with a noticeable improvement toward the latter part of the year. Lower than expected demand for heavy galvanised and cable reinforcement wires was offset by a stronger than expected demand for annealed baling, bedding spring and nail wire. The rural fencing market finished the year very strongly.	Despite lower demand impacting sales volumes, cost cutting initiatives and pricing improvements in some market segments provided a flat profit outcome for the year. The cash generation outcome was stronger than the prior year, reflecting improved inventory management. Safety performance significantly improved during the year.	OneSteel has entered a three-year Technology Agreement with NV Bekaert SA, the world's leading wire company. Agreement has also been reached with Bekaert to be OneSteel's agent for coated low carbon wires in South East and North Asia while OneSteel will act as Bekaert's distributor for a limited range of wire products in Australia.



BUSINESS ACHIEVEMENTS: Australian Freight Industry Awards

Photo (left to right) Troy Peters, Quality, Safety, Environment and Training Officer, and Steve Hughes, Manager Tube Operations, OneSteel Market Mills.

OneSteel BTM Kembla Grange has taken out the top award for its truck loading safety nets initiative at the Australian Freight Industry Awards presented on 15th September. It is the first time this award has been won outside the transport industry. The truck loading safety nets were also awarded Best Workplace Safety Initiative at OneSteel's Safety Excellence Awards held in July.



OneSteel structural steel used for architectural elements at the recently opened new Australian Museum in Canberra.

Key to long-term success will be the ability to run with much lower fixed costs. Whilst in the short-term costs are lower through tighter expenditure control, there are plans to reduce them further.



Leo Selleck, President of Whyalla Steelworks

The 2000/01 financial year was certainly a challenging one in many respects. At a business level the financial year was dominated by the organisational and legal mechanics of the OneSteel "spin-out" and establishing a new business in a difficult economic climate.

In dealing with the "spin-out" at Whyalla, as well as the suite of issues associated with employee, organisational and legal matters, there was also a cultural impact to the regional community, as the "spin-out" resulted in the community severing ties with BHP that went back 100 years.

In response to the economic circumstances, significant cash was generated through actions such as inventory reduction and business improvement initiatives which yielded $19 million in benefits.

At a plant level, the recently commissioned Billet Caster / Ladle Metallurgy Furnace complex worked through a period of commissioning over 80 new steel grades as it completed the product mix change to a domestically focused producer of a wide-range of long products steels.

Over the year, the overall safety performance of Whyalla employees and contractors was commendable. Whyalla employees worked the entire year without a Lost Time Injury (over 4 million exposure hours) and contractors achieved a similar level of performance with a Lost Time Injury rate per million hours worked of 2.8.



Geoff Plummer, President of Market Mills.

During the year Market Mills operated through the worst trading environment of the past 10 years, the process of massive organisational change associated with the "spin-out" and the need to generate cash to mount the joint bid for Email to help secure the future of this business. Also, some fundamental changes to set us up for long-term success were undertaken.

Despite all the distraction, Market Mills reduced its rate of serious injuries by 30%. Tough decisions were taken to reduce operating levels in the short term in recognition of the significantly lower market volumes and the need to pare back inventories. Over $30 million of costs were taken out of the business and in the face of rapidly declining volumes, some price increases were achieved across almost all segments. Every one of our manufacturing operations has shown continued improvement in performance.

Key to Market Mills long term success will the ability to run with much lower fixed costs. Whilst in the short-term costs are lower through tighter expenditure control, there are plans to reduce them further. Initiatives include decreasing costs through the rationalisation of Bar Mill capacity with the closure of the Brisbane Bar Mill, the revision of market offers, the establishment of Manufacturing Support Services in Newcastle and the adoption of a more sharply focused reliable manufacturing effort across Market Mills.



OneSteel pipe tubing showcased in Stadium Australia and Super Dome roof structures.

International Distribution

OneSteel owns 50.32% of Steel and Tube Holdings Limited which is listed on the New Zealand Stock Exchange. Steel and Tube Holdings is a leading distributor of steel and allied products in New Zealand. It also owns 51% of AJ Forsyth & Company Limited, which is a Canadian-based steel distribution company. The remaining 49% of AJ Forsyth, is owned by OneSteel, giving OneSteel an effective interest in AJ Forsyth of 74.66%.

Steel and Tube Holdings recorded a net profit after tax for 2000/01 of NZ$14.9 million, an increase of 11.6% over the prior year, on a sales revenue increase of 4% to NZ$389.9 million. The company also announced a dividend of NZ9 cents per share, an increase of 23% on last year.

	THE BUSINESS	THE MARKET	PERFORMANCE	DEVELOPMENTS
Steel and Tube New Zealand Steel Distribution and Processing	Merchandiser of a comprehensive range of steel and associated products and processor of hot rolled plate and light gauge steel and coil.	Overall market conditions were mixed. However, there was strong demand from the rural sector and the export focused manufacturing sector.	The Steel Distribution and Processing business improved its overall performance substantially during the year with sales and EBIT margins both increasing.	Prices have been increased being the first real movements since the Asian crisis in late 1990s. The benefits of the increases will flow into the next financial year. The division also benefited from the strong focus on cost saving initiatives and the reduction of working capital.
Steel and Tube New Zealand Reinforcing and Roofing Products	Processor and distributor of reinforcing rod and mesh, manufacturer and marketer of a wide range of roll formed steel roofing and cladding products and accessories.	The demand for roofing and cladding products was reduced in line with the downturn in residential housing, while the Reinforcing operation was adversely affected by the unfavourable mix of construction projects.	Sales and profits in the Reinforcing and Roofing Products businesses were lower than last year and were a direct result of the reduced activity in the building sector.	A number of initiatives were introduced during the year which lowered costs and inventory levels to provide some offset to lower activity.
Canada	Distributor of steel and associated products in the Canadian provinces of British Columbia and the Yukon.	The economy remained weak ensuring trading activity was subdued with strong competition placing downward pressure on pricing.	AJ Forsyth, posted lower earnings due to a weakened economy, resulting in lower sales and volumes for the year.	Programs were put in place to cut costs and inventories, delivering some benefits and allowing for the maintenance of margins despite pricing pressure.

STANDING ALONE

Much of the human resources focus coming into the year was on achieving a smooth transition to an independent company, with considerable effort directed toward the establishment of critical systems, workforce communication and to establishing a feeling of common purpose and identity within the new business.

A key strategic theme for the period has been building a new identity and developing increased awareness around what it takes to be successful as an independent and publicly listed company.

OneSteel is building a performance-based culture, where people at all levels of the business know what is required of them and their work teams, are accountable for their actions, and are encouraged and given licence to improve business performance. These principles have been reinforced through the redesign of remuneration practices incorporating short and long-term incentives for business leaders.

Considerable efficiencies and cost savings have been realised through sharing and consolidating systems and resources. Examples include a major restructuring of sales and marketing functions across the business, a review of engineering and maintenance services, the progression toward centralised services in human resources, finance and supply, and the introduction of single-business policies.

The strategic realignment of business activities has initiated continued rationalisation in many areas of operation, with the integration of former Email sites into OneSteel Distribution, the announced closure of the Brisbane Bar Mill, and a range of restructuring initiatives in corporate and business sites. The success of these initiatives rely on continuing to foster strong and productive relationships with employees in a way that directly engages them in the business.

LEADERSHIP AND WORKFORCE CAPABILITY

A key strategy has been to build and optimise organisational capability.

OneSteel has excellent people in key leadership positions, with a depth of industry experience, and technical and people skills. A number of external appointments to our executive teams have brought greater diversity and breadth of experience in specific business functions. Newly-established Lead Teams in each of the business units are concentrating on achieving stretch goals in safety and profitability, and engaging their people in the challenge.

OneSteel's workforce is second to none. Already recognised in the industry for their technical ability, employees across all parts of the business have demonstrated a capacity to respond to and drive improvement.



HUMAN RESOURCES: Linde Gas/WTIA National Young Tradeperson Award

A 22 year old trainee Engineer from OneSteel in Newcastle was awarded the Linde Gas/WTIA National Young Tradeperson of the Year Award for 2000 on the 4 May 2001. Richard Skinner was presented the award by Linde Gas Pty Ltd and the Welding Technology Institute of Australia (WTIA) in recognition of Richard's commitment to his career, which began with a boiler-making apprenticeship. Richard demonstrated his knowledge of the industry and his work ability by submitting a report on the DuraGal® Portal Frame Shed, a project developed by the OneSteel team in Newcastle for sale and distribution Australia wide. Richard showed an advanced level of understanding of the design, fabrication and testing of specific portal-frame welded connections.

HUMAN RESOURCE INITIATIVES

OneSteel Super was established to provide employees with equivalent benefits and services. With funds under management of over $600 million and full management responsibilities outsourced to Towers Perrin, OneSteel Super is an innovate solution combining the advantages of a Corporate Fund with those of a Master Trust.

In November, OneSteel launched an Employee Share Plan under much different arrangements than previously offered to employees. Over 80% of our workforce are now shareholders in OneSteel Limited.

Following extensive audits of our safety systems and performance, OneSteel was granted workers' compensation self-insurer licences in NSW, Victoria, Queensland, South Australia and Western Australia, providing significant cost benefits to the business.

OneSteel is a self-insurer for workers' compensation purposes in the States outlined in Figure Fourteen. The balance of the provision at 30 June, representing outstanding claims, has been included in the amounts disclosed as "Other provisions" in the Statement of Financial Position.

Figure Fourteen – Outstanding Claims Provisions

	30 June 2001 $m
Queensland	1.5
New South Wales	25.0
Victoria	2.6
South Australia	4.1
Western Australia	0.7
	33.9

The integration of the Email Metals businesses further capitalised on the learnings and achievements from the "spin-out", as cultures were merged, new teams created and synergy benefits realised.

Over the same period the human resource (HR) function was reconfigured with numbers reduced to better than benchmark standards. A central HR services team was established, relieving field HR staff of considerable transactional work to concentrate on leadership support/development, business improvement and specific business-wide HR strategies.

Successful implementation of these and other projects demonstrated a capacity to lead significant change at minimal cost, whilst supporting leaders in the achievement of business outcomes.

FOCUS FOR THE COMING YEAR

With Lead Teams established and the right people in key positions, the coming year will see attention directed towards the following areas:

- fostering a true performance culture;
- developing business, technical and people skills in OneSteel future leaders;
- working with employees around shared goals to achieve improved business performance, safety and profitability;
- identifying and implementing restructuring initiatives; and
- further developing smart solutions to reduce costs and streamline the delivery of internal support services.

Occupational Health and Safety

Safety is a core value of OneSteel as exemplified in the company's vision to be the safest and most profitable Australian steel company. As such, safety underpins all of OneSteel's activities.

The first policy to be issued by OneSteel was the Occupational Health and Safety Policy. This policy sets the foundation for our approach and commitment to Occupational Health and Safety (OHS).

To put the policy into action and as a new organisation, OneSteel had to create a new approach to safety in which focuses on three key areas:

- Demonstrated Management Commitment;
- Systems and Standards; and
- Involvement of People.

DEMONSTRATED MANAGEMENT COMMITMENT

The first step was to put in place a cascading structure for managing OHS throughout the company from Board level to the operations. Key features of this structure include;

- OneSteel Board OHS&E Committee;
- OneSteel Lead Team Central Safety Committee;
- OneSteel Safety Network – across all OneSteel businesses; and
- Individual business safety committee structures.

SYSTEMS AND STANDARDS

In developing the OHS management system for OneSteel, a need was recognised to create a system that could cater for business units of varying size, from an integrated steelworks to a small distribution centre.

The OneSteel Safety Network, in consultation with the Lead Team, developed a framework based on Australian Standard 4801. This allows each business unit to have systems and procedures in place that take into account the complexity of their operation.

An important ingredient to maintain the integrity of OneSteel's OHS management system is undertaking external assessment of progress against defined goals. During this financial year, independent occupational health and safety evaluations were carried out by DuPont Safety, Environmental Management Services and State Workcover authorities in NSW, Victoria, South Australia and Queensland.

As a result of OneSteel's OHS practices, it has achieved self-insurance status in all States where it is eligible: New South Wales, Victoria, South Australia and Queensland.

OCCUPATIONAL HEALTH AND SAFETY OUTCOMES FOR THE YEAR

OneSteel achieved significant declines in both the Lost Time Injury Frequency Rate, which declined by 41% to a rate of 2.2, and Medical Treatment Frequency Rate which declined by 38% to 18.6. Figure Fifteen shows the improvement over time (using data reconstructed from the previous businesses that now form OneSteel) to give an historical context.

Figure Fifteen –
Combined Employee and Contractor Lost Time Injury Frequency Rate
2000 – 2001 Reduction = 41%

Combined Employee and Contractor Medical Injury Frequency Rate
2000 – 2001 Reduction = 38%


4.4
3.7
2.2
99
00
01
37.3
30.1
18.6
99
00
01

OCCUPATIONAL HEALTH AND SAFETY POLICY

OneSteel is committed to achieving the highest performance in occupational health and safety with the aim of creating and maintaining a safe and healthy working environment throughout its businesses.

Consistent with this the Company will:

- **seek continuous improvement in its occupational health and safety performance taking into account evolving community expectations, management practices, scientific knowledge and technology;**
- **comply with all applicable laws, regulations and standards and where adequate laws do not exist, adopt and apply standards that reflect the Company's commitment to health and safety;**
- **involve employees and contractors in the improvement of occupational health and safety performance;**
- **train and hold individual employees accountable for their area of responsibility;**
- **manage risk by implementing management systems to identify, assess, monitor and control hazards and by reviewing performance;**
- **ensure that OneSteel employees, contractors and visitors are informed of and understand their obligations in respect of this policy;**
- **communicate openly with employees, government and the community on occupational health and safety issues; and contribute to the development of relevant occupational health and safety policy, legislation and regulations; and**
- **support relevant occupational health and safety research.**

Involvement of People

The improved performance in safety reflects the involvement of all the people on our sites, whether OneSteel employees or contractors. To recognise this involvement and contribution and to build on a platform of sharing good practices across the sites, the OneSteel Safety Award Program was instituted.



SAFETY: OneSteel Safety Awards – July 2001

Photo (left to right) – Tony Cowley, Tubemakers Metaland Hobart; Brian Hiscocks, BTM Kembla Grange; Bob Every, Managing Director and Chief Executive Officer

The Safety Excellence Awards program was introduced to recognise the contribution that OneSteel employees and contractors have made in creating a safer workplace within OneSteel. In our inaugural year, 54 entries were received across four award categories and the standard of entries was excellent. The winners were:

Best Workplace Safety Initiative Award	– BTM Kembla Grange, Truck loading safety net
Safety Leader of the Year	– Sid Wilson, Manager Engineering, Whyalla
Safety Employee of the Year	– William Dunn, Level 3 Ropemaker, Market Mills
Contractor/Supplier Safety Award	– Spackman & Kentwell Roofing Metaland, Wollongong.

All winners donated prize-winning monies to their nominated charities.



OneSteel Duragal products used in the construction of environmentally friendly homes.

Environment

OneSteel has implemented an environment management system which utilises the ISO 14001 standard as the principal guideline for achievement. A review of considered selected sites as well as business and corporate head office systems was undertaken against this standard to establish a benchmark for measurement. It is intended to progressively improve OneSteel's overall position against this benchmark over the next two years.

A status review is planned to be conducted on the Market Mills and Distribution businesses by an external body in 2002. Whyalla Steelworks has set an internal target to seek ISO 14001 certification in the 2001/02 financial year.

ENVIRONMENTAL PERFORMANCE

Against regulatory licences and agreements, five minor breaches were recorded. These did not result in any penalty action by the regulatory bodies. The cause for the breaches were investigated and corrective and preventative actions were put in place as appropriate.

During the year there were no incidents that had an internal severity rating of moderate or above. Only one minor incident resulted in regulatory body penalty action. Under Victorian legislation, OneSteel's Geelong Wire Mill incurred a small fine of $5,000 for a minor incident involving the spillage of sulphuric acid at the Acid Recovery Plant. The size of the fine took into account the good environmental performance history of the site, the insignificant observable impact and the remedial action taken.

ENVIRONMENTAL ACTIVITIES DURING THE YEAR

OneSteel's Rod and Bar Mill operations in Newcastle occupies land that was formerly part of the BHP Newcastle Steelworks site. The site is currently being examined by OneSteel, for contaminants that are present on the site following a recent declaration by the New South Wales Environment and Protection Authority (EPA) that the site is an "investigation area".

The examination is well underway and will define the need for, and extent of, any management or remedial actions required. Financial provisions have been made for these investigations and remedial options.

OneSteel's Sydney Steel Mill recently undertook a Health Risk Assessment examining the impact, if any, of dioxin emissions from the baghouse stack associated with the steel production process.

ENVIRONMENTAL POLICY

It is OneSteel's policy to achieve a high standard of environmental care by complying with current legislation and seeking continuous improvement in performance by taking account of evolving scientific knowledge and community expectations.

Specifically, it is OneSteel's policy to:

- **comply with all applicable laws, regulations and standards; uphold the spirit of the law; and where laws do not adequately protect the environment, apply standards that minimise any adverse environmental impacts resulting from its operations, products and services;**
- **communicate with government and the community on environmental issues, and contribute to the development of policies, legislation and regulations that may affect OneSteel;**
- **ensure that its employees and suppliers of goods and services are informed about this policy and aware of their environmental responsibilities in relation to OneSteel's business;**
- **ensure that it has management systems to identify, control and monitor environmental risks arising from its operations.**

The results of the Health Risk Assessment have been extensively discussed with the NSW EPA and Blacktown City Council, and presented to the local Community consultation forum. Despite the risk to the Community being considered low, OneSteel is developing a program to improve the performance in this area in consultation with the NSW EPA.

The Whyalla Steelworks Pellet Plant operates at around the "world best practice" guideline level for dioxin concentrations in stack emissions as a result of significant past capital expenditure on the gas cleaning system.

Marine discharges at Whyalla Steelworks continue to be reduced, with the agreed reduction targets set by the South Australian EPA being achieved. Dust reduction targets for the Whyalla Steelworks have been set in conjunction with the South Australian EPA and significant management effort and capital expenditure has been allocated to meet these targets.

ENVIRONMENTAL EXPENDITURE

Significant capital expenditure of approximately $18 million has been authorised during the year for several projects. These include the reduction of fugitive dust emissions from the Whyalla Steelworks Pellet Plant, the construction of a Blast Furnace Scrubber Water Treatment Plant and the installation of a new coating process for fence posts at Newcastle, primarily to eliminate the use of tar and associated air and odour emissions.

OTHER ENVIRONMENTAL-RELATED ISSUES

OneSteel is monitoring international developments in the area of greenhouse gas emissions. OneSteel produces estimates of the level of its greenhouse emissions on an annual basis. The 1999/2000 greenhouse emission was approximately 3.2 million tonnes of CO_2 equivalent gas, of which approximately 2.6 million tonnes was associated with Whyalla Steelworks. A similar level of greenhouse emissions is expected for the 2000/01 year once analysis is completed.

COMMUNITY CONSULTATION

OneSteel has regular community contact at its steelmaking facilities sites, the Whyalla Steelworks and the Sydney Steel Mill. This contact includes both residents and local council members meeting on a periodic basis to discuss environmental issues concerning the sites. These forums provide valuable feedback to OneSteel on community attitudes as well as an opportunity to discuss issues and their management in the context of the day-to-day operations of the facilities.



ENVIRONMENT: National Awards for Excellence – Greening Australia – Tasmania FIST Project – July 2001
Photo (left to right) – David Millwood (Landholder); Chris Brown-Price (OneSteel); Fran Sugden General Manager (Green Aust Tasmania Branch); Sebastian Burgess Project Manager (Greening Australia Tasmania)

OneSteel was one of two companies recognised as a State Winner in The Prime Minister's Awards for Excellence in Community Business Partnerships. Senator Jocelyn Newman presented the award certificates on behalf of The Hon John Howard, PM. Through OneSteel's relationship with Greening Australia (Tasmania) Inc, the Fencing Incentive Scheme-Tasmania (FIST) project encourages landholders to protect areas of native vegetation. OneSteel provides additional fencing advice to further extend the project and sponsors Greening Australia Tasmania with a percentage of product sales which relate directly to the program.

Community



OneSteel recognises the importance of being involved in communities within which we operate. With large manufacturing operations in Sydney, Newcastle and Whyalla, and over 200 distribution outlets around Australia, OneSteel plays in integral role in local communities and is committed in its support of local charities and community-based activities around Australia.

In the Hunter region, where OneSteel has substantial manufacturing facilities, OneSteel has become involved in community activities that include the Men's Health for Life Campaign, the Hunter Medical Research Institute, The Salvation Army and The Smith Family.

The Men's Health for Life Campaign is particularly significant as it relates directly to OneSteel's core value of safety. OneSteel has joined forces with Hunter Health to improve the health of men in the region. OneSteel will support Hunter Health in a 12 month awareness-raising campaign, aimed at encouraging men to look after their health and visit their general practitioner.

In Whyalla, where OneSteel's steelworks operations are based, the impact on the local community of the OneSteel's operations is significant. As a result OneSteel supports a wide range of activities such as the Proclamation Day Concert, OneSteel Youth Art Awards (Whyalla Art Festival), university scholarships for disadvantaged students, as well as many local sporting, charity and community groups.

The Distribution business has over 200 outlets throughout Australia and as such supports very localised community activities such as the HMAS Sydney Two Memorial Project in Geraldton, the SES at Port Melbourne and the Horsham Arts Council to name a few.

Furthermore, as part of OneSteel's Safety Excellence Awards program, winners under each of the major categories are provided with $2,000 to donate to their nominated charity. This year donations were made to the Illawarra School for Children with Autism, Heartbeat Intensive Care Unit in Whyalla, Children's Chest Clinic at the Sydney Children's Hospital and the Hospice Unit of Mater Hospital in Newcastle.

Technology

The Whyalla Billet Caster continued the grade development and product accreditation process as part of the original commissioning plan. Whyalla is now capable of producing more than 80 steel grades, including complex engineering steels. Whyalla is the only site in Australia capable of producing many of these grades.

Ore recovery targets from the three mines in the South Middleback Ranges continued to be met, thereby maintaining the mine life and ore reserve predictions set out in the Statistical Summary on the inside back cover.

OneSteel continues to evaluate new technologies to simplify and reduce costs for iron production in Whyalla.

Sydney Steel Mill Melt Shop Furnace was upgraded to reduce electricity consumption and improve productivity.



TECHNOLOGY: Market Mills, Technical Exchange – Wire

A three-year Technology Agreement has been entered into with NV Bekaert SA, the world's leading wire company, headquartered in Belgium. Agreement has been reached with NV Bekaert SA, to be OneSteel's agent for coated low carbon wires in South East and North Asia. The Agreement provides for technology sharing and for the exchange of benchmarking information. OneSteel shall act as NV Bekaert SA's distributor for a limited range of wire product in Australia. Technology exchange is also continuing with Bridon under an agreement entered into in 2000. Bridon is the world leader in wire rope and strand and is headquartered in the UK.

Product development continued with the expansion of colour wire and heavy galvanised production capability and the conversion of the Geelong Wire Mill to 100% mechanical descaling to reduce costs and improve environmental performance.

OneSteel reinforcing continued to promote its technological advantage in the market place by product development and by the availability of product use information.

In addition to substantial internal expenditure, OneSteel spent in excess of $2.7 million on external research and development, mainly through various university-based research and development activities.

For OneSteel Information Systems, the past year has been one of consolidation and integration. Key initiatives have been the implementation of a single OneSteel data and electronic communications environment, and establishing a new OneSteel presence on the Internet.

Expansion of electronic commerce trading with our customers continued, with Internet-based initiatives such as our Business Partner Access (BPA) and EzyCommerce systems continuing to provide value adding services for OneSteel customers to access technical data and other information.



Board of Directors

P J (Peter) Smedley
Chairman
Age 58.

Appointed a director and Chairman in October 2000. Managing Director and Chief Executive Officer of Mayne Nickless. Previous roles included Managing Director and Chief Executive Officer of the Colonial Group, Chairman of the State Bank of New South Wales and an executive director of Shell Australia.

R L (Bob) Every
Age 56.

Appointed a director in July 2000. Managing Director and Chief Executive Officer of OneSteel, and Chairman of Steel and Tube Holdings. Previous roles included President of BHP Steel, Managing Director of Tubemakers of Australia and Managing Director of Steel and Tube Holdings.

E J (Eileen) Doyle
Age 46.

Appointed a director in October 2000. Chairman of Port Waratah Coal Services, a director of Austrade and Global Modular Housing, and Conjoint Professor, Graduate School of Business, University of Newcastle. Previous roles included senior management positions with CSR Timber Products, BHP Steel and Hunter Water Corporation.

C R (Colin) Galbraith
Age 53.

Appointed a director in October 2000. Partner at law firm Allens Arthur Robinson, specialising in commercial law. Director of Commonwealth Bank of Australia and previously a director of Colonial Group.

D E (David) Meiklejohn
Age 59.

Appointed a director in October 2000. Chairman of PaperlinX and a director of UBS Warburg Australia Sector Funds. Previous roles include Chief Financial Officer of Amcor, Chairman of Kimberly-Clark Australia and a director of Amcor, Colonial Group and Treasury Corporation of Victoria.

D A (Dean) Pritchard
Age 56

Appointed a director in October 2000. Chairman of ICS Global and a director of Rail Infrastructure Corporation. Previously Chief Executive Officer of Baulderstone Hornibrook.

N J (Neville) Roach, AO
Age 62

Appointed a director in October 2000. Chairman of Fujitsu Australia and Deputy Chairman of Special Broadcasting Service (SBS). Previously Chief Executive Officer of Fujitsu Australia.

Corporate Governance

On 23 October 2000, OneSteel Limited was spun-out from BHP Limited and listed on the Australian Stock Exchange. In the period leading up to that date, the Board-elect of OneSteel developed a set of principles for the corporate governance of the Company and the Board committee structure after spin-out. This statement outlines the corporate governance practices in place at the date of this Annual Review.

BOARD OF DIRECTORS AND ITS COMMITTEES

The primary role of the Board is the protection and enhancement of shareholder value. The Board has the responsibility for corporate governance of the Company. It oversees the business and affairs of the Company, establishes the strategies and financial objectives with management and monitors the performance of management directly and through Board committees. The Board Committees are:

- Governance and Remuneration;
- Audit and Compliance; and
- Occupational Health, Safety and Environment.

Ad hoc committees are established from time to time to deal with matters arising. All committees have clear mandates and operating procedures, which are reviewed on a regular basis. The committees operate principally in a review or advisory capacity, except in cases where particular powers are specifically conferred on a committee by the Board.

The Board has established a framework for the management of the consolidated entity, including a system of internal control and business risk management and appropriate ethical standards.

COMPOSITION OF THE BOARD AND ITS COMMITTEES

The composition of the Board is determined using the following principles:

- The Board should comprise not less than three, or more than ten directors to comply with the company's Constitution. There are currently seven directors and this number would be increased if it was felt that additional expertise was required in specific areas, or if an outstanding candidate was identified;
- The Chairman of the Board should be an independent non-executive director;
- The Board should comprise a majority of non-executive independent directors; and
- The Board should comprise directors with a broad range of expertise.

Of the seven directors on the Board at the date of this statement, six are non-executive directors including the Chairman. All non-executive directors are independent and have no business or other relationships which could compromise their independence. Where a potential conflict of interest arises, appropriate action will be taken by the Chairman and the relevant director to resolve that conflict. Directors keep the Board advised of any interest that could potentially create conflict with those of the company.

Other than the Managing Director, all directors are subject to re-election by rotation every three years and must retire at the annual general meeting following their 72nd birthday in accordance with the Corporations Law.

Details of directors of the company in office at the date of this statement and their Board Committee memberships are set out below.

BOARD AND COMMITTEE MEETINGS

The Board has met monthly and on other occasions as required. The agenda for meetings is prepared in conjunction with the Chairman and the Managing Director and submissions are circulated in advance. The Board reviews the company's performance and considers other important matters such as strategic issues, plans, major investment decisions, human resources matters, governance and compliance, and significant management presentations. Executives are regularly involved in Board discussion and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board Committees meet as required, although the Audit and Compliance Committee and the Occupational Health, Safety and Environment Committee have regular quarterly meetings. The matters dealt with by the Committees are set out below.

GOVERNANCE AND REMUNERATION COMMITTEE

The role of the Governance and Remuneration Committee is set out in a charter which has been approved by the Board. The responsibilities of the

Director	Board Membership		Committee Membership		
			Governance & Remuneration	Audit & Compliance	Occupational Health, Safety & Environment
P J Smedley	Non-executive	Chairman	Chairman		
R L Every	Executive	Managing Director			
E J Doyle	Non-executive			Member	Member
C R Galbraith	Non-executive		Member	Member	
D E Meiklejohn	Non-executive		Member	Chairman	
D A Pritchard	Non-executive			Member	Chairman
N R Roach	Non-executive		Member		Member

Committee are to:

- review the corporate governance procedures of the Company;
- recommend new nominees for membership of the Board;
- review the remuneration of non-executive directors and recommend any changes to the Board;
- advise the Board on remuneration policies and practices relating to employees;
- make specific recommendations to the Board on remuneration packages and policies applicable to senior management;
- advise the Board in relation to share-option plans, incentive performance packages and succession planning;
- review processes relating to the identification and development of key high potential employees; and
- ensure adequate succession planning is in place.

Remuneration levels are set competitively to attract the most qualified and experienced senior executives. The Committee also considers independent advice on appropriate remuneration packages.

The Managing Director and relevant senior staff are invited to Governance and Remuneration Committee meetings at the discretion of the Committee.

AUDIT AND COMPLIANCE COMMITTEE

The role of the Audit and Compliance Committee is set out in a charter which has been approved by the Board. The role of the Committee is to advise on the establishment and maintenance of a framework of internal control and compliance reporting for the management of the company. The responsibilities of the Committee are to:

- review the financial reports prior to the external release;
- monitor the activities of the internal audit function;
- review internal and external audit reports to ensure that where significant deficiencies in controls or procedures have been identified, management takes prompt remedial action;
- liaise with external auditors to ensure that the annual and half-yearly audits are conducted effectively;
- monitor the establishment of an appropriate internal control framework;
- review major capital project post audits;
- monitor funding commitments and availability;
- assess and review business risk; and
- review major non-financial regulatory matters through the use of a compliance monitoring regime covering the following areas of exposure:
  - asset protection;
  - trade practices;
  - discrimination and harassment;
  - conflict of interest; and
  - ethical standards.

The Managing Director, relevant senior staff and the internal and external auditors are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

OCCUPATIONAL HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

The role of the Occupational Health, Safety and Environment Committee is set out in a charter which has been approved by the Board. The responsibilities of the Committee, which relate to occupational health, safety and the environment, are to:

- review all significant policies and changes thereto and, where appropriate, recommend them to the Board;
- monitor and report to the Board as appropriate on adequacy of management systems;
- monitor and report to the Board as appropriate on the adequacy of performance and compliance;
- ensure adequate internal and external audit coverage for all major risks and report to the Board on any issues arising from this coverage, in particular the management of environmental risks and post-divestment liabilities; and
- report to the Board as appropriate on any other significant health, safety and environment issues.

The Managing Director and relevant senior staff are invited to Committee meetings at the discretion of the Committee.

RISK MANAGEMENT

The Audit and Compliance Committee provides advice to the Board and reports on the status of business risks to the consolidated entity through integrated risk management programs aimed at ensuring risks are identified, assessed and appropriately managed. Major business risks arise from such matters as actions by competitors, technological developments, litigation or potential litigation, government policy changes, interest rate movements, the impact of exchange rate movements on the price of raw materials and sales, difficulties in sourcing raw materials, and purchase, development and use of information systems.

The consolidated entity's risk management policies and procedures cover areas such as the environment, occupational health and safety, property, financial reporting and internal controls. Except for financial reporting which is handled centrally, each business operational unit is responsible and accountable for implementing and managing the standards required by the risk management programs.

Comprehensive practices are established such that:

- management systems are monitored and reviewed to achieve high standards of performance and compliance in areas such as the occupational health and safety and environment;
- capital expenditure and revenue commitments above a certain size obtain prior Board approval;
- financial exposures are controlled, including the use of derivatives; and
- business transactions are properly authorised and executed.

The internal audit function is outsourced to KPMG. The internal audit program is aimed at identifying key strategic operational and financial high risk areas. Priority areas for review are decided on the basis of this information.

DEALING IN COMPANY SHARES

Current shareholdings of directors are shown on page 33. Directors and senior management are precluded from trading in OneSteel shares at any time if they are aware of price sensitive information that has not been made public. Subject to that overriding rule, company policy permits directors and senior management to deal in company shares in the four week periods from the:

- date of the company's annual general meeting;
- release of the half yearly announcement to ASX;
- release of the yearly announcement to ASX; or
- release of a disclosure document offering equity securities in the company.

Directors and senior management are cautioned of the ruling regarding buying or selling OneSteel shares at any time if they are aware of price sensitive information that has not been made public.

Directors and senior management may also acquire shares on the market under company share plans. The amount to be invested by directors must be specified at least six months ahead. The amount is invested in equal monthly instalments with payment being made by way of deduction from the participant's remuneration. The plans are administered by an independent trustee.

Executive directors have entitlements to shares and options under the Executive Directors' Long Term Incentive Plan, subject to performance hurdles being met.

DIRECTORS' REMUNERATION

Directors' remuneration was put in place by BHP as the company's shareholder prior to spin-out. Details were set out in the Scheme Booklet circulated to shareholders.

The OneSteel Constitution provides that the annual remuneration paid to each of the non executive directors for their services as directors, when added together, should not exceed a combined total amount of $1 million.

Non-executive directors are also entitled to a retiring allowance on retirement, or death in office, based on the average annual emoluments of the director over the three years preceding retirement. After three years service, the allowance is three times the average annual emoluments, rising proportionally to five times after 10 years service. There is a pro rata allowance for less than three years service. The amount payable is reduced by any benefit the director is entitled to receive from a complying superannuation fund by virtue of payments made to that fund by the company.

ACCESS TO INDEPENDENT PROFESSIONAL ADVICE

For the purposes of the proper performance of their duties relating to the company, directors are entitled to obtain independent professional advice at the company's expense following approval by the Chairman. The advice is treated as advice to the Board.

ETHICAL STANDARDS

The directors embrace the need for and continued maintenance of the highest standards of ethical conduct by all directors and employees of the consolidated entity. The Board has adopted a code of business conduct which formalises the obligation of individuals to act within the law and act honestly and ethically in all business activities. This code of conduct is reviewed by the Governance and Remuneration Committee and is distributed to all business units to ensure staff are familiar with its contents.

COMMUNICATIONS TO SHAREHOLDERS

The Board aims to ensure that shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is provided to shareholders through formal disclosures to the Australian Stock Exchange (ASX), as well as through the Annual Review.

The company maintains an Internet site (www.onesteel.com) which has copies of statements to the ASX and the Annual Review, as well as general information on the company and its activities. Key presentations given by company personnel to investors and institutions are also lodged concurrently, or beforehand, with the ASX.

The Annual General Meeting provides an important opportunity for shareholders to express views and respond to Board proposals.

DIRECTORS

The following directors of OneSteel Limited ("the company") were appointed since 30 June 2000 and held office at the date of this report:

P J Smedley	23 October 2000
R L Every	13 July 2000
E J Doyle	23 October 2000
C R Galbraith	23 October 2000
D E Meiklejohn	23 October 2000
D A Pritchard	23 October 2000
N J Roach	23 October 2000

Mr B L Carrasco resigned as a director on 18 June 2001 in anticipation of his retirement as Chief Financial Officer.

The following directors also resigned since 30 June 2000 having held office by virtue of their employment prior to spin-out from BHP Limited:

G M Day	13 July 2000
C R Keast	13 July 2000
M E Hedges	23 October 2000.

Details of the qualifications, experience and responsibilities of directors are set out on page 26 of the Annual Review.

PRINCIPAL ACTIVITIES

The principal activities of the company and its controlled entities (together "the OneSteel Group") are set out on pages 1 to 29 of the Annual Review. The company was listed on the Australian Stock Exchange on 23 October 2000 following the spin-out of the OneSteel Group from BHP Limited. There were no significant changes in the nature of the principal activities of the OneSteel Group during the year under review.

REVIEW OF OPERATIONS

A review of the operations of the OneSteel Group during the financial year and the results of those operations is contained in pages 1 to 29 of the Annual Review.

DIVIDENDS

Dividends paid or declared by the company since the end of the previous financial year were:

	$ m
Interim dividend 3 cents per share paid on 26 April 2001 100% franked at a 34% tax rate on fully paid shares	13.7
Final dividend 3 cents per share payable on 18 October 2001 100% franked at a 30% tax rate on fully paid shares	13.8

STATE OF AFFAIRS

There were no significant changes in the state of affairs of the OneSteel Group that occurred during the financial year ended 30 June 2001 other than those arising from the following:

- the spin-out from BHP Limited that became effective on 23 October 2000 following approval by BHP shareholders of the scheme of arrangement set out in the BHP Scheme Booklet dated 31 August 2000; and
- the takeover of Email Limited in a joint bid with Smorgon Distribution Limited which resulted in the acquisition by the OneSteel Group of certain assets of Email on 30 April 2001 and the provision of a loan to Smorgon that will be repaid as unwanted assets of Email are divested.

Commentary on the overall state of affairs of the OneSteel Group is set out on pages 1 to 29 of the Annual Review.

ENVIRONMENTAL REGULATION

The OneSteel Group is subject to significant environmental regulation in respect of its mining and manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal, independent external and government agency audits and site inspections. The environment report is set out on pages 23 and 24 of the Annual Review.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Since 30 June 2001 and to the date of this report, no matter or circumstance has arisen that has significantly affected or may significantly affect:

- the OneSteel Group's operations in future financial years; or
- the results of those operations in future years; or
- the OneSteel Group's state of affairs in future financial years.

FUTURE DEVELOPMENTS

Certain likely developments in the operations of the consolidated entity known to the date of this report have been covered generally within the Annual Review. In the opinion of the directors, any further disclosure of information would be likely to result in unreasonable prejudice to the OneSteel Group.

DIRECTORS' MEETINGS

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

	Board of Directors		Governance & Remuneration Committee		Audit & Compliance Committee		Occupational Health, Safety & Environment Committee	
	A	B	A	B	A	B	A	B
Directors at 30 June 2001								
P J Smedley	10	10	2	2				
R L Every	17	13[1]						
E J Doyle	10	10			3	3	3	3
C R Galbraith	10	10	2	2	3	3		
D E Meiklejohn	10	9	2	2	3	3		
D A Pritchard	10	9			3	3	3	3
N J Roach	10	10	2	2			3	3
Former directors								
B L Carrasco	17	16						
G M Day	1	1						
C R Keast	1	–						
M E Hedges	8	4						

A – Reflects the number of meetings held during the time the director held office during the year.
B – Number of meetings attended.

[1] Dr Every did not attend four meetings held prior to the "spin-out" of the company from BHP Limited. These meetings dealt with routine matters relating to the spin-out.

The roles of the committees are described on page 27 to 29 of the Annual Review.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Board's Governance and Remuneration Committee is responsible for reviewing remuneration policies and practices, including compensation and arrangements for executive directors and senior management, the company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. This role also includes responsibility for the company's share and option plans. Executive and senior management performance review and succession planning are matters referred to and considered by the Committee. The Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Executive directors and senior executives may receive incentives based on the achievement of specific goals related to the performance of the consolidated entity. Non-executive directors do not receive any performance-based remuneration.

Details of remuneration paid (in dollars) to directors and the most highly remunerated officers are:

Directors	Base Salary	Fees	Other Benefits	Incentives	Super Contribution	Retirement Benefits	Total
P J Smedley (1)		172,715			13,825		186,540
R L Every (1)	1,110,051		29,321	290,137	163,177		1,592,686
E J Doyle (1)		55,269			4,422		59,691
C R Galbraith (1)		55,269			4,422		59,691
D E Meiklejohn (1)		55,269			4,422		59,691
D A Pritchard (1)		55,269			4,422		59,691
N J Roach (1)		55,269			4,422		59,691
B L Carrasco (2)	419,506		8,451	73,389	61,667		563,013
G M Day (2)	4,136		1,378		608		6,122
C R Keast (2)	5,629		1,358		827		7,814
M E Hedges (2)	52,425		40,795		7,706		100,926
Total	1,591,747	449,060	81,303	363,526	269,920		2,755,556

Officers (3)	Base Salary	Fees	Other Benefits	Incentives	Super Contribution	Termination Benefits	Total
P L Muller (4)	331,591		12,166	18,400	48,743	964,743	1,375,643
R J Moore (4)	307,461		48,415	52,420	45,197	596,936	1,050,429
G J Plummer	256,002		50,935	66,300	37,632		410,869
L J Selleck	240,780		15,903	62,600	35,394		354,677
W J Gately	190,008		15,752	33,200	27,931		266,891
Total	1,325,842		143,171	232,920	194,897	1,561,679	3,458,509

(1) Appointed during year.

(2) Resigned during year.

(3) All officers were employed by subsidiaries of OneSteel Limited. Total remuneration paid to the following officers exceeded the total paid to each of the continuing executives shown in the table by virtue of benefits paid on the termination of their contracts:
P F Greatrex $885,463
M Clements $751,329
J C Dulhunty $750,614
P Keating $697,353

(4) Contracts terminated during year; termination benefits include annual leave and long service leave entitlements.

OPTIONS

During the financial year, the Company granted performance rights to shares and options over unissued ordinary shares to the following executive directors and the five most highly remunerated officers as part of their remuneration:

	Number of Rights Granted	Number of Options Granted	Exercise Price for Options
R L Every	1,847,052	2,462,735	92.58 cents
B L Carrasco	704,796	939,728	92.58 cents
P L Muller	135,645	180,860	92.58 cents
R J Moore	125,209	166,945	92.58 cents
G J Plummer	105,315	140,420	92.58 cents
L J Selleck	93,163	124,217	92.58 cents
W J Gately	76,961	102,614	92.58 cents

All performance rights and options were granted during the financial year. No rights and options have been granted since the end of the financial year.

The performance rights to shares and the options to shares were granted in accordance with the executive long term incentive share and option offer outlined in the scheme of arrangement approved by BHP Limited shareholders for the spin-out of the Company. One ordinary share in the Company may be obtained for each performance right and for each option from 16 December 2003, or on earlier termination in special circumstances, subject to the company achieving specific performance hurdles. The options have a maximum life of nine years.

The issue price for each right was 92.58 cents, the same as the exercise price for each option. The price was calculated based on the weighted average price of OneSteel shares traded on the Australian Stock Exchange over the five days ended 29 November 2000.

The performance hurdles relate to two comparative groups (the Australian Consumer Price Index plus 5%, and the ASX All Industrials Accumulation Index excluding banks, media and telecommunications) which are measured against OneSteel's performance in terms of total shareholder return. Due to the nature of the performance hurdles and the short period that the company has been in operation, the value of these rights and options is considered to be indeterminable.

At the date of this report, there were available under the scheme 5,330,162 options at an exercise price of 92.58 cents and 241,298 options at an exercise price of 88.48 cents, the latter arising from an issue on 9 April 2001 to a new officer. The options do not entitle the holder to participate in any share issue of the company. During, or since the end of, the financial year, the company has not issued shares as a result of the exercise of options.

DIRECTORS' INTERESTS

The relevant interest of each director in the shares, options or other instruments of the company and related bodies corporate are:

	OneSteel Limited			Steel and Tube Holdings Limited	
	Shares	Rights[1]	Options[1]	Shares	Options
P J Smedley	100,000				
R L Every	102,793	1,847,052	2,462,735	6,000	
E J Doyle	21,858				
C R Galbraith	10,929				
D E Meiklejohn	10,000				
D A Pritchard	–				
N J Roach	10,836				

[1] Refer details of rights and options above.

INTERESTS OF NON-EXECUTIVE DIRECTORS IN CONTRACTS OR PROPOSED CONTRACTS WITH THE COMPANY

Directors of the company have entered into agreements with the company for the payment of retiring allowances on retirement as a director. Agreements for the provision of benefits to directors on retirement are made under the provisions of OneSteel's Constitution. In addition, directors of the company have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on page 26 of the Annual Review.

The OneSteel Group had normal business transactions with directors (or director-related entities) of the company during the year, including payments to Allens Arthur Robinson, solicitors, of which firm Mr C R Galbraith is a partner, in respect of legal costs and advice amounting to $1,640,012. Normal 30-day settlement terms applied and the amount payable at balance date was $84,482.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The company has agreements with each of the directors of the company in office at the date of this report, and certain former directors, indemnifying these officers against liabilities to any person other than the company or a related body corporate that may arise from their acting as officers of the company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contract.

ROUNDING OF AMOUNTS

The company is of the kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998 and in accordance with that class order, amounts in the financial report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Signed in Sydney this 21st day of August 2001 in accordance with a resolution of directors:



P J Smedley
Chairman



R L Every
Managing Director

Discussion of Pro-forma Results

PRO-FORMA MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS

These numbers have been prepared on a pro-forma basis as the statutory accounts do not include the trading of all of the OneSteel Group for the full 12-month period. The purchase of assets and companies by OneSteel were completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets (including the Whyalla Steelworks inventories and receivables) and operations of all businesses were part of the OneSteel Group from 1 July 2000. Funding costs have also been calculated on the basis that OneSteel was consistently geared from 1 July 2000.

All numbers for the 12 months to 30 June 2001 (including segment information), have been prepared using this pro-forma basis. *Statutory accounts are available from the Australian Stock Exchange or from OneSteel's Internet site at www.onesteel.com.*

Wherever available, comparative figures for the previous period have been prepared on the same basis. However, the pro forma balance sheet as at 30 June 2000, is not strictly comparable but the differences are not considered to be material.

Operating net profit after tax and minorities was $23.6 million for the full 12 months ended 30 June 2001, or 5.1 cents earnings per share. After allowing for the after-tax charge of $51.5 million, an after-tax loss of $27.9 million was recorded. As this was the first recorded after tax result for OneSteel there is no comparison for the corresponding period in 2000.

Operating earnings before interest and tax (EBIT) was down 33.4% to $103.4 million, on a 10.9% decrease in sales to $2,637.7 million. On a post-restructuring basis EBIT was down 75.7% to $37.7 million.

Australian Distribution sales revenue was down 11.1% to $1,245 million while EBIT was down 34.3% to $44 million. Total tonnes of steel dispatched externally decreased by 18.5%, reflecting lower demand in the construction and related sectors. Due to a combination of change in product mix and selected prices increases, the price per tonne achieved in Distribution increased.

Following the joint takeover of Email at the end of February 2001, OneSteel purchased the relevant metals businesses from Email at the end of April. Trading for these businesses has been included in the OneSteel results for the months of May and June and a management fee has been accrued in relation to the management of OneSteel's Email metals businesses for March and April and the residual businesses from March to June. The full year revenue impact of Email will be additional revenue of up to $300 million per annum.

Manufacturing sales revenue decreased 10.9% to $1,555.8 million while EBIT on a pre-restructuring basis decreased by 27.8% to $62.2 million. On a post-restructuring basis, EBIT declined by 101% to a loss of $0.9 million. Total tonnes dispatched externally decreased by 21.6%, reflecting the slowdown in trading activity and the move away from low value exports. Domestic tonnes dispatched decreased by 16.6%. The majority of the $65.7 million pre-tax restructuring charge was taken in the Manufacturing business segment.

International Distribution sales revenue was up slightly on the prior financial year by 2.4% to $312.2 million while EBIT was down by 2.2% to $22.5 million. In New Zealand dollar terms, after-tax profit increased by 11.6% to NZ$14.88 million on a 4.0% sales increase to NZ$389.95 million. Steel and Tube Holdings Limited in New Zealand, improved its performance mainly as a result of the steel distribution business while performance from AJ Forsyth in Canada was below that achieved last year.

Restructuring activity for the 12 months to June was considerable. A total of $50.5 million in costs were taken out of the businesses through redundancies, rationalisation of product lines and more focused management of OneSteel's manufacturing facilities. Furthermore, revenue enhancements provided $15.1 million in positive contribution. The combined impact of cost reductions and revenue enhancements were not enough to fully offset the impact of the decline in sales.

In May 2001, OneSteel announced a series of further measures to protect the delivery of future earnings. They include the closure of OneSteel's Brisbane Bar Mill, the outsourcing of the Whyalla Steelworks Laboratory and the acceleration of other elements of OneSteel's restructuring program. The total charge for the restructuring at the EBIT level is $65.7 million and $51.5 million on an after-tax basis. This initiative will provide a full-year benefit of $13.7 million to EBIT by year 2002/03.

Staffing levels have marginally increased by 1.5% to 7,379, reflecting the acquisition of Email Metals 613 staff. Excluding Email staff, the underlying staff number decreased by 7.0% to 6,766.

Operating cash flow over the 12 months to 30 June 2001 was $170.1 million which was greater than forecast. The strong result reflects the decision to manage the business for cash in the second half of the year in response to declining market conditions. Of the $170.1 million, $135 million was generated in the second six months.

Capital and investment expenditure for the period was $108.4 million. This represents $42.7 million of underlying capital expenditure after excluding investments and purchase of businesses, which is in line with OneSteel's strategy of keeping capital expenditure at levels below depreciation and amortisation.

OneSteel's **financial gearing** continues to decline with the net debt, to net debt plus equity ratio as at 30 June 2001, decreasing from 42.4% to 40.6%, even after allowing for the Email acquisition. This has been as a result of lower capital expenditure combined with the second half cash generation strategy. As a guide, it is OneSteel's objective to maintain its gearing in a range around 30% to 40% on a net debt, to net debt plus equity basis through the trading cycle. At times, it will move above this level when growth opportunities arise.

Funds employed decreased by 7.0% over the period to $1,878.6 million, reflecting a significant decline in OneSteel inventories.

Inventories for the period decreased by 11.1% to $540.3 million, which includes $38.7 million of inventory associated with the Email acquisition. The decrease in inventories was achieved in the second half of the year from when inventories were at a peak of $646.4 million at the end of December, and were reduced to $501.6 million (excluding Email), a decrease of 22.4% or $144.8 million.

The Final dividend was declared at 3.0 cents per share, which when added to the Interim dividend provided 6.0 cents fully franked for the year, resulting in a payout ratio of 116.5% of profit on a pre-restructuring charge basis. A **dividend reinvestment** plan exists which provides the facility for shareholders in Australia and New Zealand to reinvest their dividends in OneSteel shares at a price calculated on the weighted average market price during the five trading days before and including the record date for the relevant dividend. The record date for the Final dividend will be Friday, 21 September 2001. The dividend will be paid on 18 October, 2001.

Pro-forma Results

	12 months to 30 June ($m) 2001	2000	% Change
Profit & Loss Summary			
Revenue	2,779.2	2,976.5	-6.6
Cost of Sales	(2,597.5)	(2,708.5)	
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	181.7	268.0	-32.2
Depreciation/Amortisation	(144.0)	(112.8)	
Earnings before Interest and Tax (EBIT)	37.7	155.2	-75.8
Interest Expense	(61.8)		
Earnings before Tax (EBT)	(24.1)		
Tax Expense/(Benefit)	(2.1)		
Profit/(Loss) After Tax	**(22.0)**		
OEI in Operating Profit After Tax	(5.9)		
Profit/(Loss) Attributable to OneSteel	(27.9)		

Cash Flow Summary

	June 2001 ($m)
Earnings before Tax	47.5
Depreciation/Amortisation	99.2
Capital & Investment Expenditure	(108.4)
Working Capital Movement	183.2
Income Tax Payments	(39.6)
Asset Sales	116.8
Other	(128.6)
Operating Cash Flows	**170.1**
Dividends Paid	(16.0)
Total Cash Flows	**154.1**

Balance Sheet Summary

	As at 30 June 2001 ($m)	As at 30 June 2000 ($m)
Cash	14.1	16.7
Receivables	561.5	348.1
Inventory	540.3	608.0
Fixed Assets	1,224.2	1,245.2
Other assets	370.7	410.4
Total Assets	**2,710.8**	**2,628.4**
Borrowings	776.5	873.9
Creditors	444.4	275.8
Provisions	373.7	316.2
Total Liabilities	**1,594.6**	**1,465.9**
Net Assets	**1,116.2**	**1,162.5**
Share Capital	995.0	992.4
Outside Equity Interests	52.1	47.2
Retained Profits/Reserves	69.1	122.9
Shareholders' Equity	**1,116.2**	**1,162.5**

Segments

12 Months to 30 June 2001	Revenue 2001 ($m)	Revenue 2000 ($m)	% Ch	EBITDA 2001 ($m)	EBITDA 2000 ($m)	% Ch	EBIT 2001 ($m)	EBIT 2000 ($m)	% Ch	Assets 2001 ($m)	Assets 2000 ($m)	% Ch
Distribution – Australia	1,245.0	1,401.1	(11.1)	70.7	94.2	(24.9)	44.0	67.0	(34.3)	926.4	672.4	37.8
Manufacturing	1,555.8	1,746.2	(10.9)	108.9	163.3	(33.3)	(0.9)	86.1	(101.0)	1,575.9	1,704.9	(7.6)
Distribution – International	312.2	305.0	2.4	29.3	31.0	(5.5)	22.5	23.0	(2.2)	174.0	184.4	(5.6)
Corporate activities	130.7	0.5		(26.4)	(20.5)	28.8	(27.1)	(20.9)	29.7	85.7	144.0	(40.5)
Inter-segment activities	(464.5)	(476.3)	(2.5)	(0.8)	–	–	(0.8)	–		(51.2)	(77.3)	
Total Onesteel Group	**2,779.2**	**2,976.5**	**(6.6)**	**181.7**	**268.0**	**(32.2)**	**37.7**	**155.2**	**(75.7)**	**2,710.8**	**2,628.4**	**3.1**

one
2001 CONCISE FINANCIAL REPORT

The 2001 Concise Financial Report has been derived from OneSteel Limited's 2001 Full Financial Report. The financial statements included in the Concise Financial Report cannot be expected to provide as full an understanding of OneSteel Limited's performance, financial position and investing financing and activities as provided by the 2001 Full Financial Report.

2001 FULL FINANCIAL REPORT

A copy of the OneSteel Limited's 2001 Full Financial Report, together with the Independent Audit Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The Full Financial Report can be requested by telephone, by internet or by e-mail (refer contact details in the Company Directory on page 1).

CONTENTS

Discussion and Analysis of Statutory Results

DISCUSSION AND ANALYSIS

The discussion and analysis is provided to assist readers in understanding the Concise Financial Report. The Concise Financial Report has been derived from the Full Financial Report of OneSteel Limited.

The OneSteel Limited consolidated entity ("the OneSteel Group") consists of OneSteel Limited and its controlled entities. Many of the controlled entities were acquired over the period between June 2000 and October 2000 and the prior year's financial statements are therefore not comparable.

The principal activities of the OneSteel Limited during the financial year comprised:

- Mining of iron ore;
- Production of steel; and
- Manufacturing and distribution of steel products.

OneSteel Limited prepares its consolidated financial statements on the basis of market value and historical cost, applying generally accepted accounting principles.

A statement of significant accounting policies is set out in Note 1 of the notes to the Concise Financial Report.

STATEMENT OF FINANCIAL POSITION

Total assets increased by 60% to $2,710.8 million, due to the acquisition of controlled entities during the year.

Total liabilities increased by 9% to $1,594.6 million. Loans from related parties were replaced by bank loans in preparation for the acquisition of controlled entities.

The contributed equity increased by $935.9 million, reflecting the allotment of OneSteel shares for part consideration of the acquisition of controlled entities and other businesses.

STATEMENT OF FINANCIAL PERFORMANCE

OneSteel Limited consolidated loss from ordinary activities after income tax and before extraordinary items for the financial year was ($22.9 million) against a profit of $36.3 million in the previous year.

The result for the 2001 year was adversely affected by a special restructuring charge of $51.5 million after tax. The restructuring charge comprises a provision for the closure of the Brisbane bar mill, and provisions of other restructuring activities.

Sales Revenue was $2,564.6 million against $893.5 million in the previous period, entirely due to the acquisition of controlled entities during the year.

STATEMENT OF CASH FLOWS

Net operating cash flow from operating activities was $43.5 million, or a 57% reduction from last year, reflecting the new structure of the entity, with increased borrowing costs and income taxes.

Net cash outflow from investing activities, decreased by 15% over the previous year, mainly as a result of the sale of OneSteel investment in Email Limited.

The net cash flow from financing activities decreased by $95.4 million or 13% from the previous year. This was the net result of numerous transactions to set up the new entity in its present form.

DIVIDENDS

The directors have recommended and declared a final fully franked dividend for 2001 of 3.0 cents per share payable on 18 October 2001.

Statement of Financial Position

AT 30 JUNE

	Consolidated 2001 $m	2000 $m
Current Assets		
Cash assets	14.1	20.3
Receivables	432.9	614.5
Other financial assets	128.6	–
Inventories	530.1	326.8
Other	46.2	8.9
Total Current Assets	1,151.9	970.5
Non-Current Assets		
Other financial assets	9.2	9.0
Inventories	10.2	–
Property, plant and equipment	1,224.2	518.3
Intangibles	234.4	167.1
Deferred tax assets	62.1	28.9
Other	18.8	–
Total Non-Current Assets	1,558.9	723.3
Total Assets	2,710.8	1,693.8
Current Liabilities		
Payables	444.4	1,275.0
Interest bearing liabilities	154.8	37.9
Tax liabilities	–	21.6
Other provisions	158.6	60.3
Total Current Liabilities	757.8	1,394.8
Non-Current Liabilities		
Interest bearing liabilities	621.7	3.9
Deferred tax liabilities	136.7	30.2
Other provisions	78.4	36.1
Total Non-Current Liabilities	836.8	70.2
Total Liabilities	1,594.6	1,465.0
Net Assets	**1,116.2**	**228.8**
Equity		
Contributed equity	995.0	59.1
Reserves	1.8	(1.4)
Retained profits	67.3	123.6
Parent entity interest	1,064.1	181.3
Outside equity interests	52.1	47.5
Total Equity	**1,116.2**	**228.8**

The accompanying notes form an integral part of this Statement of Financial Position.

Statement of Financial Performance

FOR THE PERIOD ENDED 30 JUNE

	Note	Consolidated 12 Months to 30 June 2001 $m	Consolidated 13 Months to 30 June 2000 $m
Sales revenue	2	2,564.6	893.5
Cost of sales		2,075.0	758.2
Gross profit		489.6	135.3
Other revenues from ordinary activities		141.0	81.6
Operating expenses excluding borrowing costs		546.7	149.2
Restructuring costs		65.7	–
Borrowing costs		44.1	19.2
Profit/(loss) from ordinary activities before income tax		(25.9)	48.5
Income tax expense/(benefit) relating to ordinary activities		(3.0)	12.2
Net profit/(loss) from ordinary activities after related income tax		(22.9)	36.3
Net profit attributable to outside equity interests		5.9	0.3
Net profit/(loss) attributable to members of the parent entity		(28.8)	36.0
Net exchange difference on translation of financial report of self-sustaining foreign operations		3.2	2.0
Total changes in equity other than those resulting from transactions with owners as owners		(25.6)	38.0
Basic earnings/(loss) per share (cents per share)	4	(8.84)	121.76
Diluted earnings/(loss) per share (cents per share)	4	(8.76)	121.76

The accompanying notes form an integral part of this Statement of Financial Performance.

Statement of Cash Flows

FOR THE PERIOD ENDED 30 JUNE

	Consolidated 12 Months to 30 June 2001 $m	Consolidated 13 Months to 30 June 2000 $m
	Inflows/(outflows)	
Cash flows from operating activities		
Receipts from customers	2,609.2	910.3
Payments to suppliers and employees	(2,414.3)	(787.0)
GST Paid	(59.2)	–
Dividends received	3.0	–
Interest received	3.1	1.2
Interest and other costs of finance paid	(52.4)	(17.8)
Operating cash flows before income tax	89.4	106.7
Income taxes paid	(45.9)	(5.6)
Net operating cash flows	**43.5**	**101.1**
Cash flows from investing activities		
Purchases of property, plant and equipment	(37.9)	(14.8)
Purchases of investments	(0.2)	–
Purchase of controlled entities net of their cash	(121.6)	(855.0)
Purchases of businesses	(519.7)	–
Proceeds from sale of property, plant and equipment	8.2	14.5
Loan to non-related parties	(285.8)	–
Repayment of loan by non-related parties	157.2	–
Proceeds from sale of investments	111.1	46.5
Proceeds from sale of controlled entities net of their cash	2.4	–
Net investing cash flows	**(686.3)**	**(808.8)**
Cash flows from financing activities		
Proceeds from issue of shares	933.3	–
Proceeds from borrowings	1,108.0	38.9
Repayment of borrowings	(377.2)	–
Repayment of loans from related party	(1,725.5)	–
Proceeds from loans to related party	709.6	779.4
Dividends paid	(15.7)	(90.4)
Net financing cash flows	**632.5**	**727.9**
Net increase (decrease) in cash and cash equivalents	**(10.3)**	**20.2**
Cash and cash equivalents at beginning of year	17.4	(2.8)
Effect of exchange rates on cash and cash equivalents	0.2	–
Cash and cash equivalents at end of year	**7.3**	**17.4**

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation

This Concise Financial Report has been derived from the Onesteel Group's general purpose financial statements which have been prepared for the year ended 30 June 2001 in accordance with the requirements of the Corporations Act (2001), Australian Accounting Standards and Urgent Issues Group Consensus Views. It is recommended that this report be read in conjunction with the 30 June 2001 Full Financial Report and any public announcements made by OneSteel Limited and its controlled entities during the year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and the Australian Stock Exchange.

Comparative numbers for the 2000 year are based on a 13 month period from 1 June 1999 to 30 June 2000, following a change in balance date for that year.

Basis of accounting

The financial statements have been prepared in accordance with the historical costs convention and do not take account of changes in either the general purchasing power of the Australian dollar or in the prices of specific assets.

Principles of consolidation

The consolidated entity referred to as the OneSteel Group includes the chief entity, OneSteel Limited ("OneSteel"), and its controlled entities (together "OneSteel Group"). A list of controlled entities is contained in Note 31.

Where the cost of OneSteel's interest in a controlled entity exceeds the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference is brought to account as goodwill which is included in the Statement of Financial Position under the heading of intangibles.

Where the cost of OneSteel's interest in a controlled entity is less than the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, being a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired.

In preparing the financial statements, the effects of all transactions between entities within the OneSteel Group have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

Foreign currency transactions

Transactions

Transactions in foreign currencies are translated at rates of exchange that approximate those applicable at the date of each transaction. Foreign currency amounts payable or receivable arising from these transactions are translated at the rates of exchange applicable at balance date. The effect of hedging is taken to account in the measurement of the relevant transactions. Exchange fluctuations arising from foreign currency transactions and amounts outstanding are taken directly to earnings.

Translation of controlled foreign entities

Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are taken to the foreign currency translation account.

Sales revenue

Sales revenue represents revenue earned from the sale of products or services net of returns, trade allowances and duties. Sales revenue is recognised or accrued at the time of the provision of the product or service.

Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation on ancillary costs incurred in connection with arrangement of borrowings and finance leases. Borrowing costs are expensed as they are incurred except where they relate to the financing of projects under construction where they are capitalised up to the date of commissioning or sale.

Exploration, evaluation and development expenditure

Exploration and evaluation expenditure is charged against earnings as incurred, except in the case of areas of interest where:

- it is expected that the expenditure will be recouped by future exploitation or sale; or
- at balance date, exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves.

In these cases, the expenditure is capitalised. Where the expenditure, together with the relevant development costs are capitalised, the amounts so capitalised are amortised over the period of benefit. Each area of interest is reviewed regularly to determine its economic viability, and to the extent that it is considered that the relevant expenditure will not be recovered, it is written off.

Research expenditure

Expenditure for research is charged against earnings as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

Provision for restoration and rehabilitation

Provision for restoration and rehabilitation is made in the financial statements on a progressive basis for restoration and rehabilitation costs, mainly in areas from which natural resources are extracted.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Estimates are based on current costs and current technology, allowing for potential recoveries (if any), determined on an undiscounted basis encompassing the closure and removal or disposal of facilities, site clean up and rehabilitation. Much of the restoration and rehabilitation work can be done only after the termination of operations, which will generally be many years hence, and accordingly the consideration of work required takes into account current and anticipated legal obligations and industry best practice.

The charge to income is generally determined on a units of production basis so that full provision is made by the end of the assets economic life. Estimates are reassessed annually and the effects of changes are recognised prospectively.

Taxation
The consolidated Statement of Financial Position has been prepared applying the principles of tax effect accounting. The provision for deferred income tax (non-current liability) and the future income tax benefit (non-current asset) represent the tax effect of timing differences which arise from the recognition in the financial statements of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax purposes. Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

Deferred tax balances are carried at the rates that are expected to apply when the balances are settled.

Retirement benefits
The OneSteel Group contributes to defined benefit and defined contribution superannuation plans. Contributions to these funds are charged against income as they become payable.

Classification of assets and liabilities
Assets and liabilities are classified as current and non-current. Current assets are cash or other assets that would in the ordinary course of business be consumed or converted into cash within twelve months. Current liabilities are liabilities that would in the ordinary course of business be due and payable within twelve months.

Non-current assets
Non-current assets are generally accounted for on a historical cost basis. Where necessary, recoverable amounts have been determined having regard to their anticipated net realisable value on sale, or expected net cash flows from operations discounted to present values.

Cash assets
For Statement of Financial Position purposes, cash includes cash on hand, cash at bank and deposits available at immediate or twenty-four hour call with financial institutions. For the purpose of the consolidated Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and borrowings at call.

Other financial assets
Interests in non-subsidiary, non-associated corporations are included in investments at the lower of cost and recoverable amount. Dividend income is brought to account when declared.

Inventories
Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost, which includes fixed and variable overheads, is derived on an absorption costing basis.

Deferred overburden removal costs
Where appropriate, the costs associated with removing overburden from mines are deferred and are generally charged against earnings on a unit of production basis utilising average stripping ratios. Where there is minimal variation in stripping ratios over the life of the operation, deferred costs are amortised on a straight-line basis.

Property, plant and equipment
Valuation in financial statements
Property, plant and equipment are carried at cost and depreciated over their useful economic lives.

Disposals
Disposals are taken to account in operating profit in the period that they are disposed of.

Depreciation of property, plant and equipment
Depreciation is provided on buildings, plant, machinery and other items used in producing revenue, at rates based on the useful life of the asset to the OneSteel Group, on a straight-line basis.

The following table indicates the typical expected economic lives of property, plant and equipment on which the depreciation charges are based:

Buildings:	From 20 to 40 years
Plant and equipment:	From 3 to 30 years
Exploration, evaluation and development expenditures carried forward:	Based on the estimated life of reserves on a unit of production basis
Capitalised leased assets:	Up to 30 years or life of lease, whichever is shorter.

The rates are reviewed and reassessed periodically in the light of technical and economic developments.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

In accordance with the requirements of AASB1041 "Revaluation on Non-Current Assets", land and buildings previously carried at valuation were reverted to a cost basis for measurement. For the purposes of transitioning to a cost basis, the existing revalued carrying amounts at 1 July 2000 were deemed to be their cost.

Leased assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised, and except as described below, rental payments are charged against operating profit in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Intangible assets

Amounts paid for identifiable (patents, trademarks and licences) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight-line basis over the expected periods of benefit. The amortisation period applied for goodwill is twenty years and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits being derived.

Provision for employee entitlements

Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave, long service leave, workers' compensation and vested sick leave. No provision is made for non-vesting sick leave as the anticipated pattern of future sick leave taken indicates that accumulated non-vesting leave will never be paid.

All on-costs, including payroll tax, workers' compensation premiums and fringe benefits tax, are included in the determination of provisions. Vested sick leave, annual leave and the current portion of long service leave and workers' compensation provisions are measured at their nominal amounts.

Financial instruments included in equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the OneSteel Shareholders.

Financial instruments included in liabilities

Loans, debentures and notes payable are recognised when issued at the amount of the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Interest rate swaps are recognised as either an asset or liability, measured by reference to amounts payable or receivable calculated on a proportionate time basis.

Cross currency swaps are recognised as either an asset or liability, measured at the net of the amounts payable and receivable.

Financial instruments included in assets

Trade debtors are initially recorded at the amount of contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less likely. Any provision established is based on a review of all outstanding amounts at balance date.

A specific provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

Bank deposit, bills of exchange, promissory notes, loans, marketable securities and marketable equity securities are carried at cost.

Employee share and option ownership schemes

Certain employees are entitled to participate in share and option ownership schemes. The details of the schemes are described in Note 27. No remuneration expense is recognised in respect of employee shares and options issued.

Rounding of amounts

Amounts in the financial statements have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Derivatives

The OneSteel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and uses derivative financial instruments to hedge these risks. Hedge accounting principles are applied whereby derivatives undertaken for the purpose of hedging are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be recognised in the statement of financial position whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

- deferred and included in the measurement of the anticipated transaction when it occurs; or
- recognised in the Statement of Financial Position at the date of termination where the anticipated transaction is no longer expected to occur.

NOTE 2. SALES REVENUE:

	Consolidated 12 Months to 30 June 2001 $m	Consolidated 13 Months to 30 June 2000 $m
Profit/(loss) from ordinary activities is after crediting the following revenues:		
Sales revenue:		
Product sales	2,562.7	871.5
Rendering of services	1.9	22.0
Total sales revenue	2,564.6	893.5

NOTE 3. DIVIDENDS:

The following dividends have been paid, declared or recommended since the end of the preceding financial year:

	On Ordinary shares $m	Dividend per ordinary share $
Interim fully franked dividend for 2001 paid 26 April 2001	13.7	0.03
Final fully franked dividend for 2001 as recommended and declared by the directors, payable 18 October 2001	13.8	0.03

Dividend Franking

All dividends paid or provided for will be fully franked.

NOTE 4. EARNINGS PER SHARE:

	Consolidated 12 Months to 30 June 2001 cents	Consolidated 13 Months to 30 June 2000 cents
Basis earnings/(loss) per share (cents per share)	(8.84)	121.76
Diluted earnings/(loss) per share (cents per share)	(8.76)	121.76

NOTE 5. SEGMENT INFORMATION:

12 months to 30 June 2001	Revenue from customers outside the consolidated entity $m	Intersegment revenue $m	Total revenue $m	EBIT $m	Segment assets $m
			2001		
Business Segments					
Manufacturing	1,027.6	373.1	1,400.7	(13.6)	1,575.9
Distribution – Australia	1,239.7	5.3	1,245.0	44.0	926.4
Distribution – International	312.2	–	312.2	22.5	174.0
Corporate activities	126.1	5.3	131.4	(27.0)	85.7
Intersegment activities	–	(383.7)	(383.7)	(7.7)	(51.2)
Consolidated	2,705.6	–	2,705.6	18.2	2,710.8

Comparative segment information for 2000 has not been provided as the 2000 results for the consolidated entity included results of only a small part of what constituted the OneSteel Group at the time of the spin out from BHP.

NOTE 6. SUBSEQUENT EVENTS:

Since 30 June 2001 and to the date of this report, no matter or circumstance has arisen that has significantly affected or may significantly affect:

– the consolidated entity's operations in future financial years; or
– the results of those operations in future years; or
– the consolidated entity's state of affairs in future financial years.

Directors' Declaration

The directors of OneSteel Limited declare that the accompanying Concise Financial Report is presented fairly in accordance with applicable Australian Accounting Standards and is consistent with the consolidated entity's 30 June 2001 financial report.

In respect to the 30 June 2001 Concise Financial Report of OneSteel Limited, the directors declared that:

(a) the financial statements and associated notes comply with the Accounting Standards and Urgent Issues Group Consensus Views;

(b) the financial statements and notes give a true and fair view of the financial position as at 30 June 2001 and performance of the company and consolidated entity for the year then ended; and

(c) in the directors' opinion;

(i) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and parent entity who are party to the deed described in note 31 of the full financial statements, will together be able to meet any obligations or liabilities to which they are, or may become subject to, by virtue of the deed of cross guarantee dated 22 May 2001; and

(ii) the financial statements and notes are in accordance with the Corporations Act (2001), including sections 296 and 297.

This statement has been made in accordance with a resolution of the directors.

Peter Smedley
Chairman

Robert Every
Managing Director

Sydney
21 August 2001

Independent Audit Report

To the Members of OneSteel Limited

Scope

We have audited the Concise Financial Report of OneSteel Limited for the financial year ended 30 June 2001 as set out on pages 38 to 46, in order to express an opinion on it to the members of the company. The company's Directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the full financial report of OneSteel Limited for the year ended 30 June 2001. Our audit on the full financial report was signed on 21 August 2001 and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB1039 "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the Concise Financial Report of OneSteel Limited complies with Accounting Standard AASB1039 "Concise Financial Reports".

ARTHUR ANDERSEN
Chartered Accountants

CRAIG M. JACKSON
Partner

Sydney
21 August 2001

NUMBER OF SHAREHOLDERS

There were 206,755 shareholders at 7 September 2001. There is only one class of share, ordinary fully paid shares. All issued shares carry voting rights on a one-for-one basis.

Distribution of Shareholdings at 7 September 2001

Range of Holdings	Number of Shareholders	% of Total Holders	Number of Shares	% of Total Shares
1–1,000	166,315	80.44	38,964,822	8.45
1,001–5,000	29,725	14.38	63,679,932	13.82
5,001–10,000	5,626	2.72	41,794,942	9.07
10,001–100,000	4,918	2.38	104,219,160	22.61
100,001 and over	171	0.08	212,294,468	46.05
Total	**206,755**	**100.00**	**460,953,324**	**100.00**

Unmarketable Parcels
There were 140,657 members holding less than a marketable parcel of shares in the company, as at 7 September 2001.

Listing
The company's shares are quoted on the Australian Stock Exchange.

Twenty Largest Shareholders at 7 September 2001

	Number of Shares	% of Total Shares
PTA Nominees Limited	30,295,761	6.57
National Nominees Ltd	22,775,255	4.94
Westpac Custodian Nominees Ltd	15,826,595	3.43
OneSteel Share Plans Pty Limited (deferred plan a/c)	14,681,833	3.19
Chase Manhattan Nominees Ltd	14,665,596	3.18
Japan Resources Limited	9,309,000	2.02
HKBA Nominees Limited	8,838,105	1.92
Queensland Investment Corporation	8,553,701	1.86
Australian Mutual Provident Society	8,416,553	1.83
JG Pastoral Pty Ltd	5,012,500	1.09
The Homestead (Tolga) Pty Ltd	5,000,000	1.08
MLC Group of Companies	4,481,879	0.97
Tyndall Life Insurance Company Limited	4,282,300	0.93
Royal & Sun Alliance Life	3,717,385	0.81
Guardian Trust Australia Limited (TASWP a/c)	2,925,621	0.63
Mitsubishi Development Pty Ltd	2,491,723	0.54
CSS Board	2,469,495	0.54
Commonwealth Custodian Services Ltd	2,444,815	0.53
ANZ Nominees Limited	2,296,722	0.50
Health Super Pty Ltd	2,123,179	0.46
Total	170,608,018	37.02
Total Issued Shares	**460,953,324**	

Substantial shareholders as defined by the Corporations Law (holding at least 5% of shares):		
PTA Nominees Limited	30,295,761	6.57

Unquoted equity securities
Options over ordinary shares issued pursuant to the OneSteel executive share/option plan:

- Number of employees participating 47
- Number of securities 5,571,460

SHAREHOLDER INFORMATION

Share Registry
Shareholders with queries about anything related to their shareholding should contact the OneSteel Share Registry in Sydney on telephone 1300 364 787 or +61 3 9615 5918. Alternatively, shareholders may wish to write to:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Or on facsimile: +61 2 8234 5050

Details of individual shareholdings can be checked conveniently and simply through visiting our Registrar's website at www.computershare.com and clicking on Investor Centre button. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus family name and postcode, to enable access to personal information.

Dividends

The company proposes to pay dividends in October and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account; or
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the OneSteel Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the OneSteel Share Registry or by visiting www.computershare.com

Tax File Numbers

OneSteel is required to withhold tax at the rate of 48.5% on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Stock Exchange Listing

OneSteel are listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in New South Wales.

Publications

The company's Annual Review is the main source of information for investors and is mailed to shareholders in October. Other sources of information, which will be available on the Internet, are:

1. The Chairman's address to the annual general meeting, which will be available on the Internet; and
2. The half year financial report reviewing the July-December half year, which will be available on the Internet.

Shareholders wishing to receive company information electronically via email, instead of by mail, may register their email address with the company's online shareholder registry as follows:

- visit www.computershare.com
- click on Investors
- click on Registry Service
- click on Your Shareholding
- Next, type the company name, OneSteel Limited, or simply the company code, OST
- Then, next to Check Your Securities, click the 'go' button. You will then need to enter your personal security information; Holder Identification Number (HIN) or Security Holder Reference Number (SRN); family or company name and postcode; and click 'Go'
- From there, click on 'Go' for Communication Details and follow the prompts.

After you have entered your e-mail address and selected which publications you wish to receive, an e-mail will be sent to you for confirmation purposes.

When you receive it, just click on "reply" to confirm your details, then "send".

Internet Address

Shareholder information may be obtained from the Shareholder Information section of the OneSteel website – www.onesteel.com

Change of Address

Issuer sponsored shareholders should notify the OneSteel Share Registry immediately, in writing, signed by the shareholder/s, of any *change to their registered address. For added security, shareholders should quote their previous address and* Securityholder Reference Number (SRN). CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal from Mailing List

Shareholders who do not wish to receive the Annual Review should advise the OneSteel Share Registry, in writing, noting their SRN or HIN.

Change of Name

Shareholders who change their name should notify the OneSteel Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll.

Buy-back

There is no current on-market buy-back in place.

Statistical Summary – Pro-forma

The numbers in the Statistical Information Section, have been prepared on a pro-forma basis as the Statutory Accounts do not include the trading of all the OneSteel Group for the full 12 month period. The purchase of assets were completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets (including the Whyalla Steelworks inventories and receivables) and operations of all businesses were part of the OneSteel Group from 1 July 2000. Funding costs have also been calculated on the basis that OneSteel was consistently geared from 1 July 2000.

KEY FINANCIAL STATISTICS – 12 MONTHS ENDING 30TH JUNE – A$ MILLIONS

	2001 $m	2000 $m
Sales Revenue	2,637.7	2,959.1
Other Revenue	141.5	17.4
Total Revenue	2,779.2	2,976.5
Earnings Before Interest Tax Depreciation Amortisation (EBITDA)	181.7	268.0
Earnings Before Interest Tax (EBIT)	37.7	155.2
Net Interest	61.8	
Profit/(Loss) Before Tax	(24.1)	
Tax expense/(Benefit)	(2.1)	
Net Profit/(Loss) After Tax and minorities (NPAT)	(27.9)	
Cash Flow from operations	170.1	
Total Assets	2,710.8	2,628.4
Funds Employed	1,878.6	2,019.7
Liabilities	1,594.6	1,465.9
Net Debt	762.4	857.2

	2001 $m	2000 $m
Capital and Investment Expenditure	108.4	167.6
Inventories	540.3	608.0
Shareholders' Equity	1,116.2	1,162.5
Employees '000	7,379	7,271
Sales per employee $'000 (includes Email employees May & June)	357.5	407.0
Net Tangible Asset Backing ($ per share)	1.81	2.03
EBIT margin on Sales (%)	1.4	5.2
EBIT return on funds employed (%)	2.0	7.7
Return on Equity (%)	NA	
Gearing (net debt:net debt plus equity) (%)	40.6	42.4
Interest Cover (times)	0.6	
Earnings per Share (cents)	-6.0	
Dividends per Ordinary Share (cents)	6.0	
Payout Ratio (%)	116.5	

TONNES PRODUCED AND DISPATCHED – 12 MONTHS ENDING 30TH JUNE

	2001 Domestic	2001 Export	2001 Total	2000 Domestic	2000 Export	2000 Total
Produced			1,438,770			1,835,822
Dispatched	1,846,503	278,570	2,125,073	2,239,753	427,901	2,667,654

Notes: The 2000 total production figure includes 434,397 tonnes of raw steel produced by the Newcastle Steelworks, which was closed in September 1999. The difference between tonnes produced and tonnes dispatched is due to the supply of other products to OneSteel for resale.

ORE RESERVES AND MINERAL RESOURCES – AS AT 30 JUNE 2001

OneSteel's estimates of Ore Reserves and Mineral Resources presented in this report have been produced in accordance with the current Australasian Code for reporting of Identified Minerals Resources and Ore Reserves (the JORC Code).

All Resource and Reserve figures represent estimates at the end of June 2001. Rounding of tonnes and grade information may result in small differences presented in the totals.

Ore Reserves

The Whyalla Ore Reserves consist of the South Middleback Range operating mines of Iron Duke, Iron Duchess and Iron Knight. Grades are uncalcined. Tonnage factor of 3.29 gm/cc. Moisture content 2% included in weight. Variable mining recoveries utilised. Life of mine scheduled recovery of 87.3% has been applied.

Whyalla (Middleback Range) Iron Ore Reserves		Proved Ore Reserve			Probable Ore Reserve			as at end June 2001 Total Ore Reserves			Compared with 2000 Total Ore Reserves			OneSteel Interest	Competent Person
Category	Ore type	Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade		%	
			Fe%	P%		Fe%	P%		Fe%	P%		Fe%	P%		
Total Quantity	Heamatite	23	63.1	0.05	15	62.2	0.06	38	62.7	0.057	40	62.8	0.057	100	R. Leenders

Annual production was 2.7 mt with better than expected ore recoveries and changes to pit designs leading to marginal gains in ore reserves.

Mineral Resources

Total Mineral Resources reported estimate OneSteel's resource base adjacent to existing operations. The Total Mineral Resource includes all resources, including those used to derive Ore Reserves. Mineral Resources that are not included within Ore Reserves are shown separately.

The Whyalla South Middleback Range Mineral Resources below are the Heamatite deposits of Iron Duke, Iron Duchess and Iron Knight. Grades are uncalcined. Resource predominantly heamatite but minor magnetite interbedded at depth. Resource cut-off grades utilised are Fe>50%, SiO2<10%, Al2O3<5% and P<0.2%. Measured Resource based on 25 x 25m drill coverage. Indicated Resource based on a maximum 50 (EW) x 100 (NS) m drill coverage.

Whyalla (Middleback Range) Iron Ore Reserves Category	Type	Measured Resources		Indicated Resources		as at end June 2001 Inferred Resources		Total Resources 2001		OneSteel Interest	Competent Person
		Tonnes (millions)	Grade (%)	Tonnes (millions)	Grade (%)	Tonnes (millions)	Grade (%)	Tonnes (millions)	Grade (%)	%	
Total Quantity	Heamatite, Minor magnetite.	37	62.8	33	62.0	4	61.2	74	62.3	100	R. Leenders
Quantity excluded from Ore Reserves	Heamatite, Minor Magnetite	7	59.9	11	60.2	3	60.8	21	60.2	100	R. Leenders
Beneath the Iron Duke Heamatite deposit is a magnetite deposit.											
Total Quantity	Magnetite					300	36.8			100	R. Leenders

Designed and Produced by Ross Barr & Associates Pty Limited

onesteel